
a2a
energie in comune

FILE NO. 82-4911


10015036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

December 29, 2009

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Quarterly Report at September 30, 2009 of A2A Group.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone

SEC
Mail Processing
Section

JAN 04 2010

Washington, DC
121

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

FILE NO. 82-4911

A2A GROUP

QUARTERLY REPORT
September 30, 2009

This is a translation of the Italian original "Resoconto intermedio di gestione al 30 settembre 2009" and has been prepared soleley for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu

Quarterly report at September 30, 2009

CONTENTS

01. PERFORMANCE INDICATORS AND COMPANY INFORMATION



ENERGY

- Delmi (51%) [3]
  - Transalpina di Energia (50%)
    - Edison[1] (61.28%)
- Alpiq Holding AG (5.16%)
- Edipower (20%)
- A2A Produzione (100%)
- Aspem Energia (100%)
- A2A Trading (100%)
- A2A Alfa (70%)
- A2A Beta (50%)
- Plurigas (70%)
- COGAS (100%)
- Ostros Energia (100%)
- Abruzzo energia (89.84%) [3]
- Ergosud (50%)
- EPCG (43.70%)
- A2A Energia (100%)
- Asmea (100%)
  - Tidonenergie (100%)
  - Lumenergia (33.33%)
- Ergon Energia in liquidation (50%)
- BAS-Omniservizi (100%)
- Metamer (50%)
- A2A Servizi al Cliente (100%)

HEAT & SERVICES

- A2A Calore & Servizi (100%)
- A2A CORIANCE (98.08%)
  - CORIANCE (100%)
- Varese Risorse (90%)
- ASM Novara (50%) [3]
- Proaris (60%)

ENVIRONMENT

- Amsa (100%)
- Ecodeco (100%)
- Aprica (99.97%)
  - Montichiari-ambiente (80%)
- Partenope Ambiente (100%)

NETWORKS

- A2A Reti Elettriche (100%)
- Bas SII (99.98%)
- Retrasm (100%)
- Camuna Energia (74.50%)
- Seasm (67%)
- A2A Reti Gas (100%)
- ASVT[2] (48.86%)
- Retragas (91.60%)
- Soc. Servizi Valdisotto (32.52%)
- Aspem (90%)

OTHER COMPANIES

- ACSM-AGAM (21.94%)
- Dolomiti Energia (7.9%)
- Metroweb (23.53%)
- Selene (100%)
- e-utile (49%)
- Aprica studi (100%)

1. The percentage of 61.28% relates to the ordinary shares owned by Transalpina di Energia (TdE). The percentage held in the share capital is 60%. Edison holds 50% of Edipower.

2. Of which 0.38% is held through A2A Reti Gas
3. Note that there are call and put options on another stake in the company.

This chart shows the principal investments of the A2A Group. See attachments 1,2,3,4 and 5 for a full list of investments.



Key figures of the A2A Group (**)

Income statement (millions of euro)

	01.01.2009 09.30.2009	01.01.2008 09.30.2008	3rd Qtr. 2009	3rd Qtr. 2008
Revenues	4.304	4.363	1.234	1.375
Operating expenses	-3.192	-3.238	-905	-1.006
Labour costs	-358	-328	-115	-99
Gross operating income - EBITDA	**754**	**797**	**214**	**270**
Depreciation, amortization, provisions and write-downs	-279	-260	-104	-84
Net operating income - EBIT	**475**	**537**	**110**	**186**
Financial balance	-187	-114	-109	-43
Other non-operating income		13		
Other non-operating expenses	-166		-126	
Income before tax	**122**	**436**	**-125**	**143**
Income taxes	-103	-181	7	-50
Net result from non-current assets sold or held for sale	7			
Minorities	-24	-17	-9	-14
Group net income for the period	**2**	**238**	**-127**	**79**
Gross operating income - ebitda / Net revenues	**17,5%**	**18,3%**	**17,3%**	**19,6%**

Balance sheet (millions of euro)

	09.30.2009	12.31.2008
Net capital employed	8.877	8.206
Equity pertaining to the Group and minorities	4.519	4.722
Consolidated net financial position	-4.358	-3.484
Consolidated net financial position/Equity pertaining to the Group and min	0,96	0,74
Consolidated net financial position/Market cap	1,04	0,52

Financial position (millions of euro)

	01.01.2009 09.30.2009	01.01.2008 09.30.2008
Cash flow from operating activities	365	591
Cash flow used in investment activities	-725	-333
Free cash flow	-360	258

Key figures of A2A S.p.A.

	09.30.2009	12.31.2008
Share capital (euro)	1.629.110.744	1.629.110.744
Number of ordinary shares (par value 0.52 euro)	3.132.905.277	3.132.905.277
Number of own shares (par value 0.52 euro)	26.917.609	47.434.850

Key rates and prices

	09.30.2009	09.30.2008
Average 6-month Euribor	1,574%	4,868%
Average price of Brent crude (USD/bbl)	58,20	112,11
Average exchange rate €/$ (*)	1,36	1,52
Average price of Brent crude (Euro/bbl)	42,64	73,52

(*) Source: Italian Foreign Exchange Office

(**) The figures serve as performance indicators as required by CESRN/05/178/B

A2A on the Stock Exchange

Market capitalisation at September 30, 2009: € 4,207 m

Average volumes in the first 9 months 2009: 11,980,499

Euro per share	
Average price in the first 9 months 2009	1.268
Maximum price in the first 9 months 2009	1.491
Minimum price in the first 9 months 2009	0.943
Number of shares (m)	3,133

In June, A2A has distributed a dividend equal to 0.097 Euro per share, in line with 2008

SHAREHOLDING(*)



Market
37.5%
Municipality of
Milan
27.5%
Municipality of
Brescia
27.5%
Alpiq Holding
AG
5.0%
Carlo Tassara
2.5%

(*) Stakes higher than 2% (updated to 30/06/2009)

A2A forms part of the following indices:

- FTSE MIB
- DJ STOXX
- DJ EUROSTOXX
- WisdomTree
- FTSEurofirst
- S&P Developed Ex-US

Ethical indices

- *FTSE4GOOD*
- *Axia Ethical*
- *ECPI Ethical Index EMU*
- *S-BOX Climate Change*

RATING

Standard & Poor's	M/L Term Rating	BBB+
	Short-Term Rating	A-2
	Outlook	Stable
Moody's	M/L Term Rating	A3
	Outlook	Stable

Fonti: Bloomberg, CONSOB, agenzie di rating

A2A in the first 9 months 2009


1.6
1.4
1.2
1
0.8
0.6
€/share
60000000
50000000
40000000
30000000
20000000
10000000
0
Volumes
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Volumes
Price

A2A vs FTSE MIB(*) vs Dow Jones Stoxx Utilities

(Price January 1, 2009 = 100)


130
120
110
100
90
80
70
60
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
A2A
FTSE/MIB
Dow Jones STOXX Utilities

(*) As of 01/06/09 FTSE MIB Index has replaced S&P MIB Index

Corporate boards

Supervisory Board (*)

Chairman
Graziano Tarantini

Deputy Chairman
Rosario Bifulco

Directors
Adriano Bandera
Gianbattista Brivio
Bruno Caparini
Gianni Castelli
Alberto Cavalli
Stefano Grassani
Enrico Mattinzoli
Marco Miccinesi
Massimo Perona
Norberto Rosini
Giorgio Maria Filiberto Sommariva
Franco Tamburini
Antonio Matteo Taormina

Management Board (**)

Chairman
Giuliano Zuccoli

Deputy Chairman
Vittorio Cinquini

Directors
Franco Baiguera
Mario Cocchi
Francesco Randazzo
Renato Ravanelli
Paolo Rossetti
Giuseppe Sala

General Managers

Corporate and Market Area
Renato Ravanelli

Technical-Operations Area
Paolo Rossetti

Independent Auditors
PricewaterhouseCoopers S.p.A.

(*) In office from 3 June 2009
(**) In office from 22 June 2009

Significant events during the period

A2A acquires 90% of Aspem

On January 15, 2009, A2A and the Municipality of Varese executed the agreement signed on September 30, 2008 for Aspem SpA to join the A2A Group. Aspem SpA operates in the public services segment in the city of Varese and in other municipalities of the province of Varese.
A2A ha acquired 90% of the capital of Aspem SpA which controls 100% of Aspem Energia Srl, 90% of Varese Risorse SpA and 12.5% of Prealpi Services SpA. The Municipality of Varese will continue to hold around 9.8% of Aspem S.p.A. and 10% of Varese Risorse S.p.A., while the residual investment in Aspem S.p.A. is held by other towns in the Province of Varese.
Aspem S.p.A. operates in the field of natural gas distribution in the Municipality of Varese and other towns in the province of Varese, with around 100 million cubic metres of gas distributed and around 41,000 customers connected to the network. It also provides water to around 60,000 customers and environmental services, covering an area with 107,000 inhabitants.
Aspem Energia S.r.l. handles gas and electricity sales (with more than 90 million cubic metres of gas sold), whereas Varese Risorse S.p.A. runs Varese's district heating plant, which has an installed power of 52.5 MWt and 5 MWe. Prealpi Servizi S.p.A., in which the local utility companies of Gallarate and Busto Arsizio also have an interest, manages the water service in the Province of Varese. It recently absorbed Sogeiva Varese Ambiente S.p.A., which operates in the field of water purification.
In 2008, the Aspem Group generated revenues of around 75 million euro, with a gross profit from operations of 6.5 million euro. At December 31, 2008 the net debt, which was negatively affected by the seasonal nature of the business, amounted to 5 million euro.
The price agreed for the acquisition is 20.5 million euro, which will be paid by transferring A2A shares to the Municipality of Varese equal to around 0.6% of A2A share capital. The Municipality of Varese took a "lock-up" obligation on the A2A shares for 18 months and has an option to sell its investments in Aspem S.p.A. and Varese Risorse S.p.A. which it can exercise 3 years after the closing (this being the lock-up period for these investments) at a price, for Aspem S.p.A. not higher than the one agreed in the contract, whereas for Varese Risorse S.p.A., the price still has to be agreed.

Gas meters: a major commitment, also for large meters

The A2A Group has sent a letter to thousands of administrators of large condominiums with suggestions on how to run their central heating systems more efficiently.
A2A has for some time been distributing information to all gas customers, also together with their gas bills, on the question of the measurement of the volumes distributed and the massive plan to replace gas meters installed prior to 1990. All of these steps are taking place at a time when the underlying regulations are in constant evolution, with gas distributors involved in a huge effort of technological innovation under the guidance and control of the Authority for Electricity and Gas.
Moreover, A2A has signed a protocol of reconciliation with consumer associations, creating a simple, rapid and innovative tool for settling disputes with customers. Together with Federutility, the national trade association, A2A is also discussing the possibility of other reconciliation agreements with consumer associations.
Other initiatives aimed at its customers include a specific letter sent by A2A to the administrators of condominiums and all customers with medium and large metering systems, such as condominium or groups of condominiums, fed by a single thermal power station, and in general, those with membrane-type meters or turbine-type meters, or - more rarely - rotoid meters. In this letter, A2A highlights the fact that, whatever the chosen type of meter, it is in any case of a certain size based on the level of the customer's demand: In fact, in order to design the plant correctly and decide on the size of the meter, gas distribution companies need to know the customer's effective demand for gas to run its boilers. A2A draws attention, above all, to those cases where the initial demand for

gas by the customer is higher than the effective requirement of the boiler that is installed, leading to diseconomies, but also to less efficiency on the part of the customer's heating system.
To improve energy efficiency, reduce consumption and minimise polluting emissions, A2A suggests calling the attention of the heat manager of choice on two important aspects:
* when boilers are being replaced, to ask for help in choosing the ideal model: modulating load or condensation boilers for example, without prejudice to the principle that the potential of the boiler should always be correlated to the effective requirement of the heating system;
* fine-tuning and regulation of the existing boilers, for example limiting the number of times they are switched on and off each day. A2A also makes available a dedicated telephone number that customers can call for advice and to check the adequacy of the system they have decided to install.

A2A Group's business plan

On February 16, 2009, the Supervisory Board and the Management Board reviewed the operating results of 2008, and the 2009-2013 business plan prepared by management .

Of the industrial objectives that have been achieved since A2A was set up, the following are particularly worthy of mention:

• start-up of the combined-cycle Gissi plant in Abruzzo with installed power of around 800 MW;
• an agreement to set up a JV with the Gazprom Group, at the same time signing a contract to import around 1 billion cubic metres of natural gas per year from Russia (in force from October 2008);
• the start-up of new waste disposal plants for around 80,000 tonnes/year;
• Ecodeco, in JV with a Greek partner, was awarded the contract to build and run a waste disposal plant (ITS®) on the island of Crete (75,000 tonnes/year): construction is expected to be completed by the end of 2009;
• Partenope Ambiente S.p.A., a newly incorporated company of the A2A Group, was awarded a 15-year contract to run the new waste incinerator at Acerra (NA) and the waste disposal plant at Caivano (NA);
• the start-up of the cogeneration plant called "Canavese" in Milan, with installed thermal capacity of 60 MWt.

The most important mergers and acquisition concluded in 2009 were the following:

• the agreement with the E.ON Group (for which the closing took place on July 1, 2009) for the A2A Group to pull out of E.ON Produzione S.p.A. (formerly Endesa Italia) by acquiring the business spun off from the company consisting of the thermoelectric plant in Monfalcone (with oil and coal-fed groups for a total of 980 MW) and of the hydroelectric hub in Calabria (490 MW);
• the agreement with the Municipality of Varese for the acquisition of Aspem S.p.A. (90%);
• the support to the merger operation between ACSM Como and AGAM Monza: A2A holds 21.9% of the new company and is the reference industrial shareholder.
During 2008, a great deal of attention was given to the process of integration between the various corporate groups that have joined A2A, laying the organisational, process and IT bases to achieve significant operational synergies over the coming years.

The new Business Plan includes the effect of the crisis in the macroeconomic scenario on the profitability of the energy sector, and foresees:

• ***capital expenditure*** during the period of 2.8 billion euro, of which 1.9 billion euro to help the development of new production capacity in the sectors in which the Group operates;

- an average annual rate of growth in ***gross operating income*** of 5% on the 2008 pre-closing result and of 7.5% on the 2008 pre-closing result excluding non-recurring items;
- a lower ***net financial position*** than at the end of 2008, amounting to 3.2 billion euro. In particular, it receives annual dividends over the period of the Plan in line with ordinary dividends paid during 2008.

During the period of the Plan, management intends to concentrate the A2A Group's industrial development in the four business areas in which it operates:

Energy – The development of electricity sales from 23 to 30 billion kWh will be possible thanks to completion of the investments in the combined-cycle thermoelectric plants at Gissi (Ch) and absorption of the generation assets of E.ON Italia, the start-up expected in mid-2010 of the plant at Scandale in Calabria (750 MW) in which A2A has a 50% interest and transformation of the present oil-driven groups installed in the Monfalcone plant (580 MW) into a modern combined-cycle of 800MW, with a significant increase in production efficiency.
As a result of these investments, by mid-2009 the A2A Group will have installed capacity of 5,400 MW (3,400 MW at the end of 2007) which will rise to 6,000 MW by the end of the period, with an efficient production mix consisting of gas and coal fed thermoelectric power plants, hydroelectric power stations and environmental unit costs lower than the average of the system.
Enhancement of the production assets will be helped by careful integrated management of the power-gas portfolio and by a further, gradual development of the trading activity, which is constantly monitored for attendant risks. In addition to the Italian market, A2A is already active as an operator in the electricity market in France, Austria, Slovenia, Germany, Switzerland and Greece.
In the gas sector, higher demand due to commercial expansion and in-house consumption for the combined-cycle and cogeneration power stations will raise the availability portfolio to more than 8 billion cubic metres per year (5.2 billion in 2007). Hence the strategic importance of the agreement signed with the Gazprom Group and of the joint control over Edison, a company that can gradually ensure the vertical integration of the A2A Group in the upstream segments of the gas market.

Environment - 2008 confirmed that A2A is a leading Italian operator in the field of waste management where the Group has a presence in the entire value sector, from collection to the treatment of urban and industrial waste, also recycling them to produce energy.
In this sector, the Plan provides for the construction of new waste disposal plants and two new incinerators, which will make it possible to increase the volumes handled from 2.9 to 4.3 million tonnes/year. The production of electricity from waste incineration is expected to rise from 1.1 to 1.7 billion kWh.

Cogeneration and District Heating – The Business Plan envisages consolidation of the A2A Group's leadership at national level, with an increase in sales of heat from 1.8 billion kWht to 2.8 billion. This is helped by the construction of new cogeneration plants for over 600 MWt and by the development of distribution networks in various towns in the provinces of Novara, Varese, Bergamo, Brescia and Milan. The contribution that the development of urban district heating networks will make in terms of lower atmospheric emissions will be emphasised by technological innovation (e.g. development of systems for recovering energy from the water-bearing stratum by means of natural gas cogeneration systems integrated with heat pumps).

Networks – The management of electricity, gas and water distribution networks (a sector in which the A2A Group is present throughout the value sector) will make it possible to maintain a portion of its margins associated with regulated tariffs, which involve lower risk. The capital investments in this sector will aim to maintain the high quality of the service already achieved, completing the installation of electronic meters for measuring electricity consumption. As soon as approved devices are available, a plan to install electronic meters for gas consumption will also be initiated

during the period of the plan, in accordance with the recent resolution of the Authority for Electricity and Gas.

SEA acquires 49% of Malpensa Energia from A2A S.p.A.

On March 19, 2009, SEA S.p.A. acquired from A2A S.p.A. 49% of Malpensa Energia S.r.l., a company that has in subconcession the management of the cogeneration plants at Malpensa and Linate airports.
With the transactions, the total value of which is 4.4 million euro, the investment of SEA in Malpensa Energia rises from 51% to 100% of the share capital.
This sale of its minority holding forms part of A2A's ongoing plan to rationalise its equity investments.
The sale was completed on June 18, 2009 after receiving the go-ahead from the Competition Authority.

A2A, Iride and the Gazprom group finalise the project for a joint venture to sell natural gas on the Italian market.

On March 24, 2009, by subscribing an increase in capital, ZMB GmbH, a subsidiary of the Gazprom group, became owner of 50% of the share capital of A2A Beta S.P.A., in which an interest is also held by A2A Alfa S.r.l. (in turn held 70% by the A2A Group and 30% by the Iride Group). Through this transaction, the parties executed the agreements previously stipulated which aim to create a joint venture for the sale of natural gas on the Italian market.

Integration process: mergers between Group companies

As part of a process of rationalisation of the ownership structure and of integration among companies of the A2A Group, a number of mergers were completed during the period with a view to laying the organisational, process and IT bases to achieve significant synergies; these can be summarised as follows:

• merger of ASM Elettricità S.r.l. with AEM Elettricità S.p.A., which after the merger changed its name to A2A Reti Elettriche S.p.A.; the merger took effect from April 1, 2009;

• merger of ASM Reti S.p.A. with AEM Distribuzione Gas S.p.A., which after the merger changed its name to A2A Reti Gas S.p.A.; the merger took effect from April 1, 2009;

• merger of ASM Energy S.r.l. with A2A Trading S.p.A., effective from June 1, 2009; as a result of this operation, A2A Trading S.r.l. increased its share capital, leaving its other corporate references as they were;

• merger of ASM Calore e Servizi S.r.l. with A2A Calore e Servizi S.r.l., effective from June 1, 2009.

• merger of the following companies, effective from July 1, 2009:
  - Bas.Com S.p.A. with Selene S.p.A.
  - Bas Power S.r.l. with Aprica S.p.A.
  - Fertilvita S.r.l., Amica Biella S.r.l., Amica Villafalletto S.r.l. and Cavaglia' S.r.l. with Ecodeco S.r.l.
  - AMSADUE S.r.l. and AMSATRE S.r.l. with AMSA S.p.A..

Recovery of the so-called "State Aid"

On April 30, 2009 A2A S.p.A. received notice from the Tax Office that they had instructions to recover the alleged "State Aid" enjoyed during the period 1996-1999 and declared in conflict with EC regulations.
This "aid" was in the form of tax benefits that were granted at the time to municipal utility companies that transformed themselves into joint-stock companies (the so-called "tax moratorium").
The additional amount requested, over and above what was paid in 2007 by way of recovery, comes to around 64 million euro, including interest.
Based on current law, this amount was paid by the required deadline.

Agreement with the Government of Montenegro for A2A to become the industrial partner of EPCG

On May 26, 2009 A2A S.p.A. made some block purchases on the Montenegro Stock Exchange from various minority shareholders of Elektroprivreda Crne Gore AD Nikšić (EPCG), a company that operates in the production and sale of electricity.

As a result of these transactions, A2A S.p.A. came to hold around 15% of EPCG.
On September 3, 2009, as a result of the tender launched by the Government of Montenegro, A2A signed a contract to buy 18% of the State electricity company. Half of this investment was acquired directly from the Government of Montenegro, the other half by subscribing an increase in capital.
The contract included a commitment on the part of A2A to buy the other shares still held by minority interests at the same price, namely 8.4 euro per share. At the end of September, having bought almost all the residual shares, A2A held 43.70% of the Montenegrin company.
The total outlay for this operation, including the previous purchases, amounted to 436 million euro.
As a result of this operation, A2A took on the role of EPCG's strategic and industrial partner, contributing towards the development of the electricity sector, both production and distribution, not only in Montenegro, but throughout the Balkans.
EPCG operates in all areas of the sector, i.e. production, distribution and sale of electricity. It is Montenegro's leading power company, running one thermoelectric plant, two hydroelectric plants and seven "small hydro" plants, for a total installed capacity of 868 MW, 76% of it renewable. Thanks to the 19 thousand kilometres of distribution network, the company supplies over 300 thousand customers. EPCG also operates in the construction, repair and maintenance of plants.
Montenegro has considerable potential for electricity production and the current project to install an underwater link with Italy, together with the plans to build various new plants, would allow Italy to import significant quantities of energy from renewable sources.

A2A S.p.A.: distribution of dividends, revocation and appointment of the members of the Supervisory Board

On June 3, 2009 the Shareholders' Meeting of A2A S.p.A. approved the proposal to distribute a dividend of Euro 0.097 per share, which was paid from June 25, 2009, going ex-coupon (no. 11) on June 22, 2009. Dividends no longer attract any tax credit and, depending who the recipient is, they may be subject to withholding tax at source or, in part, contribute towards taxable income.
The Meeting also approved the revocation of six members of the Supervisory Board, namely Renzo Capra, Claudio Buizza, Antonio Capezzuto, Pierfrancesco Cuter, Angelo Rampinelli Rota and Giovanni Rizzardi, which resulted in the entire Supervisory Board falling from office pursuant to art. 21.4 of the articles of association. The Shareholders' Meeting appointed the new Supervisory Board for three years based on a voting list, consisting of the following 15 members:

- Graziano Tarantini – Chairman;
- Rosario Bifulco – Deputy Chairman;
- Alberto Cavalli;
- Adriano Bandera;
- Bruno Caparini;
- Gianni Castelli;
- Enrico Mattinzoli;
- Stefano Grassani;
- Franco Tamburini;
- Marco Miccinesi;
- Norberto Rosini;
- Giorgio Maria Filiberto Sommariva;

taken from the list of candidates presented jointly by the Municipality of Brescia and the Municipality of Milan, together the holders (directly or indirectly through subsidiaries) of 54.991% of the share capital;

- Antonio Matteo Taormina;
- Massimo Perrona;

taken from the list of candidates presented by the minority shareholder, Alpiq Holding AG;

- Giambattista Brivio;

taken from the list of candidates presented jointly by the minority shareholders, Carlo Tassara S.p.A. and Energia e Servizi S.r.l.

Marco Miccinesi and Norberto Rosini are registered auditors.

A2A S.p.A.: list for the appointment of the new Management Board deposited

On June 5, 2009, the Chairman of A2A's Supervisory Board Graziano Tarantini and the Deputy Chairman Rosario Bifulco acknowledged the decision taken by the Management Board to hand in their resignation, a resolution passed unanimously by those present in the interests of institutional opportuneness and as a sign of maximum cooperation.
The Chairman Graziano Tarantini and the Deputy Chairman Rosario Bifulco then took steps to deposit two lists for the appointment of a new Management Board.

The first list (signed by the following members of the Supervisory Board: Rosario Bifulco, Adriano Bandera, Gianni
Castelli, Stefano Grassani, Marco Miccinesi and Giorgio Maria Filiberto Sommariva) includes the following candidates: Giuliano Zuccoli, Francesco Randazzo, Renato Ravanelli, Giuseppe Sala, Alessandro Ermolli, Carlo Secchi, Patrizia Savi and Michele De Censi.
The second list (signed by the following members of the Supervisory Board: Graziano Tarantini, Alberto Cavalli,
Bruno Caparini, Enrico Mattinzoli, Norberto Rosini, Franco Tamburini) includes the following candidates: Vittorio Cinquini, Paolo Rossetti, Franco Baiguera, Mario Cocchi, Alessandro Triboldi, Antonio Bonomo, Enzo Gerosa and Mario Tomasoni.

A2A S.p.A.: first meeting of the Supervisory Board, appointment of the Secretary and installation of all of the Directors

On June 12, 2009, A2A S.p.A.'s Supervisory Board met for the first time under the chairmanship of Graziano Tarantini.
During the course of the meeting, a new Secretary was appointed in the person of Luigi Zampaglione of the Brescia College of Notaries; all of the new Directors were then installed after the necessary formalities had been carried out.
In order to take an initial step to implement the recommendation of the Shareholders' Meeting that the structure should be streamlined and rationalised, steps were taken to reduce the number of committees that form part of the Supervisory Board's activities from six to four.
The Board then appointed the Nominations Committee and the Compensation Committee.
The following form part of the Nominations Committee: Graziano Tarantini – Chairman, Rosario Bifulco – Deputy Chairman, Giorgio Maria Filiberto Sommariva and Enrico Mattinzoli.
The following form part of the Compensation Committee: Gianni Castelli – Chairman, Franco Tamburini – Deputy Chairman, Giambattista Brivio and Massimo Perona.

A2A S.p.A.: Appointment of the Management Board

On June 22, 2009, the Supervisory Board met, once the Nominations Committee had reviewed the candidates' requisites, and appointed the following eight persons as members of the Management Board:

- Giuliano Zuccoli – Chairman;
- Vittorio Cinquini – Deputy Chairman;
- Franco Baiguera;
- Mario Cocchi;
- Francesco Randazzo;
- Renato Ravanelli;
- Paolo Rossetti;
- Giuseppe Sala.

Of the members of the Management Board, the following have the requisites to be considered independent in accordance with art. 148 of D. Lgs. 58/1998: Mario Cocchi and Francesco Randazzo.
The Board also took steps to appoint the members of the Internal Control Committee and of the Donations Committee.
The following form part of the Internal Control Committee: Graziano Tarantini – Chairman, Rosario Bifulco – Deputy Chairman, Norberto Rosini and Marco Miccinesi.
The following form part of the Donations Committee: Adriano Bandera – Chairman, Alberto Cavalli – Deputy Chairman, Bruno Caparini and Stefano Grassani.
Continuing in the direction indicated by the Shareholders' Meeting, steps were taken to set the fees - lower than in the past - to be paid to the members of the Management Board and those members of the Supervisory Board that hold special positions.

Spin-off of E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)

On July 1, 2009, the non-proportional partial spin-off of E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l. (a company wholly-controlled by A2A S.p.A.) took effect in accordance with the deed stipulated on June 23.
On April 16, 2009, in execution of the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A., E.ON A.G., Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A. (now E.ON Produzione S.p.A.), the project for the spin-off of E.ON Produzione S.p.A. was filed with the Rome and Brescia company registers. As already communicated to the market on June 17, 2008 and July 18, 2008, this spin-off involved transferring to the beneficiary company (a special purpose vehicle held entirely by A2A S.p.A.) the thermoelectric plant at Monfalcone and the hydroelectric nucleus in Calabria in exchange for the cancellation of A2A S.p.A.'s 20% stake in E.ON Produzione S.p.A.
The present capacity of the thermoelectric plant at Monfalcone is of around 976 MW, while that of the hydroelectric nucleus of Calabria is of around 484 MW. As a result of this operation, the A2A Group's generation capacity has grown considerably, going from around 4,100 MW to around 5,500 MW, with 28% of the installed power coming from renewable sources.

A2A and Renault: electric car diffusion agreement

On July 2, 2009, the agreement between A2A and the Renault-Nissan Group for the diffusion of electric cars was formalised; the companies have signed a memorandum of understanding for the development of zero-emission mobility, which will take the form of an initial pilot scheme to be set up in Milan and Brescia by the end of 2010.
In order to create an infrastructure for recharging the electric vehicles made by Renault-Nissan, A2A is defining agreements with technology partners for the supply of public recharge columns and systems for recharging cars in private homes, as well as for the definition of electronic payment systems to facilitate access to the service.

Moody's confirms the long-term rating

On July 20, 2009, Moody's confirmed the A2A Group's long-term rating, which remains A3 with a "stable outlook". Confirmation of the rating reflects the good quality of A2A's credit worthiness, as well as a strong and stable business profile, with the support of positive diversification of its activities and a significant presence in regulated sectors.

A2A bond issue

The Management Board, at the meeting held on September 15, 2009, decided to issue bonds up to a maximum of one billion euro, which will be placed with qualified investors for trading on one or more regulated markets, giving a mandate to the Chairman and the General Manager of the Corporate and Market Area to decide on the amounts, timing and characteristics of the issue.

Appointment of the Manager in charge of preparing accounting documents

On September 17, 2009 Mr Stefano Micheli, the Group Administrative Manager, was appointed as the Manager in charge of preparing accounting documents.

Summary of results, assets and liabilities and financial position

Results

	01.01.2009 09.30.2009	*01.01.2008 09.30.2008*	*Change.*
Millions of euro			
Revenues	**4,304**	**4,363**	**(59)**
of which:			
- Revenues from sales and services	*4,197*	*4,237*	*(40)*
- Other operating income	*107*	*126*	*(19)*
Operating expenses	(3,192)	(3,238)	46
Labour costs	(358)	(328)	(30)
Gross operating income – ebitda	**754**	**797**	**(43)**
Depreciation and amortization	(256)	(223)	(33)
Provisions and write-downs	(23)	(37)	14
Net operating income – ebit	**475**	**537**	**(62)**
Financial income	7	18	(11)
Financial expenses	(250)	(161)	(89)
Affiliates	56	29	27
Other non-operating expenses	(166)		(166)
Other non-operating income		13	(13)
Income before tax	**122**	**436**	**(314)**
Income taxes	(103)	(181)	78
Net income of continuing operations, net of tax	**19**	**255**	**(236)**
Net result from non-current assets sold or available for sale	7		7
Minorities	(24)	(17)	(7)
Group net income for the period	**2**	**238**	**(236)**

In the first nine months of 2009, the consolidated revenues of the Group came to 4,304 million euro, showing a decrease on the same period of last year.

The various areas of activity contributed to total revenues for the year in the following way:

	09.30.09	*09.30.08*
Electricity sold to wholesaler and retail customers (GWh)	13,295	12,760
Electricity sold on the Power Exchange	9,737	10,118
Electricity sold on foreign markets	3,156	2,856
Gas sold to wholesaler and retail customers (Mmc)	2,525	2,413
Heat sold (*Gwht*)	1,673	1,085
Electricity distributed (*GWh)*	8,493	9,194
Gas distributed (*Mmc*)	1,294	1,244
Water distributed (Mm3)	75	67
Purified water (Mcm)	41	47
Waste disposed of (*Kton*)	1,977	2,142

Sales also benefited from the following quantities produced by the plants managed by the Group:

	09.30.09	*09.30.08*
Thermoelectric production (*GWh*)	7,110	6,851
Hydroelectric output *(GWh)*	2,393	1,880
Heat production *(Gwht))*	1,438	980
Electricity cogeneration *(GWh)*	363	224
Electricity produced by incinerators and biogas plants (GWh)	798	889

Gross operating income - ebitda of the period came to **754 million euro, down by 43 million euro compared with the same period last year.** The positive performance reflects the positive trend achieved by Electricity and Heat and Services sectors has been offset by the decline shown by Network and Environment sectors, as shown in the following table:

Millions of euro	**Gross operating income EBITDA 09.30.09**	**Gross operating income EBITDA 09.30.08**
Energy Sector	386	333
Heat and Services Sector	41	27
Environment Sector	173	251
Networks Sector	170	203
Other Services and Corporate Sector	(16)	(17)
Total	**754**	**797**

In particular, the Energy sector saw an increase in margins earned by the gas sector, while the electricity sector reports a result in line with the same period of the previous year.

Positive contributions came from efficient management of the portfolio of generation assets run by the Group, a good performance on the part of national and international trading, higher hydroelectric output recorded in the first months of the year and the contribution of the hydroelectric nucleus in Calabria, as well as the higher value attributed to environmental securities These positive effects have been offset by the decline in domestic demand (-7.4%) and an increase in imports (+11%) which led to a considerable reduction in prices on the IPEX platform.

The increase in Gas sector margins is attributable to the favourable trend in the energy scenario: during the period under review, we have seen different trends in costs and revenues, with particular reference to the different indexing of raw material prices, which instead had a negative impact during the last quarter of 2008. During the quarter, there was also the positive impact of the new structure of selling prices applied to protected customers (resolution ARG/gas 64/09), which led to an increase in the fixed annual quota to cover selling costs and a reduction in the variable quota.

The *Heat and Services Sector* benefited from the contribution made by the French subsidiary Coriance, which has been consolidated since August 2008, and of Varese Risorse (controlled by Aspem S.p.A.), which was acquired in January 2009, as well as from the growth in volumes sold to end-customers as a result of a more favourable trend in the weather compared with the same period of the previous year.

The gross operating profit of the Network sector decreases compared with the same period in the previous year. This is substantially attributable to the electricty sector: The 2008 result had, in fact, benefited from recognition by the Authority for Electricity and Gas of the specific company equalisation amount to cover the actual costs incurred by the company during the period 2004-2007.

The *Environment* Sector is also showing a reduction in gross operating income compared with the first nine months of 2008. This was mainly due to the loss of the CIP6 incentive for the electricity produced by the Brescia incinerator (from November 2008), planned stoppages for extraordinary maintenance at the Brescia incinerator and a reduction in the industrial waste produced by certain Group plants. These effects were partially offset by the higher output of the Silla 2 incinerator, which was closed down during the first three months of 2008 for a programmed stoppage, and by the positive contributions made by the Aspem Group and Partenope Ambiente.

Depreciation, amortization, provisions and write-downs amount to 279 million euro. This caption is made up of 13 million euro of amortization, 243 million euro of depreciation, 18 million euro of provision for bad and doubtful accounts and of 5 million euro of provisions for risks and charges. The last amount reflects the positive effect of releasing the provisions set aside in previous years in connection with the dispute with INPS over health contributions, for which the Court of Cassation definitively decided in favour of the A2A Group.
Depreciation and amortization increased by 33 million euro compared with the same period last year. The increase is mainly attributable to the start-up of the Gissi thermoelectric plant which took place in the first half of the year, acquisition of the Monfalcone thermoelectric plant and the plants of the Calabria hydroelectric nucleus, which have been consolidated since July 1, 2009, following the spin-off of the business from E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., and consolidation of the Aspem and Coriance Groups from January 1, 2009 and August 1, 2008, respectively.

As a result of these changes the **Net operating income** amounts to 475 million euro (537 million euro at September 30, 2008).

Net financial expenses amounted to 243 million euro (143 million euro during the first nine months of the year 2008). The increase of 100 million euro, due for 118 million euro to interest on assessment notices received with the purpose of recovering alleged State aid to the former AEM S.p.A. and ASM S.p.A., partly offset by the reduction in interest rates, although applied to an average Group net financial debt higher than in the corresponding period of last year.

The **Portion of affiliates**, amounting to 56 million euro, increases by 27 million euro compared with September 30, 2008. This caption includes the valuations at equity of the investments in the Group's associates, the main ones being in Transalpina di Energia S.r.l., Edipower S.p.A., Dolomiti di Energia S.p.A., ACSM-AGAM S.p.A. and Metroweb S.p.A.

Other non-operating expenses come to 166 million euro and refer entirely to the recovery of the principal portion of alleged State aid to the former AEM S.p.A. and ASM S.p.A., as better explained in the paragraph entitled "Other information – EC infringement procedure".

Income taxes amount to 103 million euro, compared with 181 million euro in the previous period, and includes for 10 million euro the effect of the recent Decree Law 112 of June 25, 2008 (the so-called "Summer Manoeuvre"), which introduced a 5.5% surtax from the first half of 2008 for companies operating in the production and sale of gas and electricity. This surtax has been recently increased to 6.5% for 2009 with art. 56, third paragraph, of Law 99 of July 23, 2009.

The **net result from non-current assets available for sale** amounts to 7 million euro and relates to the dividend received during the period after tax from Alpiq Holding AG.

As a result of the above, the **Group net income for the period**, net of Minorities, came to 2 million euro (at September 30, 2008 it was 238 million euro).

To summarise, the net result of the first nine months of 2009 has been significantly affected by the charge incurred to recover the so-called "State Aid" which, net of tax, came to 244 million euro.
Net of the non recurring recovery of State Aid, the net result for the period would have amounted to 246 million euro with an increase of 3.4% compared with September 30, 2008.

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Balance sheet and financial position

The **Net consolidated capital employed** amounts to 8,877 million euro at September 30, 2009, and is covered by equity for 4,519 million euro (of which 889 million euro pertaining to minorities) and by net debt for 4,358 million euro.

In particular, the increase of 671 million euro in net "Capital employed" compared with December 31, 2008 can be explained by the growth in **"Working capital"**, for 229 million euro, mainly due to the decrease in "Trade payables and other current liabilities", and in **"Net capital employed"** which if "Assets/liabilities available for sale" are included, rose during the period by 442 million euro. This last increase is linked to the enlargement of the scope of consolidation following the spin-off of E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., the acquisition of 43.7% of EPCG (Montenegro), partially offset by the increase in the provision for risks principally for the tranche still to be paid for the recovery of the so-called "State Aid" (220 million euro) and the negative change in the fair value of financial investments.

The **"Net financial position"**, amounts to 4,358 million euro at September 30, 2009 and increased by 874 million euro compared with December 31, 2008 principally due to the acquisition of 43.7% of EPCG in Montenegro (438 million euro), consolidation of the business transferred from E.ON Produzione S.p.A. to A2A Produzione S.r.l. (206 million euro) and the payment of dividends for 301 million euro.
This financial outlay has been partly offset by the operating cash flow generation of the period, which was positive for 83 million euro, after spending 298 million euro on industrial investments.

In details, cash flow from operating activities during the period amount to 365 million euro and include the change in assets and liabilities of 139 million euro.

Cash flow used in investment activities amount to 725 million euro and include capital expenditure for tangible assets and intangible assets, the increase in the value of investments made during the period.

(in millions of euro)	09.30.2009	12.31.2008	Change
CAPITAL EMPLOYED			
Net capital employed	**7,706**	**7,033**	**673**
- Tangible assets	4,651	4,005	646
- Intangible assets	909	634	275
- Shareholdings and other non-current financial assets (*)	3,115	3,103	12
- Other non-current assets/liabilities (*)	(94)	(47)	(47)
Deferred tax assets and liabilities (*)	13	(6)	19
- Provisions for risks, charges and liabilities for landfills	(611)	(392)	(219)
- Employee benefits	(277)	(264)	(13)
of which with contra-entry in equity	*(118)*	*303*	
Working capital	**716**	**487**	**229**
- Inventories	277	224	53
- Trade receivables and other current assets (*)	1,931	1,992	(61)
- Trade payables and other current liabilities (*)	(1,481)	(1,693)	212
- Current tax assets/tax liabilities	(11)	(36)	25
of which with contra-entry in equity	*(9)*	*(153)*	
Assets/liabilities available for sale (*)	**455**	**686**	**(231)**
of which with contra-entry in equity	*367*	-	
TOTAL CAPITAL EMPLOYED	**8,877**	**8,206**	**671**
SOURCES OF FUNDS			
Net Equity	**4,519**	**4,722**	**(203)**
Total financial position beyond one year (*)	3,902	3,159	743
Total financial position within one year	456	325	131
Total net financial position	**4,358**	**3,484**	**874**
of which with contra-entry in equity	*(8)*	*(13)*	
TOTAL SOURCES	**8,877**	**8,206**	**671**

(*) Net of balances included in net financial position.

(in millions of euro)	01.01.2009 09.30.2009	01.01.2008 09.30.2008
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	**(3,484)**	**(3,264)**
Net income for the period (including minorities)	26	255
Depreciation and amortization	256	223
Write-downs of investments and fixed assets	0	0
Result from affiliates	(56)	(29)
Changes in assets and liabilities (*)	139	142
Cash flow from operating activities	**365**	**591**
Cash flow from Investment activities	**(725)**	**(333)**
Free cash flow	**(360)**	**258**
Dividends paid by the parent company	(301)	(299)
Dividends paid by subsidiaries to third parties	(2)	(14)
Cash flow from distribution of dividends	**(303)**	**(313)**
Loan A2A Produzione S.r.l. (**)	**(206)**	
Changes in financial assets/liabilities with contra-entry in equity	**(5)**	**(9)**
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(4,358)**	**(3,328)**

(*) Net of balances with contra-entry in equity.

(**) Following the partial spin-off of E.ON Produzione S.p.A.. in favour of A2A Produzione S.r.l.

Significant events after September 30, 2009

The Autumn 2009 "Stay with us" campaign

On October 12, the A2A Group presented a multichannel campaign in support of energy sold through the free market, identifying three different customer target groups: households, SMEs and commonhold administrators. Each of these categories will be sent a "tailor-made" offer.
The objective of the campaign, which will cover all of the territories currently served, especially Lombardy and Abruzzo, using various media, is to foster customer loyalty by facilitating the switch from the higher protection market to the free market by means of advantageous offers.
The first stage involves sending detailed, up-to-date information to the home of each end-user; the second stage envisages a road show with A2A personnel going to visit local markets and neighbourhood festivities in various towns and cities to offer advice to current and potential customers. The third stage will be an attempt to get the message across to customers through the media with a combination of posters, newspaper and magazine advertisements, and television publicity spots.
You are reminded the commercial companies of the A2A Group that operate on the territory are:
- A2A Energia (formerly AEM Energia) in Milan and province
- ASMEA in Brescia and province
- ASPEM Energia in Varese and province
- Bas Omniservizi in Bergamo and province
- Metamer in Abruzzo
- Tidonenergia in Piacenza and in certain provinces of Emilia Romagna.

A2A delivers clean heat in the San Siro and Comasina districts of Milan.

On October 21, works were completed on the modernisation of the heating plants and refurbishing of A2A's district heating network in the densely populated San Siro and Comasina neighbourhoods. Thanks to this project, A2A is bringing "clean heat" to more than 10,000 Milanese families, with significant environmental benefits for the city thanks to a drastic reduction in $C0_2$ emissions. A new system of pipe insulation also makes it possible to limit heat loss to a considerable extent, resulting in substantial savings.

San Siro district (Selinunte Square)
On November 27, 2008 A2A Calore & Servizi S.r.l. and ALER signed an agreement to link the "ALER San Siro" neighbourhood to the A2A Group's district heating network coming from the Figino-Silla 2 incinerator, completely refurbishing the local network with a view to running the plants and supplying heat for 25 years.
The works foreseen in the contract and carried out by A2A required a considerable effort both in financial terms and in planning and operating terms.

Complete refurbishment of the neighbourhood's old heat distribution network involves laying some 8 km of preinsulated pipes, as well as important improvements to the thermal plant in Piazza Selinunte.
All of the old substations located in the various buildings were replaced by installing 47 new plate heat exchangers and 92 new internal circuit circulation pumps, also creating a system of remote control for the substations.
It was carried out an extraordinary maintenance of the boilers with the installation of a new pumping system for the district heating network, a new and more powerful control panel and complete restructuring of the plant's piping and of the pressurisation and expansion tanks.
Linking up the district heating network with the Figini plant in time for the 2009/2010 thermal season turned out to quite difficult because of the complexity of the works and of the authorisations that were needed. In July 2009, we had to accelerate modernisation of the current thermal plant

located underground in Piazza Selinunte with three natural gas boilers, each if 12 MWt, which will act as a reserve to integrate supply once the link with Figino is completed, which is expected to take place for the thermal season 2010-2011.

Comasina district

On March 8, 2008 A2A Calore & Servizi S.r.l. signed an agreement with Consorzio Servizi Integrati (CSI), which is wholly-owned by ALER, to supply heat for district heating and to refurbish the heat distribution network for the buildings in the Comasina district of Milan.
Under this agreement, which lasts for 35 years, A2A Calore & Servizi S.r.l. undertakes to distribute heat through the district heating network to users in the ALER quarter of Comasina by completely refurbishing the local network, installing some 16 km of preinsulated pipes and replacing the old substations in the individual buildings with 107 new plate heat exchangers and around 200 new internal circuit circulation pumps, also creating a system of remote control for the substations.
We are also installing a new and more powerful pumping system for the district heating network in the thermal plant in Via Salemi 23 (Milan) to service the quarter.
Lastly, there will be new works due for completion by the end of the 2010-2011 thermal season to upgrade the machinery of the current thermal plant. Once the technology has been renewed, it will make it possible to extend the district heating network to nearby neighbourhoods such as Affori, moving towards Bovisa.

Bond loan

On October 27, 2009, A2A issued a bond loan totalling 1 billion euro with a seven year duration.
The bond loan has the following characteristics:

- placement price 99.255
- gross annual coupon of 4.50%
- effective gross yield at maturity of 4.627%, corresponding to a yield of 145 base points over the reference rate (mid-swap at 7 years)
- maturity November 2, 2016
- minimum tranche of 50 thousand euro, placed exclusively with qualified investors

The bonds are regulated according to English law.

The subscription settlement date was November 2, 2009 and from that date the bonds have been traded on the Luxembourg Stock Exchange.

The bond issue forms part of the Group's financial strategy, which is designed to ensure an adequate level of liquidity, extend the average duration of debt and diversify the sources of finance.

Moody's confirms the long-term rating.
On October 29, 2009 Moody's confirmed the A2A Group's long-term rating, which remains A3 with a "stable outlook". Moody's also awarded the same rating as the Company to the recent bond loan (A2A EUR 1,000,000,000, 4.50%, maturity 2016).

EC infringement procedure
On October 2, 2009 A2A S.p.A. received notice from the competent offices of six assessments involving the recovery of alleged State aid relating to additional sums compared with those already requested, for an amount of some 220 million euro. On this basis, the Italian Tax Authorities activated the recovery procedure by means of a fiscal-type assessment without offering any chance to defer or suspend payment. The Company impugned these assessments before the Provincial Tax Commission of Milan, also asking for payment to be suspended and initially this was granted by the chairman of the commission. However, this decision was revoked and the Company was forced to pay the entire amount mentioned above on October 22, 2009, to avoid the cost of the assessments being entered in the tax-rolls and the accrual of further interest. For more information see the specific paragraph entitled "Other information – EC infringement procedure".

02. CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET (1)	Notes	AT SEPTEMBER 30, 2009	AT DECEMBER 31, 2008	AT SEPTEMBER 30, 2008
(millions of euro)				
ASSETS				
NON-CURRENT ASSETS				
Tangible assets	1	4.651	4.005	3.925
Intangible assets	2	909	634	703
Shareholdings carried according to equity method	3	3.069	2.553	2.595
Other non-current financial assets	3	48	551	565
Deferred tax assets	4	369	316	287
Other non-current assets	5	63	57	41
TOTAL NON-CURRENT ASSETS		**9.109**	**8.116**	**8.116**
CURRENT ASSETS				
Inventories	6	277	224	281
Trade receivables	7	1.530	1.699	1.406
Other current assets	8	401	293	290
Current financial assets	9	35	34	26
Current tax assets	10	11	2	1
Cash and cash equivalents	11	35	87	134
TOTAL CURRENT ASSETS		**2.289**	**2.339**	**2.138**
NON-CURRENT ASSETS AVAILABLE FOR SALE	12	**461**	**692**	**696**
TOTAL ASSETS		**11.859**	**11.147**	**10.950**
EQUITY AND LIABILITIES				
EQUITY				
Share capital	13	1.629	1.629	1629
(Treasury shares)	14	-61	-107	-107
Reserves	15	2.060	2.036	2.062
Net income for the year	16	0	316	
Net income for the period	16	2	0	238
Equity pertaining to the Group		**3.630**	**3.874**	**3.822**
Minorities	17	889	848	866
Total equity		**4.519**	**4.722**	**4.688**
LIABILITIES				
NON-CURRENT LIABILITIES				
Non-current financial liabilities	18	3.931	3.196	3.170
Deferred tax liabilities	19	356	322	304
Employee benefits	20	277	264	269
Provisions for risks, charges and liabilities for landfills	21	611	392	409
Other non-current liabilities	22	130	68	110
Total non-current liabilities		**5.305**	**4.242**	**4.262**
CURRENT LIABILITIES				
Trade payables	23	977	1.186	996
Other current liabilities	23	504	507	552
Current financial liabilities	24	529	449	348
Tax liabilities	25	22	38	95
Total current liabilities		**2.032**	**2.180**	**1.991**
Total liabilities		**7.337**	**6.422**	**6.253**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS AVAILABLE FOR SALE	26	**3**	**3**	**9**
TOTAL EQUITY AND LIABILITIES		**11.859**	**11.147**	**10.950**

(1) Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 41 as required by CONSOB Communication DEM/6064293 of July 28, 2006.

CONSOLIDATED INCOME STATEMENT (1) (millions of euro)	Notes	01/01/2009 09/30/2009	01/01/2008 09/30/2008	3rd Qtr. 2009	3rd Qtr. 2008
REVENUES					
REVENUES FROM THE SALE OF GOODS AND SERVICES		4.197	4.237	1.182	1.338
OTHER OPERATING INCOME		107	126	52	37
TOTAL REVENUES	28	**4.304**	**4.363**	**1.234**	**1.375**
OPERATING EXPENSES					
EXPENSES FOR RAW MATERIALS AND SERVICES		2.990	3.029	841	940
OTHER OPERATING EXPENSES		202	209	64	66
TOTAL OPERATING EXPENSES	29	**3.192**	**3.238**	**905**	**1.006**
LABOUR COSTS	30	**358**	**328**	**115**	**99**
GROSS OPERATING INCOME - EBITDA	31	**754**	**797**	**214**	**270**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	32	**279**	**260**	**104**	**84**
NET OPERATING INCOME - EBIT	33	**475**	**537**	**110**	**186**
FINANCIAL BALANCE					
FINANCIAL INCOME		7	18	2	-14
FINANCIAL EXPENSES		250	161	138	54
AFFILIATES		56	29	27	25
TOTAL FINANCIAL BALANCE	34	**-187**	**-114**	**-109**	**-43**
OTHER NON-OPERATING INCOME	35		**13**		
OTHER NON-OPERATING EXPENSES	36	**-166**		**-126**	
INCOME BEFORE TAX		**122**	**436**	**-125**	**143**
INCOME TAXES	37	**103**	**181**	**-7**	**50**
INCOME FROM CURRENT OPERATIONS NET OF TAX		**19**	**255**	**-118**	**93**
NET RESULT OF NON-CURRENT ASSETS AVAILABLE FOR SALE	38	**7**			
NET INCOME		**26**	**255**	**-118**	**93**
MINORITIES		**-24**	**-17**	**-9**	**-14**
GROUP NET INCOME FOR THE PERIOD	39	**2**	**238**	**-127**	**79**
Earnings per share (in euro):					
- basic		0,0008	0,0771		
- basic, from operating activities		-0,0018	0,0771		
- diluted		0,0008	0,0771		
- diluted, from operating activities		-0,0018	0,0771		

(1) Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 41 as required by CONSOB Communication DEM/6064293 of July 28, 2006.

Consolidated statement of comprehensive income
In millions of euro

	09/30/2009	09/30/2008
Net income (loss) for the period (A)	**26**	**255**
Effective part of gains/(losses) on cash flow hedges	41	-25
Gains/(losses) on the remeasurement of financial assets available for sale	-48	29
Tax effect of other gains/(losses)		16
Total other gains/(losses) net of the tax effect of companies consolidated on a line-by-line basis (B)	**-7**	**20**
Other gains/(losses) of companies carried according to equity method net of the tax effect (C)	**30**	**-2**
Total gain/(loss) (A) + (B) + (C)	**49**	**273**
Total gain/(loss) attributable to:		
Shareholders of the parent company	**10**	**262**
Minorities	**39**	**11**

CONSOLIDATED CASH FLOW STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2009	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2008	CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2008
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	87	32	32
Contributions merger-related	-	155	155
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	87	187	187
Operating activities			
Net result for the year/period	26	347	255
Depreciation of tangible assets	243	292	212
Amortization of intangible assets	13	16	11
Write-downs/disposals of tangible assets		18	
Write-downs/disposals of intangible assets		4	
Write-downs/disposals of tangible assets and intangible assets	-	22	
Results from affiliates	(56)	(60)	(29)
Write-downs/disposals of investments	-	9	
Change in risk provisions and other non-current assets/liabilities (*)	225		(40)
Change in working capital (*)	(86)	(78)	182
Change in assets/liabilities available for sale	0		
Change in working capital (*)	139	(78)	142
Cash flow from operating activities	365	548	591
Investment activities			
Investments in tangible assets	(273)	(437)	(264)
Investments in intangible assets and goodwill	(25)	(26)	(86)
Investments in shareholdings and securities (*)	(452)	(9)	
Sales of investments	5		
Dividends received from affiliates and other shareholdings	20	60	60
Purchase/sale of treasury shares	0	(43)	(43)
Cash flow from investment activities	(725)	(455)	(333)
FREE CASH FLOW	(360)	93	258
Financing activities			
Change in financial assets *	(14)	(44)	(33)
Change in financial liabilities *	625	164	35
Dividends paid	(301)	(299)	(299)
Dividends paid to third parties	(2)	(14)	(14)
Cash flow from financing activities	308	(193)	(311)
CHANGE IN CASH AND CASH EQUIVALENTS	(52)	(100)	(53)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	35	87	134

Statement of changes in Group equity
(in millions of euro)

Description	Share capital	Treasury shares	Cash Flow Hedge	Result of financial assets available for sale	Other reserves and retained earnings	Net income for the period/year of the Group	Total equity pertaining to the Group	Minorities	Total equity
	Note 13	Note 14	Note 15	Note 15	Note 15	Note 16		Note 17	
Equity at 12.31.2007 Restated	**936**	**-64**	**13**	**384**	**699**	**292**	**2.260**	**794**	**3.054**
Allocation of 2007 net income					292	-292			
Distribution of dividends					-299		-299	-14	-313
Effects of the merger on the balance sheet	693		-7		934		1.620	31	1.651
IAS 32 and 39 reserves			-12	36			24	-6	18
Put option on Delmi Spa shares					26		26	46	72
Put option on Abruzzo Energia Spa shares					-3		-3	-5	-8
Other changes		-43			-1		-44	3	-41
Group net income for the period and minorities						238	238	17	255
Equity at 09.30.2008	**1.629**	**-107**	**-6**	**420**	**1.648**	**238**	**3.822**	**866**	**4.688**
Changes in the fourth quarter of 2008:									
IAS 32 and 39 reserves			-59	-5			-64	-35	-99
Put option on Delmi Spa shares					41		41		41
Other changes					-3		-3	2	-1
Result from October 01, 2008 to December 31, 2008						78	78	15	93
Equity at 12.31.2008	**1.629**	**-107**	**-65**	**415**	**1.686**	**316**	**3.874**	**848**	**4.722**
Allocation of 2008 net income					316	-316			
Distribution of dividends					-301		-301	-2	-303
IAS 32 and 39 reserves			40	-32			8	15	23
Put option on Delmi Spa shares					19		19		19
Put option on Aspem Spa shares								-3	-3
Put option on Varese Risorse Spa shares								-1	-1
Other changes		46			-18		28	8	36
Result from January 01, 2009 to September 30, 2009						2	2	24	26
Equity at 09.30.2009	**1.629**	**-61**	**-25**	**383**	**1.702**	**2**	**3.630**	**889**	**4.519**

03. NOTES TO THE QUARTERLY REPORT

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law. A2A S.p.A. and its subsidiaries ("Group") operate both in Italy and abroad, especially following acquisitions in France and Montenegro.

The A2A Group mainly operates in the following sectors:

- the production, sale and distribution of electricity;
- the sale and distribution of gas;
- the production, distribution and sale of heat through district heating networks;
- waste management (from collection and street-sweeping to disposal) and the construction and management of integrated waste disposal plants and systems, which are also made available to other operators;
- integrated water cycle management.

The quarterly report

The quarterly report of the A2A Group at September 30, 2009 is expressed in millions of euro, which is also the currency of the economies in which the Group operates.

The Report of the A2A Group at September 30, 2009 has been prepared:

- in compliance with Decree 58/1998 (art. 154 ter) and subsequent amendments, and with the Issuers' Regulations published by CONSOB;
- in accordance with the International Financial Reporting Standards (IAS/IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union.

In preparing the Report at September 30, 2009 the Group adopted the same principles used for the consolidated financial statements at December 31, 2008, which should be referred to for a more detailed description.
In addition, from January 1, 2009 the Group adopted for the first time the principles and interpretations explained in detail in the paragraph entitled "Changes in accounting standards and accounting policies".

Note that certain valuation processes, especially the more complex ones, such as the measurement of potential losses on discontinued operations, are generally performed in a complete fashion only at the end of the year when the annual financial statements are being prepared, except in those cases where there are clear signs of impairment, which require losses to be estimated immediately.
The actuarial valuations needed to determine the provisions for employee benefits are normally performed during preparation of the annual financial statements.

Income taxes are calculated on the basis of best estimates of taxable income and the average tax rates to be applied.

This Report at September 30, 2009 was approved by the Management Board at the meeting held on November 12, 2009, which authorised its publication.

This Report is unaudited.

Financial statements

For the balance sheet, the Company has adopted a format which separates current and non-current assets and liabilities, as required by par. 60 et seq. of "IAS 1 revised".

The income statement is presented by type of expenditure, a format considered more representative than presentation by purpose. This format is also adopted by the Company's principal competitors and is in line with international practice. The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of investments and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities.

The cash flow statement is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity has been prepared in accordance with "IAS 1 revised".

The accounting schedules included in the financial statements are in the same format as those used in the annual financial statements, except for a new analysis of comprehensive profit/loss pertaining to the Group and minorities, following the application of "IAS 1 revised", which supplements the information on the consolidated income statement.

Basis of preparation

The quarterly report at September 30, 2009 has been prepared on the basis of historical cost, except for those items which under IFRS must or may be measured at fair value, as discussed further in the accounting policies.
The consolidation principles, accounting policies, measurement methods and estimates used for the preparation of this report are the same as those adopted when preparing the financial statements at December 31, 2008, to which reference should be made for a full discussion.

Changes in accounting standards

From January 1, 2009 the following amendments and interpretations to international accounting standards have been applied:

- IAS 23 Revised "Borrowing costs": obligatory capitalisation of financial expenses incurred on assets that need a certain period of time before they are ready for use or for sale, applicable from January 1, 2009. The impact of applying this standard on the income statement and balance sheet at September 30, 2009 is about 2 million euro;
- IAS 1 *Revised* "Presentation of Financial Statements", applicable from January 1, 2009, which no longer permits showing cost and revenue items in the statement of changes in equity, requiring them to be reported separately from the changes generated by transactions with shareholders. According to the revised version, all changes generated by transactions with shareholders must be reported in the statement of changes in equity, while transactions with third parties ("comprehensive income") must be shown in a single schedule of comprehensive income or in two separate schedules (income statement and statement of comprehensive income). In any case, changes generated by transactions with third parties must not be reported in the statement of changes in equity;

- IFRS 8 "Operating segments" applicable from January 1, 2009, has replaced IAS 14 "Segment reporting"; compared with the previous standard, the required disclosures now include an analyses of the products and services supplied, as well as of major customers;
- Amendment to IFRS 2 "Vesting Conditions and Cancellations", at present not applicable to the A2A Group;
- IFRIC 13 "Customer loyalty programmes", applicable from January 2009; the adoption of this interpretation does not have a material accounting effect for the A2A Group.

The other accounting policies adopted during the first nine months of 2009 are the same as those used in the previous year.

On March 26, 2009 the pertinent bodies of the European Union completed the necessary endorsement process for application of the following interpretation:

- IFRIC 12 "Service Concession Arrangements" applicable from January 1, 2010; application of this interpretation could have a significant impact on the presentation in the financial statements of some of the Group's concessions, particularly with reference to the reclassification of tangible and intangible fixed assets. If all of the Group's assets under concession were subject to IFRIC 12 and therefore reclassified, the total amount involved would be around 1,450 million euro. The Group is carrying out all the analyses needed to identify the assets that are subject to IFRIC 12.

On April 16, 2009 the IASB issued a series of amendments (or "improvements") to IFRS. The IASB has indicated that the following will involve a change in the presentation, recognition and measurement of financial statement items. Those that only entail terminology or editorial changes with minimal effects in accounting terms, or which affect standards or interpretations that are not applicable to the A2A Group, are not discussed in this report.

- IFRS 2 "*Vesting Conditions and Cancellations*": this amendment, applicable from January 1, 2010 (though earlier adoption is permitted), establishes that, when measuring share-based payment instruments, only service and performance conditions can be considered as vesting conditions. Any other clauses must be considered non-vesting conditions and included in the calculation of the fair value of the plan at the grant date.
- IAS 16 *"Property, plant and equipment"*: this now requires companies with a rental business to classify as inventory any assets that are no longer rented and are held for sale; the proceeds from their sale must therefore be recognised as revenue.
- IFRS 5 "*Non-current assets held for sale and discontinued operations*": this amendment, which is applicable from January 1, 2010 without retrospective effect, clarifies that IFRS 5 and the other IFRS that make specific reference to non-current assets (or groups of assets) classified as held for sale or as discontinued operations establish all the disclosures required for such assets or operations.
- IFRS 8 "*Operating segments*": this amendment, which must be applied from January 1, 2010, requires companies to report the value of total assets for each segment, if this value is reported periodically to the highest operational decision-making level. Previously, this information had to be disclosed even without this condition. Early adoption of this amendment is permitted.
- IAS 7 "*Statement of cash flows*": this amendment, which must be applied from January 1, 2010, only allows cash flows that result in the recognition of an asset in the balance sheet to be classified in the cash flow statement as deriving from investment activities, whereas cash flows that do not result in

the recognition of an asset (as in the case of promotional, advertising or staff training expenditure) must be classified as deriving from operating activities.

- IAS 17 "*Leases*": when measuring a lease contract that includes both land and buildings, this amendment specifies that the part relating to land with an indefinite useful life should normally be treated as a finance lease since, for the duration of the contract, the significant risks and benefits associated with its use are effectively transferred to the lessee, even if there is no formal title to that effect. Although only applicable from January 1, 2010, on the date of adoption, all land included in outstanding and ongoing lease contracts will have to be measured separately, which could potentially involve the retrospective recognition of a new finance lease.
- IAS 28 "*Investments in associates*": in the case of investments measured using the equity method, this amendment establishes that there is no need to allocate any impairment to the individual assets (especially goodwill) comprising the investment, but rather to its value taken as a whole. Accordingly, if the conditions exist for a subsequent write back, such write back must be recognised in full.
- IAS 36 "*Impairment of assets*": this amendment, which is applicable from January 1, 2010 without retrospective effect, requires that each operating unit or group of operating units to which goodwill is allocated for impairment testing purposes should not be larger than an operating segment, as defined in paragraph 5 of IFRS 8, prior to the aggregation endorsed by paragraph 12 of that IFRS on the basis of similar economic characteristics or other elements that make them similar.
- IAS 38 "*Intangible assets*": the amendment to IFRS 3 made in 2008 established that there is sufficient information to measure the fair value of an intangible asset acquired via a business combination if it is separable or originated by contractual or legal rights. As a result, IAS 38 has been amended to reflect this change in IFRS 3. This amendment also clarifies the techniques that are commonly used to measure the fair value of intangible assets for which there is no active reference market; in particular, these techniques include as alternatives: estimating the present value of the net cash flows generated by the asset, estimating the costs that the enterprise has avoided by owning the asset rather than having to use it under licence from a third party, or the costs that would be needed to recreate or replace it (the so-called "cost method"). The amendment is applicable from January 1, 2010 without retrospective effect. However, if the revised version of IFRS 3 is applied early, this amendment must be applied early too.
- IAS 39 "*Financial Instruments: Recognition and Measurement*": this amendment restricts the non-applicability exemption endorsed in paragraph 2g of IAS 39 to forward contracts between a buyer and the seller of an enterprise as part of a business combination that will take place on a future acquisition date, on condition that completion of the business combination does not depend on further action by one of the two parties, but only on the passing of a suitable period of time. On the other hand, the amendment clarifies that IAS 39 does apply to option contracts (whether or not they are currently exercisable) when one of the two parties can control whether or not future events take place and exercise of the option would lead to control over the enterprise. The amendment also clarifies that implicit penalties for the early repayment of loans, the amount of which compensates the lender for the loss of future interest, are closely correlated with the associated loan contracts and, therefore, must not be accounted for separately. Lastly, the amendment clarifies that the gains or losses on a hedged financial instrument must be reclassified from equity to the income statement for the period in which the hedged expected cash flow has an impact on the income statement. This amendment is applicable without retrospective effect from January 1, 2010, although earlier application is permitted.
- IFRIC 9 "*Reassessment of Embedded Derivatives*": this amendment, which is applicable without retrospective effect from January 1, 2010, excludes from the scope of application of IFRIC 9 the derivatives embedded in contracts acquired via business combinations at the time of setting up enterprises under joint control or joint ventures.

On June 3, 2009, the pertinent bodies of the European Union completed the endorsement process required for the amendment of the following standards:

- IAS 27 "Consolidated and Separate Financial Statements", applicable from July 1, 2009, whereby changes in percentage interests that do not involve a loss of control must be treated as an equity transaction with a matching entry in equity. Moreover, the revised standard establishes that when control over a subsidiary is transferred, but an equity interest is retained, the residual investment must be measured at fair value and any gains or losses deriving from the loss of control must be recognised in the income statement.

- IFRS 3 *revised* "Business Combinations", applicable from July 1, 2009, contains the following principal modifications:

(i) elimination of the obligation to measure the subsidiary's individual assets and liabilities at fair value in the event of a step acquisition of subsidiaries. In such cases, goodwill is determined as the difference between the value of the investments immediately prior to the acquisition, the consideration paid and the value of the net assets acquired;

(ii) if the company does not buy 100% of the investment, the portion of equity belonging to minorities can be measured either at fair value, or by using the method previously envisaged by IFRS 3;

(iii) booking to the income statement all of the costs relating to the business combination and recognition of liabilities for contingent consideration payments at the acquisition date;

(iv) change in the role that the probability of a future event plays in the choice of accounting treatment. In particular, the new standard requires always recognition of the contingent consideration linked to a future event, even if the probability of occurrence influences its fair value.

On June 4, 2009 the pertinent bodies of the European Union completed the endorsement process required for application of the following interpretation:

- IFRIC 16 "Hedges of a Net Investment in a Foreign Operation", which is applicable from July 1, 2009, clarifies how to apply IAS 21 and IAS 39 when an entity hedges the exchange risk deriving from its net investments in foreign operations.

On August 26, 2009 the IASB issued a series of amendments (or "improvements") to IFRS. The IASB has indicated that the following will involve a change in the presentation, recognition and measurement of financial statement items. Those that only entail terminology or editorial changes with minimal effects in accounting terms, or which affect standards or interpretations that are not applicable to the A2A Group, are not discussed in this report.

- IFRS 1 "First-time adoption of International Financial Reporting Standards": this amendment, which must be applied from January 1, 2011 (although earlier adoption is allowed), requires companies adopting International Financial Reporting Standards for the first time which change their accounting manuals or take advantage of the exemptions allowed by IFRS 1 following the publication of interim financial statements pursuant to IAS 34 "Interim financial reporting", to disclose the changes made and update their reconciliations between the previously-adopted accounting policies and IFRS 1. The amendment also clarifies that parties adopting International Financial Reporting Standards for the first time may only use fair value for the revaluations made on the adoption of IFRS, on condition that

these are made in the same financial year as the first-time presentation of financial statements under IFRS.

- The amendment to IFRS 3 "Business Combinations", applicable from July 1, 2010, covers three aspects:

(i) measurement of minority interests;
(ii) share-based payments as part of a business combination;
(iii) business combinations that took place prior to the application of IFRS 3 in 2008.

With regard to the first aspect, the amendment establishes that the buyer must measure any minority interests in the acquired entity at fair value, or using other criteria envisaged by other IFRS, except for those minority interests that, upon liquidation of the acquired entity, carry a right to participate in the related net assets based on the ownership percentage held. In this case, the buyer should measure such interests at fair value or in proportion to the minority's interest in the identifiable net assets of the acquired entity.

The second aspect relates to the exchange of payments based on shares due to the buyer for those due to the employees of the acquired entity. The exchange of options over shares and other share-based payments are recognised as changes in share-based payments under IFRS 2. If the buyer is obliged to make the exchange, all or part of the market value of the payments made using shares belonging to the buyer must be included in the calculation of the purchase consideration.

Lastly, the amendment clarifies that the requirements of IAS 32 "Financial instruments: Presentation", IAS 39 "Financial instruments: Recognition and Measurement" and IFRS 7 "Financial instruments: Disclosures", do not apply to business combinations if the acquisition date was prior to the application date set for IFRS 3 in 2008.

- IFRS 5 "Non-current assets held for sale and discontinued operations": this amendment, applicable from July 1, 2009, clarifies that investments in associates and companies under common control (joint ventures) must be classified as held for sale when the company is committed to a programme of disposals that involve the loss of significant influence or common control.
- IFRS 7 "Financial instruments: disclosures": in order to understand the company's exposure to risks deriving from financial instruments, this amendment, applicable from January 1, 2011, eliminates the concept of materiality since this might affect the disclosures provided in the financial statements.
- IAS 1 "Presentation of Financial Statements": this amendment, applicable from January 1, 2011 (early adoption allowed), establishes that the changes in equity may be presented in a separate schedule or, alternatively, in the explanatory notes to the balance sheet.
- IAS 8 "Accounting policies, changes in accounting estimates and errors": this amendment, applicable from January 1, 2011 (early adoption allowed), changes paragraph 10 of IAS 8 as follows: "In the absence of an IFRS that specifically applies to a transaction, other event or situation, management must use its judgement to develop and apply an accounting policy that provides disclosures which:

(i) are relevant;
(ii) present fairly the transaction, other event or situation. An economic fact is presented fairly when the information provided is complete, neutral and free from error".

- IAS 27 "Consolidated and Separate Financial Statements": this amendment, applicable from January 1, 2011 (early adoption allowed), establishes that the separate financial statements of the parent company must apply the requirements of IAS 39 "Financial instruments: recognition and measurement", and not those of IAS 36 "Impairment of assets", when carrying out impairment tests in relation to investments in subsidiaries, associates and companies under common control, regardless of whether they are measured at cost or in accordance with IAS 39.
- IAS 28 "Investments in associates": this amendment, applicable from January 1, 2011, relates to the partial use of fair value for the measurement of investments in associates, clarifying that different

methods may be used to measure portions of an investment in an associate when, on initial measurement, part of the investment is recognised at fair value through the income statement, pursuant to the exception allowed in par. 1 of IAS 28.

- IAS 34 "Interim financial reporting": this amendment, applicable from January 1, 2011, relates to the disclosures to be made in interim financial statements, with particular reference to the information specified in IFRS 7 "Financial Instruments: Disclosures".
  Paragraph 15 of this standard lists, by way of example, the types of event or transaction to be disclosed by the entity and introduces the following situations:

(i) significant changes in the economic condition of the business which affect the fair value of its financial assets and liabilities, without distinction between the assets and liabilities carried at fair value and those carried at amortised cost;
(ii) significant transfers of financial instruments between levels of the fair-value hierarchy;
(iii) changes in the classification of assets due to a change in the purpose or use of such assets;
(iv) changes in contingent assets and liabilities.

- IAS 40 "Investment property": this amendment, applicable from January 1, 2011, although early adoption is allowed, eliminates the requirement to reclassify property as inventory when it is due to be sold, consistent with IFRS 5 "Non-current assets held for sale and discontinued operations".
- IFRIC 13 "Customer loyalty programmes": this amendment, applicable from January 1, 2011, clarifies the meaning of "fair value", explaining that when the value of awards is measured with reference to the fair value of the credits for which they can be redeemed, the value of such awards must be revised to reflect any expected losses.

On July 23, 2009 the pertinent bodies of the European Union completed the endorsement process required for application of the following interpretation:

- IFRIC 15 "Agreements for the construction of real estate": this interpretation provides clarification and guidance on the recognition over time of revenues deriving from the construction of real estate, and with regard to the possibility that construction agreements might be covered by IAS 11 "Construction contracts" or IAS 18 "Revenue".
  This interpretation applies, in particular, to the recognition of the revenues and costs of entities that construct property directly or via sub-contractors; the agreements covered by this interpretation relate to the construction of property, including the supply of other goods and services.

Lastly, on September 10, 2009, the pertinent bodies of the European Union completed the endorsement process required for amendment of the following standards:

- IAS 39 and IFRS 7 "Reclassification of financial assets – effective date and transition": on October 13, 2008, the IASB issued amendments to IAS 39 "Financial instruments: recognition and measurement" and IFRS 7 "Financial instruments: disclosures" which allowed, under certain circumstances, the reclassification of certain financial assets other than derivatives out of the "measured at fair value through the income statement" category. The new amendment also allows the reclassification of loans and receivables from the "available for sale" category to the "held to maturity" category, if the company intends and is able to hold such instruments for a specified future period. Companies must apply these amendments from July 1, 2008.

- **Scope of consolidation**

The quarterly report of the A2A Group at September 30, 2009 includes the financial statements of the parent company A2A S.p.A. and of those subsidiaries in which A2A S.p.A., directly or indirectly, holds a majority of the voting rights exercisable at ordinary shareholders' meetings. Also consolidated, under the equity method, are those companies in which the parent company has joint control with other shareholders (joint ventures) and those over which it exercises significant influence (associates).

Changes in the scope of consolidation

- The investment in ACSM S.p.A. is also consolidated at equity. ACSM previously absorbed AGAM Monza S.p.A, changing its name to ACSM-AGAM S.p.A. Given the lack of up-to-date figures at September 30, 2009, the consolidation includes the figures for the nine months from September 30, 2008 to June 30, 2009, a delay of one quarter which is permitted by IAS 27 paragraph 27.
- Due to the acquisition on July 31, 2008, of 98.08% of A2A Coriance S.a.s. which holds 100% of Coriance S.a.s., the Coriance Group, previously controlled by the Cofatech Group, has been included in the scope of consolidation. Its results for the period from January 1, 2009 to September 30, 2009 and its balance sheet at September 30, 2009 have therefore been consolidated in this interim report on a line-by-line basis. The accounting for this combination became final at the end of 2008. IFRS 3 has been applied in the preparation of these consolidated financial statements by allocating to tangible fixed assets the corresponding portion of fair value and recognising the related deferred taxation. The portion of fair value that could not be allocated has been recognised as goodwill of about 10 million euro, which will be subjected to impairment testing as required by IFRS.
- Following the purchase on January 15, 2009, of 90% of Aspem S.p.A., a provider of public services in Varese and other municipalities in the province of Varese which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A., the results for the period from January 1, 2009 to September 30, 2009 and the balance sheet at September 30, 2009 have been fully consolidated, with the allocation of a 10% interest to the minority shareholders. The accounting for the combination of the Aspem Group is still provisional. Allocation of the purchase price should be completed by the end of 2009, as permitted by IFRS 3 paragraph 45.
- The sale to SEA S.p.A. of 49% of Malpensa Energia S.r.l. by A2A S.p.A., as described in the paragraph on "Significant events during the period", has resulted in the deconsolidation of Malpensa Energia S.r.l..
- Following the purchase of a 43.70% interest in EPCG, a Montenegrin company, this company is now included within the scope of consolidation. EPCG prepares its financial statements in Euro and, accordingly, there are no exchange differences to consider. The effects of the consolidation at equity will be reflected in the consolidated financial statements commencing from December 31, 2009.
- With effect from July 1, 2009, the 20% interest previously held in E.ON Produzione S.p.A. was contributed to A2A Produzione S.r.l., a wholly-owned subsidiary of A2A S.p.A. formed specifically for the purpose. This transaction involved a partial, non-proportional spin-off of activities from E.ON Produzione S.p.A. As a result, the A2A Group has acquired ownership of the thermoelectric power plant at Monfalcone and the hydroelectric nucleus in Calabria, and is no longer a shareholder of E.ON Produzione S.p.A. This transaction is a business combination pursuant to IFRS 3; accordingly, the assets and liabilities acquired have been recognised at their carrying amount on the date of the spin-off. The difference between the book value of the investment and equity interest held in the company has been allocated in full to goodwill on a temporary basis, until the fair value of the assets and liabilities concerned has been determined. The accounting for the combination involving A2A

Produzione S.r.l. is still provisional. The fair values concerned should be determined by the end of 2009.

Consolidation policies and procedures

Consolidation policies

Subsidiaries
The scope of consolidation of the A2A Group comprises the Parent company A2A S.p.A. and the companies over which it exercises direct or indirect control. Subsidiaries are consolidated from the date on which the Group effectively acquires control and are deconsolidated from the date on which control is transferred to a company outside of the Group.

Associates and Joint Ventures
Investments in associates, being companies in which the A2A Group holds a large interest and over which it is able to exercise significant influence, and those over which A2A exercises common control together with other shareholders (joint ventures), are valued using the equity method. Profits and losses attributable to the Group are recognised in the consolidated financial statements from the date on which the Group begins to exercise significant influence or common control over a company.
If the loss attributable to the Group exceeds the book value of the investment, the latter amount is written off and any excess loss is recognised via a provision, to the extent that the Group has a legal or implicit obligation to cover the losses of the associate or, in any case, to make payments on its behalf.

Potential voting rights
If the A2A Group holds call options to buy shares, instruments representing capital (warrants) that are convertible into ordinary shares, or other similar instruments that have the potential, if exercised or converted, to give the Group voting rights or to reduce the voting rights of third parties ("potential voting rights"), such potential voting rights are taken into consideration when assessing whether or not the Group has the power to determine or influence the financial and operating policies of the concerned company.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the A2A Group are prepared at each period-end using the same accounting principles as the parent company. Any items valued using alternative criteria are adjusted during the consolidation process to align them with Group accounting policies. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated in full.

Unrealised gains and losses deriving from transactions with associates and joint ventures are eliminated in portion to the Group's equity interest. Unrealised losses are eliminated, unless they represent a loss in the value of assets that have been transferred.

The assets, liabilities, costs and revenues of consolidated companies are combined in their entirety on a line-by-line basis, classifying the equity and net profit for the period attributable to minorities separately in the balance sheet and income statement.

The book value of the investment in each subsidiary is eliminated against the corresponding interest in its net equity, including any adjustments to reflect fair value at the date of acquisition; any differences arising are treated in accordance with IFRS 3.
Transactions with minority shareholders which do not entail the loss of control over consolidated companies are recognised on an "economic entity" basis.

Consolidation of assets and liabilities held for sale (IFRS 5)

Pursuant to IFRS 5, if the amounts relating to non-current assets and liabilities held for sale are particularly significant, the related intercompany financial receivables and payables are not eliminated in order to show clearly the financial impact in the event of their disposal.

Effects on the consolidation of certain contracts concerning the shares/quotas of Group companies

a) *Option contracts between A2A S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to part of its investment in Delmi S.p.A.*

A2A S.p.A. has signed option contracts with Società Elettrica Altoatesina SEL S.p.A. (SEL) in relation to part of the shares in Delmi S.p.A. that it holds.

Under these option contracts, SEL has the right to sell to A2A and A2A has the right to purchase from SEL two lots of Delmi shares, representing 50% and 35% respectively of SEL's investment in Delmi (currently 10% of Delmi's share capital).
The exercise price for these options will be calculated for each lot based on different formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised. In the case of SEL's put option, the exercise price partly depends on whether or not SEL - at the time of exercise - has obtained ownership from Edison of certain hydroelectric power plants located in the Province of Bolzano.

SEL's put options and A2A's call options can be exercised in various stages between the fourth anniversary and six months after the seventh anniversary of TdE's purchase of the shares and warrants held by IEB (concluded on September 16, 2005). In December 2008, A2A and SEL renegotiated the expiry date of these options, postponing it by one year compared with the initial deadline. In part, this deferral was due to the fact that the parties could not agree on whether or not the conditions for the exercise of one of SEL's put options had been satisfied.

In line with paragraph 23 of IAS 32, the Group has recognised as a liability the present value of the estimated payments that will be unavoidable if these options are exercised.
Changes in the present value of this liability caused by the passage of time are treated as financial expenses and charged to income.

There is still some uncertainty under international accounting standards about how to treat the difference between the present value of the exercise price of the put options and the book value of the minority interest. In the absence of an IFRIC interpretation, the Group has decided to deduct this difference (if positive) from the equity attributable to the Group or to add it (if negative) to Group equity, as an alternative to adjusting goodwill.
This is in line with previous decisions taken by the Group. Accordingly, any changes in the liability that do not depend on time result in adjustments to Group equity.

If the options expire without being exercised, the liability will be reclassified to equity and the minority interests will be reinstated.

The quarterly report at September 30, 2009 shows a liability to third parties for the possible exercise of the put options over the shares in Delmi S.p.A. of 104 million euro (118 million euro at December 31, 2008), a reduction in the minority interest of 157 million euro (unchanged since December 31, 2008), an increase in the equity pertaining to the Group of 76 million euro (57 million euro at December 31, 2008) and a financial charge of 4 million euro (unchanged compared with September 30, 2008).

The Group's interest in Delmi's results remains 51%, since the above options do not currently give A2A S.p.A. access to the economic benefits associated with the shares under option.

b) Call/put options over the shares held by certain minority shareholders of AbruzzoEnergia S.p.A.

A2A S.p.A. currently holds 89.8% of AbruzzoEnergia S.p.A., whose main asset is the thermoelectric plant at Gissi, in Abruzzo.

In addition, A2A S.p.A. holds two call options and two minority shareholders each hold a put option over a total of about 5.15% of the share capital of AbruzzoEnergia S.p.A. (currently 130 million euro fully paid).
Only the call options can be exercised at present, at a price - already determined - of around 8 million euro, while the put options can only be exercised, at a price that is marginally lower than that for the call options, from the time when both units at the Gissi power plant start operating in parallel.

In summary, the quarterly report at September 30, 2009 reflects the following situations:

- call options over shares held by minority shareholders, accounted for in accordance with IAS 27 paragraphs 14, 15 and 23 on potential voting rights;
- put options on shares held by minority shareholders, accounted for in accordance with IAS 32 paragraph 23;
- different exercise prices for the options;
- call options that can be exercised now and put options that can only be exercised once certain technical or production conditions have been fulfilled, i.e. by the end of 2009.

IAS 27 paragraph 14 requires companies to take account of potential voting rights when assessing whether or not a shareholder has the power to determine the company's operating and financial decisions. In this case, A2A S.p.A. already has control of AbruzzoEnergia S.p.A. since it holds almost 90% of the share capital. This means that exercise of the call options would not result in a change of control or consolidation on a line-by-line basis. Accordingly, analysis of the call options shows that no accounting changes or adjustments are required.

As for the put options, the observations made in paragraph a), which analysed the option contract with Società Elettrica Altoatesina SEL S.p.A., are applicable.
The circumstances are very similar: the put options relate to shares held by certain minority shareholders and the counterparty (the buyer) is the shareholder that controls the company; the accounting treatment of these put options will therefore be the same.
As mentioned, the Group has decided to report the difference between the present value of the exercise price of the put options and the book value of the minority interest as a reduction in Group equity (if positive) or as an increase in Group equity (if negative), as an alternative to adjusting goodwill.

As a result, a current financial payable of 8 million euro has been recorded, with a reduction in the minority interest by about 5 million euro. The difference of 3 million euro has been deducted from the equity attributable to the Group.

c) Call option over 1% of the share capital of ASM Novara S.p.A.

A2A S.p.A. owns 50% of the shares in ASM Novara S.p.A., a company with share capital of one million euro that was formed, together with other shareholders, in order to build and manage a district heating network in Novara.
As a result of a formal agreement between the shareholders of ASM Novara S.p.A., A2A S.p.A. has a call option over 1% of the share capital of ASM Novara S.p.A. Similarly, the other shareholders holding the remaining 50%, have a put option to sell 1% of the share capital to A2A. The exercise of one of these options would give A2A S.p.A. control over ASM Novara S.p.A.

Any of the parties can exercise their options within three years of satisfaction of certain conditions relating to the construction of the district heating network in Novara: at September 30, 2009, these conditions had not yet been satisfied.

IAS 27, paragraph 14, establishes that when assessing whether or not an entity has the power to determine the financial and operating policies of another entity, it must take account of the "potential voting rights"

that would derive from the exercise of options, provided that they are currently exercisable. Such potential voting rights should be added to the existing voting rights in order to calculate the total interest held in the share capital which, in turn, establishes the method of consolidation to be applied.

Potential voting rights that are not currently exercisable include, for example, those that cannot be exercised until a future date or until a future event takes place.

Hence, as explained above, the potential voting rights held by A2A S.p.A. in relation to ASM Novara S.p.A. are not currently exercisable and, therefore, the investment in ASM Novara S.p.A. has been consolidated using the equity method.

When the option rights are exercised, an assessment will be made as to whether or not ASM Novara S.p.A. is controlled by A2A S.p.A., in order to decide on the consolidation method to be used.

d) Option granted to the Municipality of Varese for the sale of 10% of Aspem S.p.A. and 9.8% of Varese Risorse S.p.A.

A2A S.p.A. holds 90% of the shares of Aspem S.p.A., a company that provides local public services in the city of Varese and in other towns in the province of Varese.
Under the shareholders' agreement signed between A2A S.p.A. and the Municipality of Varese, the latter has the right, but not the obligation, to sell (put option) 9.8% of Aspem S.p.A. and 10% of Varese Risorse S.p.A. (90% held by Aspem S.p.A.) to A2A S.p.A. The two shareholdings must be sold together as part of the same transaction.
The Municipality of Varese can exercise its option after expiry of the lock-up period for the shares in Aspem S.p.A. and Varese Risorse S.p.A., which lasts for three years from the date of signing the shareholders' agreement: at September 30, 2009, this period has still not expired. These transactions have been measured with reference to the acquisition value of Aspem and the enterprise value of Varese Risorse.

In line with paragraph 23 of IAS 32, the Group has recognised as a liability, with a matching entry in equity, the present value of the estimated payment that will be unavoidable if the above option is exercised.

The quarterly report at September 30, 2009 shows a payable of about 3 million euro to the Municipality of Varese, with regard to the potential exercise of the put options over the shares in Aspem S.p.A. and Varese Risorse S.p.A., with a corresponding reduction in the minority interest by about 1 million euro.

Key figures at September 30, 2009 and at September 30, 2008 relating to the joint ventures (consolidated at equity)

Key figures at September 30, 2009	Edipower 20%	Transalpina di Energia 50%	Ecodeco Group companies 50% (*)	Ergon Energia 50%	Metamer 50%	Gesi 47.5%
(millions of euro)						
INCOME STATEMENT						
Revenues from sales	187.4	3,424.5	9.3	3.3	8.0	2.0
Gross operating income - EBITDA	**66.4**	**563.0**	**1.3**	**-0.7**	**0.3**	**0.4**
% of net sales	*35.4%*	*16.4%*	*14.0%*	*-21.2%*	*3.8%*	*20.0%*
Depreciation, amortization and write-downs	**37.4**	306.5	**1.0**	**0.7**	**0.0**	**0.1**
Net operating income - EBIT	**29.0**	**256.5**	**0.3**	**-1.4**	**0.3**	**0.3**
Net result for the period	**8.4**	**36.5**	**0.0**	**-1.3**	**0.2**	**0.2**
BALANCE SHEET						
Total assets	**830.8**	**8,510.0**	**13.3**	**26.9**	**8.5**	**2.9**
Net Equity	**411.2**	**2,008.5**	**1.2**	**0.8**	**1.3**	**1.4**
Net debt	**-275.9**	**-2,744.5**	**-5.0**	**-13.4**	**4.9**	**-0.5**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica and Sed S.r.l.

Key figures at September 30, 2008	Edipower	Transalpina di Energia	Ecodeco Group companies	Ergon Energia	Metamer	Gesi
	20%	50%	50% (*)	50%	50%	47.5%
(millions of euro)						
INCOME STATEMENT						
Revenues from sales	204.0	3,880.5	9.6	340.1	8.8	1.7
Gross operating income - EBITDA	**60.0**	**604.5**	**1.7**	**3.3**	**0.2**	**0.3**
% of net sales	*29.4%*	*15.6%*	*17.7%*	*1.0%*	*2.3%*	*17.6%*
Depreciation, amortization and write-downs	40.0	291.0	0.9	0.8	0.0	0.1
Net operating income - EBIT	**20.0**	**313.5**	**0.8**	**2.5**	**0.2**	**0.2**
Net result for the period	**0.0**	**29.0**	**0.4**	**0.9**	**0.3**	**0.1**
BALANCE SHEET						
Total assets	**913.0**	**8,160.5**	**12.6**	**65.0**	**4.6**	**2.2**
Net Equity	**410.0**	**1,993.5**	**1.4**	**2.0**	**1.5**	**1.1**
Net debt	**-315.0**	**-2,065.5**	**3.4**	**-37.2**	**2.6**	**0.0**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica and Sed S.r.l

Seasonal nature of the business

Note that given the nature of the Group's core activities, interim results may be affected by the climate during the period.
In this regard, reference should be made to the comments on the results by individual sector given below.

A2A GROUP – AREAS OF ACTIVITY

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These activities in turn form part of the following sectors:

- Energy Sector
- Heat and Services Sector
- Environment Sector
- Networks Sector
- Other Services and Corporate Sector



SECTORS OF THE A2A GROUP
ENERGY
Thermoelectric and hydroelectri plants
Energy Management
Sale of electricit and gas
HEAT & SERVICES
Cogeneration plants
District heating networks
Sale of heat and othe
ENVIRONME
Collection and street sweeping
Treatment
Disposal of waste with
NETWORKS
Electricity Networks
Gas Networks
Integrated Wate Cycle
OTHER SERVI
AND CORPOR
Other services
Corporate secto

Geographical areas of activity



- Waste disposal plants
- Cogeneration plants
- Hydroelectric plants
- Thermoelectric plants

Millions of euro	Energy		Heat & Services		Networks		Environment		Other Services and Corporate Sector		Eliminations		TOTAL GROUP	
	01.01.09 09.30.09	*01.01.08 09.30.08*	*01.01.09 09.30.09*	*01.01.08 09.30.08*	*01.01.09 09.30.09*	*01.01.08 09.30.08*	*01.01.09 09.30.09*	*01.01.08 09.30.08*	*01.01.09 09.30.09*	*01.01.08 09.30.08*	*01.01.09 09.30.09*	*01.01.08 09.30.08*	*01.01.09 09.30.09*	*01.01.08 09.30.08*
Revenues	**3.423**	**3.438**	**230**	**157**	**404**	**430**	**551**	**606**	**195**	**192**	**(499)**	**(460)**	**4.304**	**4.363**
- of which intercompany	*82*	*48*	*22*	*32*	*220*	*213*	*19*	*32*	*156*	*135*	*(499)*	*(460)*		
Gross operating income - EBITDA	**386**	**333**	**41**	**27**	**170**	**203**	**173**	**251**	**(17)**	**(17)**	1		**754**	**797**
% of revenues	*11,3%*	*9,7%*	*17,8%*	*17,2%*	*42,1%*	*47,2%*	*31,4%*	*41,4%*	*-8,7%*	*-8,9%*			*17,5%*	*18,3%*
Depreciation, amortization, provisions and write-downs	(97)	(76)	(26)	(18)	(91)	(82)	(64)	(69)	(7)	(25)	6	10	(279)	(260)
Net operating income - EBIT	289	257	15	9	79	121	109	182	(24)	(42)	7	10	**475**	**537**
% of revenues	*8,4%*	*7,5%*	*6,5%*	*5,7%*	*19,6%*	*28,1%*	*19,8%*	*30,0%*	*-12,3%*	*-21,9%*			*11,0%*	*12,3%*
Financial balance, net													(187)	(114)
Non-operating income/charges													(166)	13
Income before taxes													**122**	**436**
Income taxes													(103)	(181)
Net result													**19**	**255**
Net result from non-current assets held for sale													7	-
Minorities													(24)	(17)
Net result for the period pertaining to the Group													**2**	**238**
Gross investments (1)	936 *	49	60 **	123 ****	118 ***	98	47	32	16	48	-	-	1.177	350

* Includes the effect of first-time consolidation following the spin-off of E.ON Produzione S.p.A. to A2A Produzione S.r.l. for 879 million euro.
** Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 13 million euro.
*** Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 17 million euro.
**** Includes the effect of first-time consolidation following the acquisition of the Coriance Group for 80 million euro.
(1) See "Capital expenditure" in the schedules in notes 1 and 2 on Tangible assets and Intangible assets.

Millions of euro	Energy		Heat & Services		Networks		Environment		Other Services and Corporate Sector		Eliminations		TOTAL GROUP	
	3rd Qtr. 09	*3rd Qtr. 08*	*3rd Qtr. 09*	*3rd Qtr. 08*	*3rd Qtr. 09*	*3rd Qtr. 08*	*3rd Qtr. 09*	*3rd Qtr. 08*	*3rd Qtr. 09*	*3rd Qtr. 08*	*3rd Qtr. 09*	*3rd Qtr. 08*	*3rd Qtr. 09*	*3rd Qtr. 08*
Revenues	**983**	**1.054**	**30**	**28**	**122**	**156**	**180**	**195**	**65**	**66**	**(146)**	**(124)**	**1.234**	**1.375**
- of which intercompany	*11*	*12*	*1*	*8*	*68*	*53*	*12*	*6*	*54*	*45*	*(146)*	*(124)*		
Gross operating income - EBITDA	**112**	**111**	**(4)**	**(7)**	**47**	**81**	**66**	**83**	**(7)**	**(1)**		3	**214**	**270**
% of revenues	*11,4%*	*10,5%*	*-13,3%*	*-25,0%*	*38,5%*	*51,9%*	*36,7%*	*42,6%*	*-10,8%*	*-1,5%*			*17,3%*	*19,6%*
Depreciation, amortization, provisions and write-downs	(42)	(24)	(8)	(5)	(29)	(27)	(18)	(22)	(7)	(9)		3	(104)	(84)
Net operating income - EBIT	70	87	(12)	(12)	18	54	48	61	(14)	(10)		6	**110**	**186**
% of revenues	*7,1%*	*8,3%*	*-40,0%*	*-42,9%*	*14,8%*	*34,6%*	*26,7%*	*31,3%*	*-21,5%*	*-15,2%*			*8,9%*	*13,5%*
Gross investments	891 *	27	23	95 **	33	36	17	12	5	3			**969**	**173**

* Includes the effect of first-time consolidation following the spin-off of E.ON Produzione S.p.A. to A2A Produzione S.r.l. for 879 million euro.
** Includes the effect of first-time consolidation following the acquisition of the Coriance Group for 80 million euro.

Millions of euro	Energy		Heat & Services		Networks		Environment		Other Services and Corporate Sector		Eliminations		TOTAL GROUP	
	09.30.09	*12.31.08*	*09.30.09*	*12.31.08*	*09.30.09*	*12.31.08*	*09.30.09*	*12.31.08*	*09.30.09*	*12.31.08*	*09.30.09*	*12.31.08*	*09.30.09*	*12.31.08*
Tangible assets	1.738	1.162	515	450	1.872	1.851	537	556	234	237	(245)	(251)	**4.651**	**4.005**
Intangible assets	269	55	29	18	522	539	40	41	93	88	(44)	(107)	**909**	**634**
Trade receivables and current financial assets	1.478	1.849	107	240	292	278	277	305	186	150	(775)	(1.089)	**1.565**	**1.733**
Trade payables and current financial liabilities	1.220	1.695	136	184	314	320	165	166	440	366	(769)	(1.096)	**1.506**	**1.635**

NOTES TO THE BALANCE SHEET

Changes in the scope of consolidation since December 31, 2008:

- Following the purchase on January 15, 2009, of 90% of Aspem S.p.A., a provider of public services in Varese and other municipalities in the province of Varese which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A., the results for the period from January 1, 2009 to September 30, 2009 and the balance sheet at September 30, 2009 have been fully consolidated, with the allocation of a 10% interest to the minority shareholders.
  The accounting for the combination of the Aspem Group is still provisional. Allocation of the purchase price following the acquisition is expected to be completed by the end of 2009.
- Unlike in the prior year, at September 30, 2009, the "Non-current assets held for sale" and "Liabilities directly related to non-current assets held for sale" captions include the investment in Alpiq Holding AG.

ASSETS

NON-CURRENT ASSETS

1) TANGIBLE ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period					Amount at 09/30/2009
		Additions/ Acquisitions	Other changes	Disposals & write-downs	Depr.	Total change	
Land	74		(2)			(2)	72
Buildings	331	90	47		(12)	125	456
Plant and machinery	2,615	442	386	(1)	(156)	671	3,286
Industrial and commercial equipment	18	4	1	0	(4)	1	19
Other tangible assets	72	7	4		(14)	(3)	69
Landfills	13	1	1		(3)	(1)	12
Assets held under concession (freely transferable)	318	197	(6)		(44)	147	465
Construction in progress and advances	461	147	(392)			(245)	216
Leasehold improvements	4	1				1	5
Leased assets	99		(38)		(10)	(48)	51
Total	**4,005**	**889**	**1**	**(1)**	**(243)**	**646**	**4,651**

Tangible assets amount to 4,651 million euro (4,005 million euro at December 31, 2008). The net increase of 646 million euro reflects capital expenditure and/or acquisitions during the period of 889 million euro, as well as the depreciation charge for the period of 243 million euro.

In particular, the thermoelectric plant at Gissi, in the province of Chieti, became fully operational during the period.

Capital expenditure is analysed by sector below:

- investment in the *energy sector* amounted to 673 million euro, comprising: 616 million euro in assets contributed to the A2A Group in July 2009 on the spin-off of a line of business from

E.ON Produzione S.p.A. to A2A Produzione S.r.l.; completion of the thermoelectric plant at Gissi, 43 million euro; work on the new 220 kW Mincio thermoelectric power plant, involving an outlay of 3 million euro; revamping of the hydroelectric plant at Prevalle sul Chiese, 1 million euro; work on the Cassano D'Adda thermoelectric plant, 5 million euro, and on the Braulio, Stazzona and Lovero stations, for a total of 2 million euro;

- investment in the *heat sector*, 45 million euro, mainly concerned development of the district heating networks in Milan (15 million euro), Brescia and Bergamo (7 million euro), improvement and development of the plants in the Milan area (4 million euro) and the Brescia area (2 million euro), as well as the development work carried out by the Coriance Group (totalling 11 million euro);

- investment in the *environmental sector*, 46 million euro, involved work on the waste incineration plants (31 million euro), as well as development and maintenance work on other plants for the processing and disposal of waste (15 million euro);

- investment in the *networks sector*, 101 million euro, included development and maintenance work on the electricity distribution networks, mainly for the connection of new users, expansion and refurbishment of the medium and low voltage network, the installation of new electronic meters and upgrade work on the primary plants (57 million euro); development and maintenance work on plant in the gas distribution area, mainly for the connection of new users and the replacement of medium and low pressure underground pipes (26 million euro), and work on the water transportation and distribution network, and on the sewer networks (18 million euro).

The consolidation of the Aspem Group in January 2009 increased tangible assets by 18 million euro. In addition, following completion of the leaseback agreement for the building in Corso di Porta Vittoria (Milan), this property has been reclassified from the leased assets caption to buildings.

Tangible assets include leased assets totalling 51 million euro, recognised in accordance with IAS 17 (revised). The residual principal due to leasing companies amounts to 47 million euro at September 30, 2009.

With regard to the "Assets held under concession (freely transferable)" relating to hydroelectric power plants, the depreciation period was revised during the second half of 2007 following the ruling handed down by the Constitutional Court on January 18, 2008, which effectively reduced their useful lives by 10 years. The Company reserves the right to take all necessary action to protect its investments and its interests.

2) INTANGIBLE ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period					Amount at 09/30/2009
		Additions/ Acquisitions	Other changes	Disposals/ Write-downs	Amort.	Total changes	
Industrial patents and intellectual property rights	21	4	4		(7)	1	22
Concessions, licences, trademarks and similar rights	20	2	1		(3)		20
Assets in process of formation	6	5	(7)			(2)	4
Other intangible assets	15		2		(3)	(1)	14
Goodwill	572	277				277	849
Total	**634**	**288**	-		**(13)**	**275**	**909**

"Intangible assets" at September 30, 2009 amount to 909 million euro. The increase by 275 million euro since the end of the previous year was due to the following combined effects:

- an increase of 288 million euro, comprising: investment during the period of 11 million euro, an increase in goodwill by 14 million euro due to the acquisition of the Aspem Group in January 2009, and 263 million euro in assets contributed to the A2A Group in July 2009 on the spin-off of a line of business from E.ON Produzione S.p.A. to A2A Produzione S.r.l.;
- a decrease of 13 million euro representing the amortization charge for the period.

Other intangible assets include the value of the customer list. This relates to the customer portfolios acquired by Group companies, following verification that the companies acquired are able to control the future benefits deriving from their customer portfolios. These amounts are amortized over their estimated useful lives.
In particular, the amount reported in the balance sheet was mainly paid by ASMEA S.p.A., 7 million euro, for the purchase in 2003 of customers included in the ENEL line of business covering a portion of the networks and users in the city and province of Brescia, and by BAS Omniservizi, 5 million euro, for the purchase in prior years of customers in the gas sector.

Goodwill

(in millions of euro)	Amount at 12/31/2008	Changes for the period				Amount at 09/30/2009
		Additions	Other changes	Write-downs	Total change	
Goodwill	572	277			277	849
Total	**572**	**277**	-	-	**277**	**849**

Goodwill at September 30, 2009 consists of:

Millions of euro	
Ecodeco Group	228
Heat Sector	21
Gas Sector	7
A2A Electricity Networks	247
A2A Gas Networks	38
Integrated Water Cycle	16
BAS Power	5
Coriance Group	10
Total goodwill at December 31, 2008	**572**
Changes for the period:	
Acquisition of Aspem Group	14
A2A Produzione	263
Total changes for the period	**277**
Total goodwill at September 30, 2009	**849**

The change for the period, 277 million euro, comprises:

- 14 million euro relating to consolidation of the Aspem Group, following the acquisition on January 15, 2009 of a 90% interest in Aspem S.p.A.; accounting for the combination of Aspem is still provisional and allocation of the purchase price should be completed by the end of 2009;
- 263 million euro relating to the partial, non-proportional spin-off of activities from E.ON Produzione S.p.A., in which a 20% interest was previously held, to A2A Produzione S.r.l., a wholly-owned subsidiary of A2A S.p.A. formed specifically for the purpose. As a result, the A2A Group has acquired ownership of the thermoelectric power plant at Monfalcone and the hydroelectric nucleus in Calabria, and is no longer a shareholder of E.ON Produzione S.p.A.

  This transaction is a business combination pursuant to IFRS 3; accordingly, the assets and liabilities acquired have been recognised at their carrying amount on the date of the spin-off. The difference between the book value of the investment and equity interest held in the

company has been allocated in full to goodwill on a temporary basis, until the fair value of the assets and liabilities concerned has been determined. The accounting for the combination involving A2A Produzione S.r.l. is still provisional. The fair values concerned should be determined by the end of 2009.

No impairment indicators came to light during the period under review; nevertheless, this item is impairment tested at least once a year.

3) SHAREHOLDINGS AND OTHER NON-CURRENT FINANCIAL ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 9/30/2009	*of which included in equity*	
				12/31/2008	*09/30/2009*
Investments in companies according to equity method	2,553	516	3,069	-	-
Other non-current financial assets	551	(503)	48	1	2
Total	**3,104**	**13**	**3,117**	**1**	**2**

Shareholdings and other non-current financial assets have increased by 516 million euro since December 31, 2008.
The following table analyses this change:

Shareholdings carried to equity method (in millions of euro)	**Total**
Amount at December 31, 2008	**2,553**
Changes for period:	
- acquisitions and capital increases	450
- disposals	(4)
- valuation at equity	84
- write-downs	
- dividends received from investments carried at equity	(13)
- reclassifications	(1)
- other changes	
Total changes for the period	**516**
Amount at September 30, 2009	**3,069**

As explained in the section on "Significant events during the period", the main changes during the period related to the acquisition of an interest of about 43.70% in Elektroprivreda Crne Gore AD Nikšić (EPCG) for 438 million euro; subscription of 11 million euro to the capital increase of Ergosud S.p.A., an associate; sale of the investment in Malpensa Energia S.r.l. for 4 million euro; the valuation at equity of other shareholdings for 84 million euro, principally relating to the interest held in Transalpina di Energia S.r.l., and a decrease of 13 million euro following the collection of dividends.

The absorption of AGAM S.p.A. by ACSM S.p.A. took effect on January 1, 2009, when the latter changed its name to ACSM-AGAM S.p.A.; A2A S.p.A. holds 16,808,270 shares in this company, equal to 21.937% of the share capital.

The carrying amount of the investment in this company is lower than its stock exchange valuation; nevertheless, the valuation recorded at December 31, 2008, has not been written down in this quarterly report since the stockmarket value is not deemed representative of the company's true economic value.

Other non-current financial assets amount to 48 million euro (551 million euro at December 31, 2008) of which:

- 26 million euro (unchanged compared with the previous period) relates to a convertible bond issued by Metroweb S.p.A. that was taken up in full by A2A S.p.A. in compliance with the agreement for the sale of the investment concerned;
- 20 million euro (524 million euro at December 31, 2008) relates to financial assets available for sale. The reduction during the period of 504 million euro was mainly due to the reclassification to "Non-current assets held for sale" of the 5.16% interest in Alpiq Holding AG, shown at fair value (which decreased during the period by 48 million euro);
- 2 million euro relates to other financial receivables due from third parties.

4) DEFERRED TAX ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Deferred tax assets	**316**	**53**	**369**

Deferred tax assets amount to 369 million euro following an increase of 53 million euro since December 31, 2008.
The recognition of these assets derives from the provisions, writedowns and depreciation recorded by the Group that will become tax deductible in future years.
Forecasts confirm that these assets will be recoverable against the profits earned in future years.

5) OTHER NON-CURRENT ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009	*of which included in the NFP*	
				12/31/2008	*09/30/2009*
Non-current derivatives	40	11	51	*40*	*51*
Other non-current assets	17	(5)	12	-	-
Total other non-current assets	**57**	**6**	**63**	***40***	***51***

Other non-current assets amount to 63 million euro (57 million euro at December 31, 2008) and comprise:

- 51 million euro relating to non-current hedging derivatives, principally Interest Rate Swaps (IRS), that hedge the risk of adverse changes in the interest rates and exchange rates associated with long-term bonds. This caption has increased by 11 million euro since December 31, 2008, mainly as a result of the fair value adjustment for the period;
- 12 million euro relating to other non-current assets, principally consisting of guarantee deposits and costs already incurred but pertaining to future years.

CURRENT ASSETS

6) INVENTORIES

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Inventories	**224**	**53**	**277**

Inventories at September 30, 2009 amount to 277 million euro (224 million euro at December 31, 2008) following an increase of 53 million euro, comprising:

- 14 million euro for materials required mainly for plant maintenance and operations. At September 30, 2009 this caption amounts to 52 million euro, compared with 38 million euro at the end of the prior year;
- 33 million euro for fuel, raising these inventories to 217 million euro at September 30, 2009 (184 million euro at December 31, 2008);
- 4 million euro for other inventories, which total 6 million euro at September 30, 2009 compared with 2 million euro at the end of the previous year.
- 2 million euro for advance payments, which amount to 2 million euro at September 30, 2009 (none at December 31, 2008).

7) TRADE RECEIVABLES

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Trade receivables	1,754	(146)	1,608
Provision for bad and doubtful accounts	(55)	(23)	(78)
Total trade receivables	**1,699**	**(169)**	**1,530**

At September 30, 2009, trade receivables amount to 1,530 million euro (1,699 million euro at December 31, 2008), a decrease of 169 million euro, due to the combined effect of a:

- 181 million euro decrease in trade receivables due from customers: this caption amounts to 1,355 million euro (1,536 million euro at December 31, 2008);

- 3 million euro increase in receivables from related parties, including an increase of 11 million euro in the amounts due from the municipalities of Milan and Brescia, and a decrease of 8 million euro in the amount due from associates. At September 30, 2009, this caption amounts to 160 million euro (157 million euro at December 31, 2008);
- 9 million euro increase in contract work in progress to 15 million euro (6 million euro at December 31, 2008).

In summary, the change in the period reflect the change in the scope of consolidation and the seasonal nature of the Group's business.

8) OTHER CURRENT ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Current derivatives	34	(16)	18
Other current assets	259	124	383
Total other current assets	**293**	**108**	**401**

Other current assets amount to 401 million euro compared with 293 million euro at the end of the prior year. The increase of 108 million euro was due to opposing effects:

- a reduction of 16 million euro in current derivatives, mainly in relation to the commodity derivatives held by A2A Trading S.r.l. This principally reflects the fair value adjustment for the period;
- an increase of 124 million euro in other current assets, as a result of a rise in the amount from the Electricity Sector Equalisation Fund and an increase in miscellaneous receivables.

9) CURRENT FINANCIAL ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009	*of which included in the NFP*	
				12/31/2008	*09/30/2009*
Other financial assets	1	-1	-	*1*	-
Financial assets due from related parties	33	2	35	*33*	*35*
Total	**34**	**1**	**35**	**34**	**35**

At September 30, 2009, this caption amounts to 35 million euro (34 million euro at December 31, 2008), and relates principally to financial receivables due from the Municipality of Milan, as well as to financial receivables due from associates.

10) CURRENT TAX ASSETS

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Current tax assets	2	9	11

At September 30, 2009, Current tax assets amount to 11 million euro (2 million euro at December 31, 2008), up by 9 million euro.

11) CASH AND CASH EQUIVALENTS

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009	*of which included in the NFP*	
				12/31/2008	*09/30/2009*
Cash and cash equivalents	87	(52)	35	*87*	*35*

Cash and cash equivalents at September 30, 2009, amount to 35 million euro compared with 87 million euro at the start of the year, a decrease of 52 million euro.

Cash at bank includes interest accrued but not yet credited at the end of the period.

12) NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009	*of which included in the NFP*	
				12/31/2008	*09/30/2009*
Non-current assets held for sale	692	(231)	461	*3*	*3*

The balance at September 30, 2009, of 461 million euro comprises:

- 458 million euro representing the fair value of the 5.16% investment held in Alpiq Holding AG, which has been reclassified from the "Other non-current financial assets" caption;
- 3 million euro relating to the assets of certain lines of business belonging to the Ecodeco Group that are held for sale.

In summary, the reduction during the period of 231 million euro reflects the disposal for 689 million euro of the 20% interest held by A2A S.p.A. in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), on the acquisition by spin-off from that company to A2A Produzione S.r.l. of certain electricity generating assets, net of the 458 million euro reclassified from the"Other non-current financial assets" caption in relation to the 5.16% interest held in Alpiq Holding AG.

EQUITY AND LIABILITIES

Equity

Equity, which at September 30, 2009 amounts to 4,519 million euro (4,722 million euro at December 31, 2008), is detailed in the table below:

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Equity attributable to the Group:			
Share capital	1,629	0	1,629
(Treasury shares)	(107)	46	(61)
Reserves	2,036	24	2,060
Net income for the year of the Group	316	(316)	0
Net income for the period of the Group		2	2
Total equity attributable to the Group	**3,874**	**(244)**	**3,630**
Minorities	848	41	889
Total equity	**4,722**	**(203)**	**4,519**

The overall reduction in Group equity by 203 million euro was principally due to the payment of dividends by A2A S.p.A. of 301 million euro (0.097 euro per share), as offset by the net profit for the period of 2 million euro, the measurement in accordance with IAS 32 and 39 of cash flow hedge derivatives, the valuation of put options over the shares in Delmi S.p.A., Aspem S.p.A. and Varese Risorse S.p.A., and the change in the minority interest.

13) Share capital

At September 30, 2009, share capital totals 1,629 million euro and consists of 3,132,905,277 ordinary shares with a par value of 0.52 euro each.

14) Treasury shares

At September 30, 2009, treasury shares amount to 61 million euro (107 million euro at December 31, 2008) and comprise the 26,917,609 treasury shares held by the company (47,434,850 shares at December 31, 2008). The decrease of 46 million euro reflects the 20,517,241 treasury shares given to the Municipality of Varese as consideration for the acquisition of the Aspem Group, which was concluded on January 15, 2009. Following this transaction, the Municipality of Varese holds about 0.6% of the capital of A2A S.p.A., as already discussed in the section on "Significant events during the period".

15) Reserves

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Other reserves	2,036	24	2,060

At September 30, 2009, reserves amount to 2,060 million euro (2,036 million euro at December 31, 2008). The total includes the prior-year adjustments made on the adoption of IAS/IFRS, the effect

of consolidating the financial statements of Group companies and the retained earnings and accumulated losses of subsidiaries. This caption also includes the cash flow hedge reserve arising on the measurement at September 30, 2009, of derivatives that meet hedge accounting requirements at the end of the period, and the reserves relating to "assets available for sale".

The accounting treatment of the acquisition of the Aspem Group under IAS/IFRS involved a reduction in reserves by 20 million euro. This difference must be considered together with the change in treasury shares (46 million euro); the net change of 27 million euro represents the value at the acquisition date of the shares exchanged for a 90% interest in Aspem S.p.A.

Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options agreed by A2A S.p.A. with Società Elettrica Altoatesina SEL S.p.A. (SEL) over Delmi shares, to the call/put options held by certain minority shareholders of Abruzzo Energia S.p.A., and to the put options over shares in Aspem S.p.A. and Varese Risorse S.p.A. held by the Municipality of Varese. As explained in the paragraph on "Consolidation policies and procedures", the difference between the present value of the exercise price of these put options and the book value of the minority interests is recognised as a reduction in Group equity (if positive) or as an increase in Group equity (if negative).
At September 30, 2009, the effects of the put options over the Delmi shares have resulted in an increase in Group equity by 19 million euro, while the put options over the shares in Aspem S.p.A. and Varese Risorse S.p.A. have not affected Group equity.

16) Net income for the period

Net income of 2 million euro reflects the result for the period.

17) Minorities

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Minorities	848	41	889

At September 30, 2009, this caption totals 889 million euro (848 million euro at December 31, 2008) and represents the portion of capital, reserves and net results attributable to minority shareholders. The increase in the period of 41 million euro reflects:

- allocation of the results for the period attributable to minorities of 24 million euro, of which 18 million euro is attributable to the minority shareholders of Delmi S.p.A. and 6 million euro to those of Plurigas S.p.A.;
- an adjustment of 21 million euro, mainly attributable to changes in the equity items attributable to the minority shareholders of Delmi S.p.A., Plurigas S.p.A. and Abruzzo Energia S.p.A.;
- total reductions of 4 million euro on measurement of the put options over the shares in Aspem S.p.A. and Varese Risorse S.p.A. held by the Municipality of Varese.

LIABILITIES

Non-current liabilities

18) Non-current financial liabilities

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009	*of which included in the NFP*	
				12/31/2008	*09/30/2009*
Non-convertible bonds	1,104	25	1,129	1,104	1,129
Due to banks	1,900	739	2,639	1,900	2,639
Due to other providers of finance	148	(21)	127	148	127
Finance lease payables	44	(8)	36	44	36
Total	**3,196**	**735**	**3,931**	**3,196**	**3,931**

Non-current financial liabilities amount to 3,931 million euro (3,196 million euro at December 31, 2008) following an increase of 735 million euro.

The change in non-convertible bonds relates to three bonds issued by the Group, namely:

- a ten-year bond with a nominal value of 500 million euro issued on May 28, 2004, at a nominal fixed rate of 4.875%; its valuation at amortized cost amounts to 497 million euro;
- a thirty-year bond issued in Yen on August 10, 2006, with a nominal value of 98 million euro and a fixed rate of 5.405%; its valuation at amortized cost amounts to 98 million euro;
- a ten-year bond with a nominal value of 500 million euro issued on October 30, 2003, at a nominal fixed rate of 4.875%; its fair value at September 30, 2009, amounts to 534 million euro after exercising the fair value option on the first-time adoption of IAS/IFRS.

Their remeasurement at fair value and amortized cost at period end resulted in an increase of 25 million euro.

The different accounting treatment of the three bonds derives from the different choices made by merged companies at the time of their transition to IAS/IFRS.

Amounts due to banks have increased during the period by 739 million euro, principally due to the increased use of revolving lines of credit with maturity beyond twelve months.

Amounts due to other providers of finance, 127 million euro, have decreased by 21 million euro due to reclassification of the current portion.

Finance lease payables, 36 million euro, have decreased by 8 million euro due to reclassification of the current portion.

19) Deferred tax liabilities

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Deferred tax liabilities	322	34	356

In summary, deferred tax liabilities derive from the deferral of capital gains for fiscal purposes, differences between the carrying amounts of tangible and intangible fixed assets and their values for fiscal purposes, partly as a result of the consolidation process, and the application of international accounting standards in relation to finance leases and the recognition of financial instruments.

20) Employee benefits

At September 30, 2009, this caption amounts to 277 million euro (264 million euro at December 31, 2008) after the following changes during the period:

(in millions of euro)	Amount at 12/31/2008	Provision	Utilisations	Other changes	Amount at 09/30/2009
Severance indemnities	147	16	(7)	1	157
Employee benefits	117		(3)	6	120
Total	**264**	**16**	**(10)**	**7**	**277**

21) Provisions for risks, charges and liabilities for landfills

(in millions of euro)	Amount at 12/31/2008	Provision	Utilisations	Other changes	Amount at 09/30/2009
Provisions for risks, charges and liabilities for landfills	392	5	(53)	267	611

At September 30, 2009, these provisions total 611 million euro (392 million euro at December 31, 2008). New provisions amounted to 5 million euro and mainly related to disputes with certain entities in connection with local taxes, as well as the lawsuits outstanding with employees and third parties. During the period, 19 million euro provided in prior years was released in relation to the dispute with INPS over health contributions, following a ruling from the Court of Cassation in favour of the A2A Group. Outstanding disputes with INPS in relation to other contributions are covered, as in prior periods, by a provision of 16 million euro. The other changes during the period include the recovery of alleged State aid to the former AEM S.p.A. and the former ASM S.p.A., in relation to their taxation for the years from 1996 to 1999, as well as the provisions received as a result of the spin-off on July 1, 2009, from E.ON Produzione S.p.A. to A2A Produzione S.r.l.

22) Other non-current liabilities

(in millions of euro)	Amount at 12.31.2008	Changes for the period	Amount at 09/30/2009	*of which included in the NFP*	
				12/31/2008	*09/30/2009*
Other non-current liabilities	64	42	106	0	0
Non-current derivatives	4	20	24	4	24
Total other non-current liabilities	**68**	**62**	**130**	4	24

The increase of 62 million euro reflects the value of the put options granted over shares in Delmi S.p.A., Aspem S.p.A. and Varese Risorse S.p.A., as well as the fair-value adjustment of the non-current derivative instruments held.

Current liabilities

23) Trade payables and other current liabilities

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Advances	11	3	14
Trade payables	1,130	(187)	943
Trade payables to related parties	45	(25)	20
- parent companies	*10*	4	14
- associates	*35*	(29)	6
Total trade payables	**1,186**	**(209)**	**977**
Payables to social security institutions	34	(7)	27
Other current liabilities	393	61	454
Current derivatives	80	(57)	23
Total other current liabilities	**507**	**(3)**	**504**
Total	**1,693**	**(212)**	**1,481**

Trade payables and other current liabilities amount to 1,481 million euro (1,693 million euro at December 31, 2008). The overall reduction of 212 million euro mainly reflects the decreases in trade payables, amounts payable to related parties and current derivatives, as offset by an increase in other current liabilities.

24) Current financial liabilities

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009	*of which included in the NFP*	
				12/31/2008	*09/30/2009*
Due to banks	373	97	470	*373*	*470*
Due to other providers of finance	43	1	44	*43*	*44*
Finance lease payables	29	(18)	11	*29*	*11*
Financial payables to related parties	1	0	1	*1*	*1*
Financial payables to subsidiaries held for sale	3	0	3	*3*	*3*
Total	**449**	**80**	**529**	***449***	***529***

Current financial liabilities amount to 529 million euro, compared with 449 million euro at the end of the prior year. The increase in the period, 80 million euro, mainly relates to an increase in the amounts due to banks, as partly offset by the reduction in finance lease payables following the end of the lease on the building in Corso di Porta Vittoria, Milan.

25) Tax liabilities

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Tax liabilities	38	(16)	22

Tax liabilities amount to 22 million euro (38 million euro at December 31, 2008), down 16 million euro.

26) Liabilities directly associated with non-current assets held for sale

(in millions of euro)	Amount at 12/31/2008	Changes for the period	Amount at 09/30/2009
Liabilities directly associated with non-current assets held for sale	3	-	3

At September 30, 2009, this caption is unchanged and relates exclusively to the Ecodeco Group in connection with the liabilities of certain lines of business that are held for sale.

27) NET DEBT
(pursuant to CONSOB Communication no. DEM/6064293 of July 28, 2006)

The following table analyses the net financial position (NFP):

(in millions of euro)	Notes	09/30/2009	12/31/2008
Bonds - non-current portion	18	1,129	1,104
Bank loans - non-current portion	18	2,639	1,900
Amounts due to other providers of finance - non-current portion	18	127	148
Finance leases - non-current portion	18	36	44
Other non-current liabilities	22	24	4
Total medium/long-term debt		**3,955**	**3,200**
Non-current financial assets due from related parties	3	-	(1)
Financial assets - non-current portion	3	(2)	
Other non-current assets	5	(51)	(40)
Medium/long-term loans		**(53)**	**(41)**
Total net non-current debt		***3,902***	***3,159***
Bank loans - current portion	24	470	373
Amounts due to other providers of finance - current portion	24	44	43
Finance leases - current portion	24	11	29
Current financial liabilities to related parties	24	1	1
Financial payables to companies held for sale	24	3	3
Total short-term debt		**529**	**449**
Other current financial assets	9	-	(1)
Current financial assets due from related parties	9	(35)	(33)
Financial receivables in assets held for sale	12	(3)	(3)
Total short-term financial receivables		**(38)**	**(37)**
Cash and cash equivalents	11	(35)	(87)
Total net current debt		***456***	***325***
Net debt		***4,358***	***3,484***

NOTES TO THE INCOME STATEMENT

Changes in the scope of consolidation since September 30, 2008

- Following the purchase on January 15, 2009, of 90% of Aspem S.p.A., a provider of public services in Varese and other municipalities in the province of Varese which holds 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A., the results for the period from January 1, 2009 to September 30, 2009 and the balance sheet at September 30, 2009 have been fully consolidated, with the allocation of a 10% interest to the minorities.
  The accounting for the combination of the Aspem Group is still provisional. Allocation of the purchase price following the acquisition is expected to be completed by the end of 2009.
- The results of the Coriance Group have been recognised for the first nine months, while the results for the comparative period in 2008 only included the period from August 1 to September 30, since the acquisition took place on July 31, 2008.
- A2A S.p.A. has acquired 43.70% of EPCG, a Montenegrin energy company, which is now included within the scope of consolidation. The effects of the consolidation, to be carried out using the equity method, will be recognised commencing from the financial statements as of December 31, 2009.
- As a result of the partial spin-off from E.ON Produzione S.p.A. to A2A Produzione S.r.l., this report includes the results of the contributed line of business from July 1, 2009.
- Following the sale by A2A S.p.A. to SEA S.p.A. of 49% of Malpensa Energia, discussed in the section on "Significant events during the period", this investment has been deconsolidated.

28) REVENUES

Revenues for the period to September 30, 2009 amounted to 4,304 million euro (4,363 million euro for the period to September 30, 2008), with a decrease of 59 million euro.
The more significant figures are reported below:

REVENUES (millions of euro)	**09/30/2009**	**09/30/2008**
Revenues from sales	*3,669*	*3,777*
Revenues from services	*512*	*454*
Revenues from long-term contracts	*16*	*6*
Total revenues from sales and services	**4,197**	**4,237**
Other operating income	107	126
Total revenues	**4,304**	**4,363**

Revenues from sales and services totalled 4,197 million euro (4,237 million euro in the comparative period), down by 40 million euro. This reduction reflects lower revenues from sales of 108 million euro, an increase in revenues from services of 58 million euro and a rise in revenues from long-term contracts by 10 million euro.

Other operating income amounted to 107 million euro (126 million euro in the period of the last year). The decline of 19 million euro was principally attributable to the reduction in equalisation revenues, which amounted to 45 million euro in the period to September 30, 2008.

The principal captions are analysed in more detail below:

(millions of euro)	09/30/2009	09/30/2008
Sale and distribution of electricity	*2,460*	*2,764*
Sale and distribution of gas	*954*	*859*
Sale of heat	*125*	*86*
Water and utilities sold to civil customers	*44*	*37*
Hedging income on operating derivatives	-	*5*
Hedging charges on operating derivatives	*(6)*	*(3)*
Sales of emission certificates and rights	*74*	*5*
Connection contributions	*18*	*24*
Total revenues from sales	**3,669**	**3,777**
Services to customers	*512*	*454*
Total revenues from services	**512**	**454**
Total revenues from long-term contracts	**16**	**6**
Total revenues from sales and services	**4,197**	**4,237**
Other operating income	**107**	**126**
Total revenues	**4,304**	**4,363**

29) OPERATING EXPENSES

Operating expenses at September 30, 2009 amounted to 3,192 million euro (3,238 million euro in the period to September 30, 2008), down by 46 million euro.
The main items in this caption are commented on below:

OPERATING EXPENSES (millions of euro)	09/30/2009	09/30/2008
Raw materials and consumables	*2,459*	*2,681*
Services	*533*	*454*
Change in inventories of fuel and materials	*(2)*	*(106)*
Total expenses for raw materials and services	**2,990**	**3,029**
Other operating expenses	**202**	**209**
Total operating expenses	**3,192**	**3,238**

Total expenses for raw materials and services amounted to 2,990 million euro (3,029 million euro in the period to September 30, 2008), down by 39 million euro.
This decrease was due to various factors, including: higher operating expenses in the electricity market, 263 million euro; an increase in hedging charges on operating derivatives, 54 million euro; the higher cost of purchasing emission certificates and rights, 36 million euro; increased delivery and transmission charges, 33 million euro; the increased cost of contract and outsourced work and services, 48 million euro; a marked reduction in the purchases of raw materials and consumables, 577 million euro, and an increase in the inventories of fuel and materials, 104 million euro.

The principal captions are analysed in more detail below:

(millions of euro)	09/30/2009	09/30/2008
Purchases of power and fuel	*2,332*	*2,646*
Purchases of materials	*61*	*61*
Purchases of water	*2*	*-*
Hedging charges on operating derivatives	*47*	*4*
Hedging income on operating derivatives	*(23)*	*(34)*
Purchases of emission certificates and rights	*40*	*4*
Total cost of raw materials and consumables	**2,459**	**2,681**
Electricity delivery charges, subcontracted work and services	*533*	*454*
Total services used	**533**	**454**
Change in inventories of fuel and materials	*(2)*	*(106)*
Total expenses for raw materials and services	**2,990**	**3,029**
Other operating expenses	**202**	**209**
Total operating expenses	**3,192**	**3,238**

30) LABOUR COSTS

Net of capitalised expenses, labour costs for the period to September 30, 2009, amounted to 358 million euro (328 million euro in the period to September 30, 2008), an increase of 30 million euro. Labour costs are detailed below:

LABOUR COSTS (millions of euro)	09/30/2009	09/30/2008
Wages and salaries	231	206
Social security charges	87	77
Severance indemnities	16	14
Retirement benefits and similar provisions	-	-
Other costs	24	31
Total labour costs	**358**	**328**

The average number of people working for the A2A Group at September 30, 2009 was 8,937 (8,652 at September 30, 2008). The reasons for the increase in labour costs are summarised below:

- an increase in the "average workforce" following changes in the scope of consolidation due to the acquisition of the Aspem Group with effect from January 1, 2009, the consolidation of the Coriance Group for nine months, compared with the period from August 1 in the prior year, and the spin-off of a line of business from E.ON Produzione S.p.A. to A2A Produzione S.r.l. with effect from July 1, 2009;
- contractual pay increases and higher social security contributions from January 1, 2009.

31) GROSS OPERATING INCOME - EBITDA

In consideration of the above, consolidated gross operating income (EBITDA) for the period was 754 million euro (797 million euro for the period to September 30, 2008).

32) DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS

Depreciation, amortization, provisions and write-downs for the period to September 30, 2009 amounted to 279 million euro (260 million euro for the period to September 30, 2008), up by 19 million euro.
These charges are analysed in the following table:

DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS		
(millions of euro)	**09/30/2009**	**09/30/2008**
Amortization of intangible assets	13	11
Depreciation of tangible assets, of which:	243	212
- 1. ordinary depreciation	*199*	*172*
- 2. depreciation of assets held under concession	*44*	*40*
Total depreciation and amortization	**256**	**223**
Provisions for risks and charges	5	19
Write-down of receivables included among current assets	18	18
Total depreciation, amortization, provisions and write-downs	**279**	**260**

In particular, depreciation and amortization amounted to 256 million euro (223 million euro in the first nine months of 2008), up by 33 million euro. This change was mainly due to higher depreciation charges following the entry into service of the thermoelectric power plant at Gissi during the first half of the year; the acquisition of the thermoelectric power plant at Monfalcone and the hydroelectric nucleus in Calabria, which have been consolidated from July 1, 2009, following the spin-off of a line of business from E.ON Produzione S.p.A. to A2A Produzione S.r.l., and the consolidation of the Aspem and Coriance Groups.

Write-downs of receivables included among current assets amounted to 18 million euro (unchanged compared with the situation at September 30, 2008).

Provisions for risks and charges amounted to 5 million euro (compared with 19 million euro for the period to September 30, 2008), reflecting the combined effect of new provisions and the amounts released during the first nine months of the year. In particular, the increase included 16 million euro in relation to outstanding disputes with INPS and 8 million euro to cover other risks and charges identified during the period. With regard to utilisations, the Court of Cassation has handed down a final ruling in favour of the A2A Group in a dispute with INPS about health contributions and, accordingly, the related provision of 19 million euro has been released.

33) NET OPERATING INCOME - EBIT

Net operating income (EBIT) amounted to 475 million euro (537 million euro for the period to September 30, 2008).

34) FINANCIAL BALANCE

Net financial costs amounted to 187 million euro (compared with 114 million euro in the period to September 30, 2008), with a rise of 73 million euro.
The more significant details are reported below:

FINANCIAL BALANCE (millions of euro)	**09/30/2009**	**09/30/2008**
Financial income	7	18
Financial expenses	(250)	(161)
Results from affiliates	56	29
TOTAL FINANCIAL BALANCE	**(187)**	**(114)**

Financial income amounted to 7 million euro (18 million euro in the comparative period of the prior year). The decrease, amounting 11 million euro, includes 9 million euro in relation to the adverse fair value adjustments of the financial derivatives associated with the revolving lines of credit and the derivative associated with the loan from Cassa DDPP. These adjustments were positive at September 30, 2008. The residual reduction of 2 million euro reflects lower interest income on bank current accounts and other receivables.

Financial expenses amounted to 250 million euro, an increase of 89 million euro compared with the period to September 30, 2008, and consisted of:

- 118 million euro in interest on the assessments received for the recovery of alleged State aid to the former AEM S.p.A. and the former ASM S.p.A. Further information is provided in the section entitled "Other information - EC infringement procedure";

- 33 million euro (21 million euro in the prior year) in adverse fair value adjustments of the financial derivatives associated with the 500 million euro bond, the revolving lines of credit and the loan from Cassa DDPP;

- 99 million euro in charges from financial liabilities (140 million euro in the prior period), which have declined significantly due to the fall in interest rates. Further information is provided in the following table:

CHARGES FROM FINANCIAL LIABILITIES (millions of euro)	**09/30/2009**	**09/30/2008**
Interest on bonds	41	41
Interest charged by banks	37	66
Interest on Cassa DDPP loans	6	8
Interest on finance leases	2	1
Other financial expenses	13	24
Total charges from financial liabilities	**99**	**140**

Not considering the effect of the interest charged on the assessments mentioned above, "Financial balance" would have totalled 74 million euro, with a reduction of 40 million euro compared with the corresponding period of prior year.

Lastly, "Affiliates" amounted to 56 million euro.

This caption includes the results of the Group's associates including, in particular, Transalpina di Energia S.r.l., Edipower S.p.A., Dolomiti Energia S.p.A., ACSM-AGAM and Metroweb S.p.A.

35) OTHER NON-OPERATING INCOME

This caption has a zero balance at September 30, 2009 compared with 13 million euro for the period to September 30, 2008. The prior year amount related to penalty payments recognised to AMSA S.p.A. (wholly owned by A2A S.p.A.) as part of the dispute with Alstom Power S.p.A.

This income related to non-recurring costs that were not directly relating to the Group's industrial or financial operations.

36) OTHER NON-OPERATING EXPENSES

Other non-operating expenses for the period to September 30, 2009 amounted to 166 million euro (none in the period to September 30, 2008) and related entirely to the recovery of the principal element of the alleged State aid to the former AEM S.p.A. and the former ASM S.p.A. Further information is provided in the section entitled "Other information - EC infringement procedure".

These non-recurring costs are not directly relating to the Group's industrial or financial operations.

37) INCOME TAXES

Income taxes (millions of euro)	**09/30/2009**	**09/30/2008**
Current taxes	117	186
Deferred tax assets	(3)	(10)
Deferred tax liabilities	(11)	5
Total income taxes	**103**	**181**

The income tax charge for the period, analysed below, was calculated with reference to current accounting standards and consolidation policies:

- current taxes for the period (IRES and IRAP) of 117 million euro;
- increase in deferred tax assets of 3 million euro;
- decrease in deferred tax liabilities of 11 million euro.

The income tax charge at September 30, 2009 includes about 10 million euro as a consequence of the rules introduced by Law 112 of September 25, 2008 which, from the first half of 2008, levied a 5.5% IRES surtax on companies operating in the production and/or sale of gas and electricity. This surtax was recently raised to 6.5% for 2009 by art. 56.3 of Law 99 dated July 23, 2009.

38) NET RESULTS OF NON-CURRENT ASSETS HELD FOR SALE

At September 30, 2009, this caption reflects income of 7 million euro deriving from the dividend, net of taxation, distributed by Alpiq Holding AG during the period.

39) GROUP NET INCOME FOR THE PERIOD

Group net income, after deducting the minority interest of 24 million euro (17 million euro for the period to September 30, 2008), amounted to 2 million euro (238 million euro for the period to September 30, 2008).

40) EARNINGS PER SHARE

January 1, 2009 September 30, 2009		January 1, 2008 September 30, 2008
	Earnings per share (in euro)	
0.0008	- basic	0.0771
-0.0018	- basic, from operating activities	0.0771
0.0008	- diluted	0.0771
-0.0018	- diluted, from operating activities	0.0771
	Weighted average number of shares in circulation used for the calculation of earnings (loss) per share	
3,104,935,502	- basic	3,088,857,432
3,104,935,502	- diluted	3,088,857,432

41) CONSOB COMMUNICATION NO. DEM/6064293 OF July 28, 2006

Significant non-recurring transactions are discussed below:

- The non-recurring transaction mentioned in notes 34 and 36 to the income statement relates to recovery of the principal portion of alleged State aid to the former AEM S.p.A. and the former ASM S.p.A. (taxes relating to the years from 1996 to 1999), which generated a non-recurring expense, before taxes, of 284 million euro. This charge consists of the principal portion totalling 166 million euro, discussed in note 36 above, and interest expense of 118 million euro discussed in note 34 above;

- Significant non-recurring transactions during the period to September 30, 2009, included 10 million euro in relation to equalisation income that is classified among the "Other revenues". In the prior period, this income amounted to 45 million euro and related to the period 2004-2007.

GUARANTEES AND COMMITMENTS - THIRD PARTIES

(in millions of euro)	09/30/2009	12/31/2008
Guarantee deposits received	387	376
Guarantees given	1,115	1,387

Guarantee deposits received
The guarantees deposited by subcontractors and the performance guarantees issued by credit institutions amount to 387 million euro (376 million euro at December 31, 2008).

Guarantees and commitments - third parties
These amount to 1,115 million euro (1,387 million euro at December 31, 2008) and relate to the deposits made to guarantee commitments given to third parties, as well as to the sureties given.

Secured guarantees given
The shares held in Metroweb S.p.A. and the convertible bond with a nominal value of 24 million euro issued by Metroweb S.p.A. and taken up by A2A S.p.A. have been pledged to the banks that finance Metroweb S.p.A.
The Edipower shares owned by A2A S.p.A. (book value 398 million euro) have been pledged to a syndicate of banks in relation to the loans granted by them.
At September 30, 2009, the Ecodeco Group has given secured guarantees to third parties totalling 1.5 million euro, in the form of pledges on the equity interests held in subsidiaries.

Other commitments and contingencies
The natural gas import contracts of Plurigas S.p.A. include "take or pay" clauses, which oblige the buyer to pay for quantities not taken with respect to a set threshold, if the reasons for such failure are not envisaged in the contract. These clauses are normal for transactions of this size and duration and, during the contract period, the company may recover under certain conditions the volume already part paid but not taken.

Guarantees given by A2A S.p.A. in the interests of Ecodeco Group companies
At September 30, 2009, these guarantees amount to 6.3 million euro and were principally given in favour of the Tax Authorities for the repayment of VAT credits pertaining to 2006, 2007 and 2008.

Group companies hold third-party assets worth 147 million euro under concession.

OTHER INFORMATION

1) SIGNIFICANT EVENTS AFTER SEPTEMBER 30, 2009
These events are described in the report on operations.

2) INFORMATION ON OWN SHARES
At September 30, 2009, A2A S.p.A. holds 26,917,609 own shares, equal to 0.859% of the share capital which consists of 3,132,905,277 shares. At the date of this quarterly report, no own shares were held via subsidiaries, finance companies or nominees. During the period under review, 20,517,241 shares were used for the purchase of 90% of ASPEM S.p.A. on January 15, 2009.

3) INFORMATION ON NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (IFRS 5)

At September 30, 2009, "Non-current assets held for sale" and "Liabilities directly related to non-current assets held for sale" include amounts deriving from consolidation of the Ecodeco Group comprising, in particular, certain lines of business held for sale and the investment in Alpiq Holding AG. Further information is provided in balance sheet note 12.

The key balance sheet and income statement figures for the above lines of business are presented below.

FIGURES AT SEPTEMBER 30, 2009

Assets and liabilities of companies held for sale (in millions of euro)	**Alpiq Holding** (figures relate to 5.16%)	**Ecodeco Group**	**Total**
Non-current assets	458	-	458
Current assets		3	3
Total assets	**458**	**3**	**461**
Non-current liabilities		-	-
Current liabilities		3	3
Total liabilities		**3**	**3**

4) *UPDATE OF THE MAIN LEGAL AND TAX DISPUTES STILL PENDING*

EC infringement procedure

On June 5, 2002, the European Commission published decision 2003/193/EC declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of Decree 331/1993, converted into Law 427/93) and the advantages deriving from loans (pursuant to art. 9-bis of Decree 318/1986, converted into Law 488/96) granted to publicly-owned companies formed under Law 142/90 were incompatible with EC law, since they were deemed to represent State aid which is banned by art. 87.1 of the EC Treaty.
The Commission did not consider the tax exemption on business contributions under art. 3.69 of Law 549/95 to be State aid.

This decision was notified on June 7, 2002 to the Italian State, which appealed against it to the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the expansion of that court's functions by the Treaty of Nice.

In July 2002, the Commission communicated the decision to the companies concerned, which appealed against it to the Court of First Instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Further appeals against this decision have also been filed by other public-sector commercial companies and by Confservizi.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.
The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

On the invitation of the Commission and while continuing to pursue action to overturn the decision, the Italian State has therefore activated a recovery procedure. This process has involved preparation of a survey questionnaire to identify the public-sector commercial companies that have benefited from the above tax exemption, and from loans granted by Cassa Depositi e Prestiti in the years under consideration.

The Italian State's recovery initiatives continued with the preparation of an amendment to the EC law, which was approved by the Senate on April 13, 2005 (art. 27, Law 62 of April 18, 2005). The measure envisaged detailed recovery procedures based on ordinary tax rules to adjust recovery to reflect the effective existence of recoverable aid (considering the specific circumstances of each position, bearing in mind any outstanding disputes with the tax authorities). In particular, the measure required various declarations from the taxpayer and the issue of certain official communications specifying the application methodology and guidelines for the proper evaluation of cases of non-application. The requirements for the guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).
Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, case C – 207/05), Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007) made further amendments to the existing recovery procedures.

In this connection, new instructions were issued for the implementation of European Commission Decision 2003/193/EC, with a view to the recovery of aid equivalent to the unpaid taxes and related interest resulting from application of the tax exemption regime envisaged in art. 3.70 of Law 549 dated December 28, 1995, and art. 66.14 of Decree no. 331 of August 30, 1993, a converted with amendments into Law no. 427 of October 29, 1993.

In the first half of 2007, the Tax Authorities sent notices to AEM S.p.A. and ASM S.p.A. - pursuant to Decree no. 10/2007 - in the form of a "communication-injunction" concerning the alleged State aid enjoyed during the moratorium period.
On April 30, 2009, as explained in greater detail below, the Tax Office notified five further assessments in connection with the position of the former AEM S.p.A. and the former ASM S.p.A. pursuant to art. 27, Decree no. 185 of November 29, 2008, as converted with amendments into Law no. 2 of January 28, 2009, for around 64 million euro, including interest.
Decree no. 135 of September 25, 2009 (art. 19) introduced new instructions regarding recovery of the aid mentioned, essentially involving (i) the possible notification of further repayment assessments, (ii) the non-recoverability of any realised capital gains. As a result, on October 2, 2009, the company received six further assessments from the competent offices for the recovery of amounts additional to those already claimed totalling about 220 million euro.
Pursuant to these measures, the Tax Authorities have claimed recovery using fiscal procedures, without allowing for the spreading or suspension of payments.

The guidelines for recovery can be found in the Agenda of the Chamber of Deputies no. 9/01972/071, which was approved at the session held on January 14, 2009. These guidelines state that recovery action "cannot take the form of a simple tax assessment, without any specific criteria; instead, such action must determine if and to what extent aid must be recovered, clarifying in particular that it is recoverable only if actually enjoyed and requiring verification, case by case, of whether or not companies have effectively made use of illegitimate State aid that has altered the principles of free competition and the freedom of establishment". In line with this concept, "those resources that have already been involved in forms of reimbursement" must be "excluded from the recovery action".
In exercising the powers granted, the Tax Authorities should have identified, in the specific circumstances, the actual enjoyment of illegitimate state aid that has not already been reimbursed.

Given that the lawsuits involving the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are the subject of separate proceedings at the Court of First Instance of the European Community and have different positioning in relation to the "communication-injunction" and other assessments, the two situations are explained separately for the sake of clarity.

Former AEM S.p.A. (now A2A S.p.A.)

In the action promoted by AEM S.p.A., on January 6, 2003, the Commission filed an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline.
The Court set the meeting to discuss the above objection by order dated August 5, 2005. On March 15, 2006, AEM filed a brief in relation to the judgement pending before the Court of First Instance.
On February 28, 2008, the Court of First Instance communicated to AEM its intention to combine (only for the oral phase) the various lawsuits being brought by AEM, Confservizi, other public-sector commercial companies and the Italian Government, asking for the opinions of the parties concerned.
On March 6, 2008, AEM communicated to the Court that it would welcome a move to combine the various lawsuits and, apparently, the other appellants also responded in the same way. The final hearing was held on April 16, 2008 and, by a ruling dated June 11, 2009, the Court of First Instance declared that the appeal presented by AEM was admissible, but rejected it on merit - as for those presented by the other appellants - taking the view that the measure in question constituted State aid that was banned under art. 87.1 of the EC Treaty, and therefore confirming the decision made by the Commission. A2A intends to appeal against this ruling to the European Court of Justice and the various procedures are currently under way.

With reference to art. 27 of Law 62 of April 18, 2005, AEM S.p.A. has carefully complied with the obligations placed on the former municipal utilities that are contained in the recovery regulations and related enabling instructions.

On October 27, 2005, the Tax Authorities visited the head office of AEM S.p.A. to obtain the accounting documentation needed to check the accuracy of the figures declared in the tax returns presented in accordance with art. 27 of Law 62 above. The visit was merely to ascertain and finalise the amount of any taxes that are payable. AEM S.p.A. gave the inspectors a full report on how the tax returns were compiled. Even if all possible forms of legal protection failed, it was deemed reasonable to assume that the Italian government's recovery actions would have involved revoking the benefits granted in different ways, depending on the public service sectors concerned. In particular, it was assumed that such action would have taken account of the actual degree of competition during the period of the measures being contested and, therefore, of the extent to which it may have been distorted.
In this regard, AEM's appeal explained that, during the 1996-1999 period examined by the Commission, the Company operated in sectors such as electricity and gas that were not opened up to competition, and in which AEM S.p.A. did not take part in any tenders for provision of the related services (an observation that has subsequently been repeated to the Court of Justice).

Given the uncertainty regarding the outcome of the appeals and the ways in which the Commission's Decisions will be applied, the Company thinks it merely possible, but not probable, that the alleged aid will have to repaid following the adverse outcome of the entire appeals procedure: consequently, no provisions were made for this matter in any of the financial statements approved up to December 31, 2006. This decision took account of objective uncertainties that make it impossible to obtain a sufficiently reasonable estimate of the charges that would be borne by AEM S.p.A. as a consequence of the above Decision.
Lastly, the majority of the profits distributed by AEM S.p.A. during the tax moratorium period were paid to the Municipality of Milan, which is part of the Public Administration. AEM S.p.A. did not receive any assisted loans from Cassa Depositi e Prestiti under the laws mentioned during the period considered by the Commission.

On March 30, 2007, the Milan I Tax Office notified four assessments, or "communication-injunctions" under Decree no. 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The amounts requested in these assessments, totalling 4.9 million euro inclusive of interest, were based on the Company's declaration made July 2005, except for the disallowance of the effect of applying the so-called "tombstone" tax amnesty under Law no. 289/2002.
Pursuant to Decree 10/2007, the amounts established but not paid over are subject to forcible collection via inclusion on the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the event of appeal.
Having taken note of these communications, and considered the provisions of Decree no. 10/2007 and the related enabling legislation, the Company decided on April 27, 2007 to pay the amounts requested after checking their agreement with those originally declared.
As a result of the above, the amounts paid were charged to the 2007 income statement under "Financial expenses" and "Other non-operating expenses".
In any case, the arguments presented by the Company on appeal against the Decision of the EU Commission of June 5, 2002 remain valid; the same arguments are being reproposed before the Court of Justice. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company should be reimbursed since the concept of aid recovery would not be valid.
For the sake of prudence, the Company deemed it appropriate to appeal against the tax assessments in the fiscal courts. The Provincial Tax Commission of Milan - Section 21, rejected these appeals in ruling no. 8 of January 25, 2008, and the sentence that establishes the amount of the recoverable aid is now definitive.

On April 30, 2009, the Tax Authorities notified three assessments, issued under art. 24 of Decree 185/2008, for the recovery of alleged State aid that conflicts with EC regulations and the earlier decision of the European Commission. Appeals against these assessments have been filed with the Milan Provincial Tax Commissioners.

Based on current law, the amount requested must be paid within thirty days of notification and A2A S.p.A. made the payment on May 8, 2009.

On June 11, 2009, the European Court of First Instance issued its ruling on lawsuit no. T-301/02 brought by the former AEM, rejecting its appeal. An appeal against this ruling has been filed with the European Court of Justice.

As mentioned, on October 2, 2009, the Tax Authorities notified four assessments, issued under art. 19 of Decree 135/2009, for the further recovery of alleged State aid to the former AEM that conflicts with EC regulations.
The Company has appealed against these assessments to the Milan Provincial Tax Commissioners, requesting suspension of the payments as initially allowed by a Presidential ruling. This ruling has been revoked however, and the Company was forced to pay over 184 million euro on October 22, 2009, in order to avoid the cost of inclusion on the tax roll and the accumulation of additional interest charges.

Former ASM S.p.A. (from January 1, 2008 absorbed by A2A S.p.A.)

With regard to ASM's position, the company also appealed against the Decision before the Court of First Instance in Luxembourg, both on own account on January 2, 2003 and "ad adiuvandum" in support of AEM S.p.A. and AMGA S.p.A.
ASM felt that the European Commission's Decision 2003/293/EC of July 5, 2002 could not be applied to it because of the particular nature of its situation: in particular, during the period under consideration, the services provided by ASM in its areas of operations were not open to the market and to free competition.
On January 6, 2003 the Commission filed an objection claiming that it could not accept the appeal. ASM S.p.A. promptly replied before the legal deadline. The Court set the meeting to discuss the above objection by order dated August 5, 2005.
On February 28, 2008, the Court of First Instance communicated to ASM its intention to combine (only for the oral phase) the various lawsuits being brought by ASM, Confservizi, other public-sector commercial companies and the Italian Government, asking for the opinions of the parties concerned. ASM informed the Court that it would welcome a move to combine the various lawsuits. The final hearing was held on April 16, 2008 and, by a ruling dated June 11, 2009, the Court of First Instance declared that the appeal presented by ASM was admissible, but rejected it on merit - as for those presented by the other appellants - taking the view that the measure in question constituted State aid that was banned under art. 87.1 of the EC Treaty, and therefore confirming the decision made by the Commission. A2A intends to appeal against this ruling to the European Court of Justice and the various procedures are currently under way.

The ASM Group companies involved in the recovery procedure (ASM, also on behalf of the former BAS and ASVT) have provided the declarations required by art. 27 of Law 62 of April 18, 2005 for each of the periods affected by the tax moratorium.

BAS Bergamo, which was absorbed with effect from May 18, 2005, and ASVT had negative taxable income during the years in which the moratorium applied, so it is probable that no tax will be due.

In April 2007, ASM received a communication-injunction under art. 1 of Decree 10/2007 from the Brescia Tax Office for the periods 1998 and 1999.
Considering the opinion of its tax consultants and experts in EC law, ASM pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of the above decree both in terms of content and amount.
At the same time, ASM appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.

On May 23, the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction to pay.
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002, remain valid; the same arguments are being reproposed before the Court of Justice.

Given the uncertainty regarding the outcome of the appeals and the ways in which the Commission's Decisions will be applied, the Company thinks it merely possible, but not probable, that the alleged aid will have to repaid following the adverse outcome of the entire appeals procedure: consequently, no provision has been made for this matter in any of the financial statements approved up to now.
While waiting for the question to be decided, the Shareholders' Meeting of ASM has resolved not to consider distributable an amount of 13 million euro representing a portion of the free reserves formed during the period of the "tax moratorium".

On April 30, 2009, the Tax Authorities notified two assessments, issued under art. 24 of Decree 185/2008, for the recovery of alleged State aid to the former ASM that conflicts with EC regulations. Appeals against these assessments have been filed with the Milan Provincial Tax Commissioners.
Based on current law, the amount requested must be paid within thirty days of notification and A2A therefore made the payment on May 8, 2009.

On June 11, 2009, the European Court of First Instance issued its ruling on lawsuit no. T-180/03 brought by the former ASM, rejecting its appeal. An appeal against this ruling has been filed with the European Court of Justice.

As mentioned, on October 2, 2009, the Tax Authorities notified two assessments, issued under art. 19 of Decree 135/2009, for the further recovery of alleged State aid to the former ASM that conflicts with EC regulations.
The Company has appealed against these assessments to the Milan Provincial Tax Commissioners, requesting suspension of the payments as initially allowed by a Presidential ruling. This ruling has been revoked however, and the Company was forced to pay over 35.8 million euro on October 22, 2009, in order to avoid the cost of inclusion on the tax roll and the accumulation of additional interest charges.

****

The total amount of the assessments issued by the Tax Office on April 30, 2009, for recoveries from the former AEM S.p.A. and the former ASM S.p.A., is around 64 million euro, including interest of about 24.3 million euro.

The total amount of the assessments issued by the Tax Office on October 2, 2009, for recoveries from the former AEM S.p.A. and the former ASM S.p.A., is around 220 million euro, including interest of about 94 million euro.

At September 30, 2009, the total interest charge of 118 million euro has been booked to income statement caption 34) "Financial management", while the amount of about 166 million euro relating to the recovery of taxes for the years 1996-1999 has been booked to income statement caption 36) "Other non-operating expenses".

The accounting treatment explained in the notes does not in any way prejudice any future steps to recover the amounts paid.

ACEA S.p.A / AEM (now A2A S.p.A.)

Via a writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. (now A2A S.p.A.) to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) on November 8, 2000 for public-entity participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower".
Having ascertained this, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition from EDF and AEM, and (b) to sell their investments in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from taking and/or using electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
The plaintiff also summoned the following companies, although without asking specific questions in their regard: WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM Torino S.p.A., ATEL, Transalpina di Energia S.r.l., Italenergia BIS S.p.A.
In the summons, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos were called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that, for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, comprising among others AEM and Edison and, after merger with Edipower, became known as "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that - in ACEA's opinion - should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. Again according to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding held by AEM and EDF, partly via their joint control of Edison, in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.
Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF, partly via Edison, had exceeded the 30% limit for holdings in GenCos which gave them an illicit competitive advantage over ACEA which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participation in the share capital of another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct by AEM and EDF which - in ACEA's opinion - qualified as unfair competition pursuant to art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act under art. 2043 of the Italian Civil Code.
Lastly, ACEA announced, but for the moment has not proposed, future requests to the Court for suitable measures to anticipate the effects of the future sentence.
In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. Endesa's intervention statement, which was filed at the Milan Court in January 2007, has however still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.
To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.
In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby

exceeding the threshold established by the DPCM of November 8, 2000. This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a totally separate legal entity from AEM.
AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, its effects and provisions are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims by third parties against AEM regarding the provisions of the decree.
AEM did not commit any violation of the competition rules, nor any breach of contract as per art. 2043 of the Italian Civil Code, as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, given that the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations.
Furthermore, this deed does not constitute an illicit act again the competition rules because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower. In fact, AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.
With regard to the alleged damages suffered by ACEA, for which compensation is claimed, it turns out that the purported damage to the plaintiff's equity cannot be attributed to AEM even in the abstract, since in substance the complaint is that it cannot have a higher stake in the GenCos - for which AEM has no responsibility. The truth is that the plaintiff is now attempting, illegitimately, to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the damages mentioned by the counterparty are obviously vague and without any element of proof to back them up.
Lastly, AEM has contested ACEA's request to condemn EDF and AEM to sell their investments in order to reduce them in total to under the 30% threshold, and to prevent AEM and EDF from taking and/or using electricity in excess of the permitted 30% limit. These requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed since the date of disposal of the GenCo, being the period for which the DPCM applied the 30% limit. Once this five-year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.
As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the time period envisaged in art. 163 bis of the Code of Civil Procedure to permit an adequate response, by adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM filed its reply on October 4, 2007.
Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to file their statements in accordance with art. 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008, during which the case was adjourned for discussion on November 6, 2008. Subsequently, the hearing was deferred by the Honorary Judge to March 19, 2009 and then to January 21, 2010, given that no Judge has yet been allocated to the case.

Consul Latina c/BAS
The purchase of the investment in HISA by BAS was made via Consul Latina, a local consultancy firm.
Given that the wording of the contract was not totally clear and the fact that BAS on its own did not buy 100% of HISA, BAS did not pay the fee due to Consul Latina, which sued for payment in 1998.
The lawsuit is still in underway with various procedural objections, some recent, such as the fact that all court proceedings after May 18, 2005 were declared null and void for lack of right of attorney; a problem that has been resolved subsequently.
In the appeal ref. EXP 82218, Sentence 3697/3000 dated May 9, 2008, Consul Latina requested that the proceedings be declared void given that the lawyers had no powers and claiming damages due to a delay in the filing of documents by BAS in 2008; the court refused all these claims, recognising that ASM took over from BAS.
The judge also refused the appeal ref. EXP 90779, Sentence 5317534 dated May 20, 2005, in which Consul Latina claimed that Avv. De Florio had no powers of representation at the hearing held in August 2005 due to the absorption of BAS by ASM.
On November 10, 2008, attempted to file a new claim against BAS, EXP 095148, requesting information about Enerfin S.r.l. in liquidation, designed to find out if ASM was still a shareholder and, if not, the selling price obtained. Apparently, the way in which Consul Latina notified this request was considered inadequate by the Court.
We have been informed by the lawyer, Mr De Florio, that, according to Consul Latina, the amount payable on May 10, 2007 was $ 1,872,000, calculated on a principal of $ 720,000 plus interest of 1% from April 1999.
As of that date, a possible offer by ASM to settle the dispute for $ 400,000 was not considered acceptable.
In a more recent communication (November 18, 2008), the lawyer reiterated that the coefficient to be applied to the value of the principal to understand the sum due by BAS in the event of losing the lawsuit was 27.22%. He also confirmed that, over the last two years, the interest rate applicable to commercial settlements had remained the same at 1.55%.
In May 2009, the lawyers filed new documents but without outcome.

ENEL / AEM Elettricità (a subsidiary of A2A S.p.A.)
Via a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità S.p.A. of the power distribution business in the municipalities of Milan and Rozzano. AEM Elettricità asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous pursuant to art. 1349 of the Italian Civil Code. AEM Elettricità in turn filed a claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business, as imposed by the law.
In AEM Elettricità's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report which the judge has ordered.
The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end established a figure of about 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM Elettricità.
By a sentence filed on June 9, 2008, the Milan Court set a new price for the business based on the indications of the expert witness (Lire 990,856,000,000) and rejected the claim for damages made by AEM Elettricità. According to the Court, the difference between the expert witness's valuation and that carried out by the Board of Experts was such as to make the latter blatantly unfair. In other words, the Judge felt that he could fully trust the conclusions reached by the expert witness appointed by the Court, even though some of the choices made appeared to be the result of exercising in a different way the technical discretion that is inherent in valuations, leading to a very

different result from that reached by the Board of Experts. The Judge also based his decision on certain affirmations made by the expert witness regarding the "inappropriate nature" of certain parameters used by the Board of Experts.
Considering the price established by the Board of Experts to be unfair, the Judge also rejected the claim made by AEM Elettricità for damages caused by the delay in transferring the business. In fact, according to the Judge, ENEL was justified in not transferring the business as the price was unfair.
There are various objections that can be made to this sentence.
To start with, we do not agree that the price established by the Board of Experts was affected by errors, or that it was unfair. The Board consisted of illustrious professors with years of experience in company valuations, so the fact that the Judge simply replaced their calculation with the one performed by the expert witness is totally unsatisfactory. There also appears to be no justification for rejecting the request for damages because of the delayed transfer of the business, given that ENEL could quite easily have handed it over - as in fact it did later - while at the same time asking for a fairness review of the price set by the Board of Experts.
A2A has appealed against the Court sentence with a writ served on October 23, 2008; the hearing for the clarification of the conclusions is set for April 5, 2011.
Subsequently, with writ served on May 28, 2009, Enel has sued A2A, based on this sentence by the Milan Court (which was not a sentence of condemnation), asking that A2A should be condemned to pay Euro 88,244,342.00, as well as interest at the legal rate and monetary revaluation from October 31, 2002.
The first hearing in this case has been scheduled for November 24, 2009 and the plaintiff has asked for the sentence of payment to be issued at the first hearing by court order pursuant to art. 186-ter of the Code of Civil Procedure.
A2A filed on November 4 and will present the arguments already used in the appeal against the sentence dated June 9, 2008. In particular, the company will point out that the ruling that determined the sale price for the business based on the report of the Expert Witness was informative rather than a sentence to pay, and therefore cannot be considered to be provisionally enforceable.
For the sake of prudence, this quarterly report has retained the goodwill of 88 million euro included in the balance sheet of the business transferred, together with the matching provision for risks and charges classified among the Group's liabilities.

Tax disputes - AMSA S.p.A. (a subsidiary of A2A S.p.A.)
As a result of the report issued by the Fiscal Police following their tax audit at the beginning of 2006 of the VAT situation for the years from 2001 to 2005, the Tax Authorities issued assessments for all of these years against which appeals were duly filed with the Provincial Tax Commission.
By a sentence dated January 14, 2009, deposited on April 2, 2009 the Provincial Tax Commission considered unfounded the assessment regarding the amount due for 2002; as a result, the Tax Authorities ordered a complete rebate of the tax bill of 485,380 euro that had already been paid by the company.
The tax bill relating to 2003, 635,845 euro, arrived on April 20 and was paid in full by the deadline; an appeal has been filed against the collection charges made.
The tax bills for 2004 and 2005, 968,699 euro, arrived on July 2 and were settled on August 31, after offsetting the tax credit referred to above.
At September 30, 2009, after utilising provisions totalling 1.6 million euro, the residual balance on the provision amounts to around 1.3 million euro.

AEEG /ASM S.p.A. (now A2A S.p.A.)
By resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006, the Authority for Electricity and Gas (AEEG) fined ASM (now absorbed by A2A), Cige (now ASM Reti), Valgas (absorbed by ASM), Sinergia (absorbed by ASM Reti) and Azienda Servizi Valtrompia in connection with the way that the gas tariff was determined in the event of customers switching provider.

AEEG fined the companies involved a total of 2.1 million euro.

The companies affected by these sanctions paid the amount requested in the first half of 2007, given the compulsory nature of the Authority's decision, but they appealed to the TAR (regional administrative court) against the AEEG's lack of reasons and the iniquity of the fine inflicted compared with the amount charged to customers for switching.

The Lombardy TAR, in sentence 323/2008 of January 29, 2008, deposited on February 13, 2008, agreed with the reasons adopted by AEEG on the legitimacy of the fine, but considered it excessive and reduced it for all companies to the legal minimum (Euro 25,822.64).
If the TAR's decision is definitively confirmed, the amount that A2A and the other Group companies involved could recover totals around 2 million euro.

Investigation into gas meters
An investigation is pending at the Public Prosecutor's Office in Brescia concerning the way that gas consumption is recorded. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers. The alleged crime is that of fraud, as well as other matters. The investigation was initiated by the Milan Judicial Authority but then transferred to Brescia for a question of territorial jurisdiction.

A2A / Mr. Buzzi
Mr. Buzzi sued AEM S.p.A. before the Milan Court by a writ served on May 24, 2001.
Mr. Buzzi challenged before the Milan Court the resolutions by which the shareholders' meeting approved the financial statements and authorised the sale by AEM to e.Biscom S.p.A. of the 30.8% stake then held by AEM in Fastweb S.p.A.; at the same time, AEM bought e.Biscom's 33% interest in Metroweb S.p.A. and subscribed for issue of bonds.
AEM appeared at the hearing on November 19, 2003, filing a defence statement.
The hearing at which the parties made an appearance was held on April 20, 2004, whereas the hearing at which the case was debated was held on November 9, 2004. The parties' legal counsel exchanged statements in accordance with arts. 183.5 and 184 of the Code of Civil Procedure. Mr. Buzzi's counsel asked the Judge to admit evidence from witnesses, to request an expert witness's report and to order the acquisition "of the appraisal carried out at the time by Morgan Stanley of the value of Fastweb and Metroweb for the purposes of the share exchange between e.Biscom and AEM and collateral transactions and Metroweb's financial statements at December 31, 2002 and December 31, 2003". AEM's legal counsel opposed this and at the hearing of February 28, 2005, the Investigating Judge dismissed Mr. Buzzi's requests. Then, considering that the case was ready for a final decision, he set April 4, 2006 as the date for the hearing at which the conclusions would be heard.
With a sentence filed on June 7, 2007, the Judge of the Milan Court rejected the plaintiff's requests, sentencing him to pay all of the legal expenses.
Mr. Buzzi appealed against this decision by the Court, with a writ served on July 10, 2008. The first hearing of the appeal was scheduled for December 9, 2008; the hearing for the statement of the conclusions has been postponed to April 5, 2011.

Arbitration initiated by Ecovolt for violation of the Quotaholders' Agreement for investment in Ostros Energia S.r.l.

Arbitration initiated by Ecovolt
On May 25, 2009, the minority quotaholders of Ostros initiated arbitration proceedings under a settlement clause contained in the Investment Agreement signed with ASM on January 30, 2007, with a view to establishing a breach of the agreement by A2A, given that it had failed to finance the development of Ostros and had not complied with the provisions of art. 2.5 of the Agreement.
These matters were first examined by the parties towards the end of 2008, and legal opinions were obtained.

On September 24, the Milan Arbitration Board confirmed that names of the arbitrators appointed by the parties, prof. Avv. Giuseppe Sbisà and prof. Avv. Mario Cera, and set October 12 as the date for appointing the Chairman of the Panel.
Once the Panel has been appointed, deadlines will be set for appearance and the presentation of documents by the parties.
The company is defended by Studio Legale Chiomenti, a law firm.

Arbitration Ostros Energia s.r.l. / Wind Baltic s.a.

Arbitration initiated by Baltic Wind International S.A. before the Milan Arbitration Board pursuant to the Framework Agreement dated 1.14.2008

Baltic Wind has requested the arbitrators to confirm non-performance by Ostros and rule that it must settle two invoices issued in 2008 as advance payments for investments in companies that were developing the wind-power projects that Ostros had the right to purchase, if the outcome of due diligence was positive and all the conditions described in the contract were satisfied.

The following invoices were presented by Wind but not paid by Ostros:

- inv. 5/2008 dated July 16, 2008 – Ramacca Project – 52.2 MW for Euro 1,252,800;
- inv. 4/2008 dated June 7, 2008 – Brognaturo Project – 42 MW for Euro 504,800.

These invoices were issued pursuant to the Framework Agreement signed on January 14, 2008, covering a period of 5 years and intended to facilitate the development of wind power. This Framework Agreement gave Ostros exclusive rights over the projects developed by Baltic Wind, together with an obligation to purchase the quotas of the Wind group companies that were developing the above projects, but only if all the conditions described in the Framework Agreement were satisfied.

The preliminary identification of the wind power projects favoured by Ostros under the terms of the Framework Agreement gave Baltic Wind the right to obtain advance payments against the purchase of the equity investments concerned, subject to other conditions listed in the Framework Agreement; on this basis, Wind issued the above invoices that were not paid by Ostros.

The Board of Arbitrators comprises prof. Avv. Ugo Carnevali (Chairman), prof. Avv. Angelo Castagnola (appointed by Wind) and avv. Salvatore Sanzo (appointed by Ostros). The company is defended by Prof. Dalmotto from the University of Turin.

On September 22 the parties presented their first documentation and the second papers will be presented on October 30; the meeting for an attempt at mediation has been fixed for November 16.

In the context of the arbitration process, Ostros has explained its reasons for not paying the above invoices and which require rescission on the basis that the contract is excessively onerous, as envisaged in the Framework Agreement.

Arbitration initiated by Ecovolt before the Brescia Arbitration Board pursuant to the Articles of association and against Ostros Energia

Ecovolt disputes the resolution adopted at the Shareholders' Meeting held on April 14, 2009, since it involves conflicts of interest and other defects, including issues related to the financial statements.

The entire Board of Arbitrators was appointed by the Brescia Chamber of Commerce and comprises Avv. Prof. Schlesinger, Avv. Prof. Consolo and Avv. Prof. Guizzi. Ostros is defended by Avv. Prof. Dalmotto from the University of Turin.

On September 30 the parties presented their first documentation and the second papers will be presented on October 20; the meeting for an attempt at mediation has been fixed for November 4.

5) CONTINGENT ASSETS FOR ENVIRONMENTAL CERTIFICATES

At September 30, 2009 the Group has surplus environmental certificates (Green Certificates, Emission Allowances and White Certificates).

04. ATTACHMENTS TO THE QUARTERLY REPORT

Attachment 1 - List of companies included in the consolidated financial statements
(thousands of euro)

Name	Registered office	Currency	Share capital	% Group holding at 09/30/2009 (*)	Shares held %	Shareholder	Valuation method
Scope of consolidation							
A2A Reti Gas S.p.A.	Milan	Euro	442.000	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
A2A Reti Elettriche S.p.A.	Milan	Euro	520.000	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
AMSA S.p.A.	Milan	Euro	52.179	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
ASMEA S.r.l.	Brescia	Euro	22.497	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
A2A Servizi al Cliente S.r.l.	Milan	Euro	12.405	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
BAS - Omniservizi S.r.l.	Bergamo	Euro	6.460	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
A2A Calore & Servizi S.r.l.	Brescia	Euro	150.010	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Selene S.p.A.	Brescia	Euro	3.000	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Tidonenergie S.r.l.	Piacenza	Euro	500	100,00%	100,00%	ASMEA S.r.l.	Line-by-line consolidation
Aprica Studi s.r.l.	Brescia	Euro	275	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Itradeplace S.p.A.	Brescia	Euro	180	100,00%	100,00%	Selene S.p.A.	Line-by-line consolidation
COGAS S.p.A. - Compagnia del Gas Altoatesina	Brescia	Euro	120	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
A2A Energia S.p.A.	Milan	Euro	104	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
RETRASM S.r.l.	Brescia	Euro	100	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
A2A Trading S.r.l.	Milan	Euro	1.000	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Partenope Ambiente S.p.A. (formerly Bas International S.r.l.)	Bergamo	Euro	120	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
A2A Produzione S.r.l.	Brescia	Euro	10	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Ecodeco S.r.l.	Milan	Euro	7.469	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
Aspem Energia S.r.l.	Varese	Euro	2.000	100,00%	100,00%	Aspem S.p.A.	Line-by-line consolidation
Ostros Energia S.r.l.	Brescia	Euro	3.217	100,00%	100,00%	A2A S.p.A.	Line-by-line consolidation
BAS S.I.I. S.p.A.	Bergamo	Euro	17.166	99,98%	99,98%	A2A S.p.A.	Line-by-line consolidation
Aprica S.p.A.	Brescia	Euro	88.470	99,97%	99,97%	A2A S.p.A.	Line-by-line consolidation
A2A Coriance SAS	Noisy Le Grand (France)	Euro	32.562	98,08%	98,08%	A2A S.p.A.	Line-by-line consolidation
Assoenergia S.p.A. (in liquidation)	Brescia	Euro	126	97,76%	97,76%	A2A S.p.A.	Line-by-line consolidation
Abruzzo Energia S.p.A. (1)	San Salvo (Ch)	Euro	130.000	94,99%	89,84%	A2A S.p.A.	Line-by-line consolidation
Retragas S.r.l.	Brescia	Euro	34.495	91,60%	91,60%	A2A S.p.A. (87.27%) A2A Reti Gas S.p.A. (4.33%)	Line-by-line consolidation
Aspem S.p.A.	Varese	Euro	174	90,00%	90,00%	A2A S.p.A.	Line-by-line consolidation
Varese Risorse S.p.A.	Varese	Euro	3.624	90,00%	90,00%	Aspem S.p.A.	Line-by-line consolidation
Montichiariambiente S.p.A.	Brescia	Euro	1.500	80,00%	80,00%	Aprica S.p.A.	Line-by-line consolidation
Camuna Energia S.r.l.	Cedegolo (Bs)	Euro	900	74,50%	74,50%	A2A S.p.A.	Line-by-line consolidation
A2A Alfa S.r.l.	Milan	Euro	100	70,00%	70,00%	A2A Trading S.r.l.	Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	70,00%	70,00%	A2A S.p.A.	Line-by-line consolidation
SEASM S.r.l.	Brescia	Euro	700	67,00%	67,00%	A2A S.p.A.	Line-by-line consolidation
Proaris S.r.l.	Milan	Euro	10	60,00%	60,00%	A2A S.p.A.	Line-by-line consolidation
Delmi S.p.A.	Milan	Euro	1.466.868	51,00%	51,00%	A2A S.p.A.	Line-by-line consolidation
Asm Servizi S.p.A.	Brescia	Euro	500	51,00%	51,00%	A2A S.p.A.	Line-by-line consolidation
Ecofert S.r.l.	S. Gervasio Bresciano (Bs)	Euro	1.808	47,00%	47,00%	A2A S.p.A.	Line-by-line consolidation

Reference should be made to attachment 3 for information on the investments in the Ecodeco Group
Reference should be made to attachment 4 for information on the investments in the Coriance Group

* These percentages take account of the call and put options that can currently be exercised
(1) An additional 5.15% interest in the share capital is subject to call and put options which can currently be exercised.
Note that A2A S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing for 5 shares of par va[illegible] each.

Attachment 2 - List of shareholdings carried according to equity method

Name	Registered office	Currency	Share capital (*)	Shares held %	Shareholder	Book value at 09.30.2009	Valuation method
Shareholdings carried according to equity method							
Transalpina di Energia S.r.l.	Milan	Euro	3.146.000	50,00%	Delmi S.p.A.	2.023.199	Equity method
A2A Beta S.r.l.	Bergamo	Euro	120	50,00%	A2A Alfa S.r.l.	31	Equity method
Ergosud S.p.A.	Rome	Euro	81.448	50,00%	A2A S.p.A.	63.210	Equity method
Ergon Energia S.r.l. in liquidation	Milan	Euro	600	50,00%	A2A S.p.A.	417	Equity method
Metamer S.r.l.	San Salvo (Ch)	Euro	650	50,00%	A2A S.p.A.	1.264	Equity method
Asm Novara S.p.A.	Brescia	Euro	1.000	50,00%	A2A S.p.A.	313	Equity method
Bergamo Servizi S.r.l.	Sarnico (Bg)	Euro	10	50,00%	Aprica S.p.A.	125	Equity method
SET S.p.A.	Toscolano Maderno (Bs)	Euro	104	49,00%	A2A S.p.A.	2.201	Equity method
e-Utile S.p.A.	Milan	Euro	1.000	49,00%	A2A S.p.A.	2.270	Equity method
Azienda Servizi Valtrompia S.p.A.	Gardone VT (Bs)	Euro	6.000	48,86%	A2A S.p.A. (48.48%) A2A Reti Gas S.p.A. (0.38%)	3.426	Equity method
Ge.S.I. S.r.l.	Brescia	Euro	1.000	47,50%	A2A S.p.A.	1.511	Equity method
Cte Mincio S.r.l.	Ponti s/Mincio (MN)	Euro	11	45,00%	A2A S.p.A.	9	Equity method
C'è Gas S.r.l. in liquidation	Cernusco s/Naviglio (MI)	Euro	10	40,74%	A2A S.p.A.	41	Equity method
Serio Energia S.r.l.	Concordia s/Secchia (MO)	Euro	1.000	40,00%	A2A S.p.A.	575	Equity method
Visano Soc. Trattamento Reflui Scari	Brescia	Euro	25	40,00%	A2A S.p.A.	10	Equity method
Alagaz S.p.A.	St Petersburg (Russia)	USD	24.000	35,00%	A2A S.p.A.	8	Equity method
LumEnergia S.p.A.	Lumezzane (Bs)	Euro	300	33,33%	ASMEA S.r.l.	1.187	Equity method
Coges S.p.A.	Bassano Bresciano (Bs)	Euro	1.100	32,70%	Aprica S.p.A.	582	Equity method
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	6.420	32,52%	A2A S.p.A.	2.668	Equity method
Zincar S.r.l. in liquidation	Milan	Euro	100	27,00%	A2A S.p.A.	58	Equity method
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (Bs)	Euro	1.194	23,88%	A2A S.p.A.	466	Equity method
Metroweb S.p.A.	Milan	Euro	20.180	23,53%	A2A S.p.A.	10.397	Equity method
ACSM-AGAM S.p.A.	Monza	Euro	76.619	21,94%	A2A S.p.A.	40.961	Equity method
Edipower S.p.A.	Milan	Euro	1.441.300	20,00%	A2A S.p.A.	413.367	Equity method
Utilia S.p.A.	Rimini	Euro	900	20,00%	A2A Servizi al Cliente S.r.l.	163	Equity method
Futura S.r.l.	Brescia	Euro	2.500	20,00%	A2A Calore & Servizi S.r.l.	500	Equity method
Prealpi Servizi S.r.l.	Varese	Euro	2.250	12,47%	Aspem S.p.A.	661	Equity method
Dolomiti Energia S.p.A. (formerly Trentino Servizi S.p.A.)	Rovereto (Tn)	Euro	224.790	7,90%	A2A S.p.A.	59.410	Equity method
Elektroprivreda Crne Gore AD Nikšić (EPCG - Montenegro)	Nikšić (Montenegro)	Euro	958.666	43,70%	A2A S.p.A.	437.782	Equity method
Consolidation of the Ecodeco Group (1)						1.724	See attachment 3
Consolidation of the Coriance Group (2)						541	See attachment 4
Total investments						**3.069.077**	
Investments available for sale							
Alpiq Holding (formerly Atel Holding)	Olten (CH)	CHF	271.899	5,16%	A2A S.p.A.	457.872	IFRS 5
CESI S.p.A.	Milan	Euro	8.550	1,87%	A2A S.p.A.	165	IFRS 5
Fusio Srl	Pertica Alta (Bs)	Euro	40	19,00%	A2A S.p.A.	31	IFRS 5
Total investments available for sale						**458.068**	

(*) Share capitals are expressed in thousands of euro.
(1) Reference should be made to attachments 3 for information on the investments of the Ecodeco Group
(2) Reference should be made to attachments 4 for information on the investments of the Coriance Group

Attachment 3 - List of companies included in the consolidated financial statements of the Ecodeco Group

Name	Registered office	Currency	Share capital (*)	% Group holding at 09/30/2009	Shares held %	Shareholder	Book value at 09/30/2009	Valuation method
Scope of consolidation								
Ecodeco S.r.l.	Milan	Euro	7.469	100,00%	100,00%	A2A S.p.A.		Line-by-line consolidation
Ecodeco Hellas S.A.	Athens (Greece)	Euro	60	100,00%	100,00%	Ecodeco S.r.l.		Line-by-line consolidation
Ecolombardia 18 S.r.l.	Milan	Euro	658	91,67%	91,67%	Ecodeco S.r.l.		Line-by-line consolidation
Ecolombardia 4 S.p.A.	Milan	Euro	17.727	68,56%	68,56%	Ecodeco S.r.l.		Line-by-line consolidation
Sicura S.r.l.	Milan	Euro	1.040	96,80%	96,80%	Ecodeco S.r.l.		Line-by-line consolidation
Sistema Ecodeco UK Ltd	Canvey Island Essex (UK)	Lst	262	100,00%	100,00%	Ecodeco S.r.l.		Line-by-line consolidation
Vespia S.r.l.	Turin	Euro	10	98,90%	98,90%	Ecodeco S.r.l.		Line-by-line consolidation
A.S.R.A.B. S.p.A.	Biella	Euro	2.582	69,00%	69,00%	Ecodeco S.r.l.		Line-by-line consolidation
Nicosiambiente S.r.l.	Milan	Euro	50	98,90%	98,90%	Ecodeco S.r.l.		Line-by-line consolidation
Ecoair S.r.l.	Milan	Euro	10	100,00%	100,00%	Ecodeco S.r.l.		Line-by-line consolidation
Shareholdings carried according to equity method								
SED S.r.l.	Robassomero (To)	Euro	1.250		50,00%	Ecodeco S.r.l.	1.082	Equity method
Bergamo Pulita S.r.l.	Bergamo	Euro	10		50,00%	Ecodeco S.r.l.	356	Equity method
Tecnoacque Cusio S.p.A.	Omegna (Vb)	Euro	206		25,00%	Ecodeco S.r.l.	275	Equity method
Biotecnica S.r.l. (in liquidatio	Varese	Euro	10		50,00%	Ecodeco S.r.l.	11	Equity method
Bellisolina S.r.l.	Montanaso (Lo)	Euro	52		50,00%	Ecodeco S.r.l.	-	Equity method
Total investments							**1.724**	

(*) Share capitals are expressed in thousands of euro.

The share capital of System Ecodeco UK is in sterling.

Attachment 4 - List of companies included in the consolidated financial statements of the Coriance Group

Name (thousands of euro)	Registered office	Currency	Share capital	% Group holding at 09/30/2009	Shares held %	Shareholder	Book value at 09/30/2009	Valuation method
Scope of consolidation								
CORIANCE	NOISY LE GRAND - France	EURO	5.407	100,00%	100,00%	A2A Coriance Sas		Line-by-line consolidation
A.E.S.	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
GRESIL3	NOISY LE GRAND - France	EURO	n.d.	99,00%	99,00%	CORIANCE Sas		Line-by-line consolidation
CALOREM	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
C.E.S.	NOISY LE GRAND - France	EURO	38	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
MEBOIS	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
A.B.E.S.	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
ENERGY MEAUX	NOISY LE GRAND - France	EURO	3.050	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
M.E.S.	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
S.T.V.L.B.G.	NOISY LE GRAND - France	EURO	150	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
B.M.E.S.	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
CHELLES CHALEUR	NOISY LE GRAND - France	EURO	369	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
D.E.S.	NOISY LE GRAND - France	EURO	200	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
ENERIANCE	NOISY LE GRAND - France	EURO	150	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
R.E.S.	NOISY LE GRAND - France	EURO	38	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
S.T.L.D.	NOISY LE GRAND - France	EURO	40	100,00%	100,00%	CORIANCE Sas		Line-by-line consolidation
SOFREDITH	NOISY LE GRAND - France	EURO	229	51,00%	51,00%	CORIANCE Sas		Line-by-line consolidation
STSP	SALON DE PROVENCE - France	EURO	39	51,00%	51,00%	CORIANCE Sas		Line-by-line consolidation
Shareholdings carried according to equity method								
GENNEDITH	NANTERRE - France	EURO	85		26,45%	CORIANCE Sas	78	Equity method
SESAS	NOISY LE GRAND - France	EURO	153		50,00%	CORIANCE Sas	463	Equity method
							541	

Attachment 5 - List of financial assets available for sale
(figures are expressed in thousands of euro)

Name	Shares held %	Shareholder	Book value at 09.30.2009
Financial assets available for sale			
Infracom S.p.A.	1,57%	A2A S.p.A.	2.011
Immobiliare-Fiera di Brescia S.p.A.	9,44%	A2A S.p.A.	1.101
Autostrade Lombarde S.p.A.	2,50%	A2A S.p.A.	2.484
Autostrade Centropadane S.p.A.	1,63%	A2A S.p.A.	1.386
E.M.I.T. S.p.A.	10,00%	A2A S.p.A.	1.247
ASM S.p.A. (Sondrio)	3,99%	A2A S.p.A.	874
Other:			
Brescia Mobilità S.p.A.			
Hera S.p.A.			
Bergamo Energia S.p.A.			
AQM S.r.l.			
Isfor 2000 S.c.p.a.			
INN.TEC. S.r.l.			
Brixia Expo-Fiera di Brescia S.p.A.			
Emittenti Titoli S.p.A.			
Stradivaria S.p.A.			
Alesa S.r.l.			
S.I.T. S.p.A.			
ANCCP S.r.l.			
Consorzio L.E.A.P.			
Banca di Credito Cooperativo di Calcio e Covo Società Cooperativa			
Soc.di Progetto Brebemi S.p.A.			
Tirreno Ambiente S.p.A.			
Consorzio Polieco			
Consorzio Italiano Compostatori			
Guglionesi Ambiente S.c.a.r.l.			
AvioValtellina S.p.A.			
A.C.B. Servizi S.r.l.			
Cramer Scrl			
Consorzio Intellimech			
Coge Sante Lille			
Curdem			
Eriva			
IIT / Sogatherm			
SEL			
STLN			
Via Confort			
Consorzio DIX.IT (in liquidation)			
Consorzio Milano Sistema (in liquidation)			
CO.GE.R. 2004 S.p.A. (in liquidation)			
Presidio Ambiente S.r.l. (in liquidation)			
Old River Ranch S.c.a.r.l. (in liquidation)			
Cavaglià Sud S.r.l. (in liquidation)			
Total other financial assets			**10.820**
Total financial assets available for sale			**19.923**

05. INTERIM REPORT ON OPERATIONS

RESULTS SECTOR BY SECTOR

The business sectors in which the A2A Group operates are as follows:

Energy Sector

This sector's activity is selling electricity and natural gas on wholesale and retail energy markets. The sales and marketing areas have the support of other activities involved in fuel procurement, power plant planning and dispatching, portfolio optimisation and trading on domestic and foreign markets.

Heat and Services Sector

This sector's activity is mainly selling the heat and electricity produced by the cogeneration plants (mostly owned by the Group). Cogenerated heat is sold through district heating networks. The sector also provides services, such as managing district heating plants owned by third parties (heat management services) and facility management.

Environment Sector

This sector's activity relates to the whole waste management cycle, from collection and street sweeping, to treatment, disposal and recovery of materials and energy. In fact, this sector's activity includes the recovery of the energy content in waste by means of refuse incinerators or biogas plants.

Networks Sector

This sector's activity includes managing networks for the transmission and distribution of electricity and for the transport and distribution of natural gas, as well as running the entire Integrated Water Cycle (water captation, aqueduct management, water distribution, sewer network management, water purification).

Other Services and Corporate Sector

Corporate services include various activities such as guidance, strategic direction, coordination and control of industrial operations, as well as services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology, telecommunications etc.). Other Services consist of activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries.

NATIONAL ENERGY SCENARIO

Electricity

During the first nine months of 2009 the demand for electricity in Italy amounted to 237.7 GWh, 7.4% lower than in the corresponding period of last year. Load coverage was guaranteed 85.5% by domestic production with the remaining 14.5% being covered by imports.

The national power generation came 76.3% from thermoelectric sources, 19.7% from hydroelectric sources and 4% from geothermal and wind power sources.
Compared with the same period last year, hydroelectric output went up by 17.1%. and wind power output by 26.8%. On the other hand, there was a 16.8% fall in output from thermoelectric sources and by 5.1% in geothermal production.
The gross national production fell by 10.8%, while the foreign balance grew by 15.5%.

Natural gas

During the first nine months of 2009 natural gas consumption came at 54.2 billion cubic meters, 11.8% lower compared with the figure recorded in the same period of 2008.
This trend of declining consumption, which began in May 2008, is in fact continuing, especially in the industrial sector.

Procurement

Natural gas consumption in Italy during the first nine months of 2009 declined significantly compared with the same period of 2008 (over 12%), mainly because of the recession.
This contraction prevalently concerned industrial consumption (-19.1%) and consumption for electricity generation (-17.1%).
This crisis has led to a reduction in the quantities injected into the network, particularly during the period in question. This is a continuation of the trend that has been going on for a number of years, namely a decline in national production, while unlike in the last thermal year, imports of gas also went down considerably. This reduction concerned above all the volumes coming from Northern Europe and from Russia: as regards procurement from this last source, the trend was also affected by the interruption in gas flows due to the well-known dispute with Ukraine during the month of January, which for Italy led to a reduction in deliveries of around one million Gm^3.
As regards gas in storage, we saw higher volumes being delivered out of stocks, principally because of the need for operators to optimise their portfolio; in fact, given the decline in prices as a consequence of the drastic fall in the cost of oil in the last few months of 2008, operators decided to inject into the system as much gas as possible, so as to minimise their stocks at the end of March. This meant that they could then refill their deposits during this summer, minimising the average price of their gas stocks at the end of the injection campaign.
In this scenario, upgrades have been made to the gas procurement infrastructure which have just entered service or which will enter service in the near future: the regasification terminal at Porto Viro (Rovigo) has just been inaugurated: once up to speed, it will satisfy 10% of the national gas requirement; the second upgrades of the gas pipelines that bring Russian gas to Italy through Austria and Algerian gas directly to Italy are also operative.
The prospect of having more gas available has already had beneficial effects on the procurement campaign for this winter.

MACROECONOMIC SCENARIO

The third quarter of 2009 was characterised by a weak recovery from the deep economic crisis that began in 2008. The main indicators at September 2009 suggest that the drastic contraction in the world economy is gradually coming to an end in both industrialised and emerging nations. While the market is still suffering a climate of uncertainty and low confidence, expectations are for a reduction in the risks being run by the world economy, which ought to lead to a gradual recovery and a more balanced and optimistic outlook compared with the start of the year.

As regards GDP, the figures published by ISTAT have showed that in the second half of 2009 Italy's GDP suffered a contraction of 6% (headline rate) compared with the same quarter of last year. During the same period, again at headline rates, Euro-zone GDP fell by 4.7%, while in the United States it suffered a contraction of 3.9%. Current estimates are of a GDP for the whole of 2009 improving slightly compared with the second quarter, both for the main EU countries and for Italy, and an upward revision of the estimates for the remaining months of this year (Source: ISTAT).

Interest rates at September 30, 2009, both in Europe and in the United States, remained at all-time lows. In fact, the rate currently stands at 1%, while US Fed Funds are still in the 0-0.25% range.

The strong contraction in commodity prices, together with the brusque deceleration in demand, had a positive effect on the inflation rate, which in September 2009 came to a rate of - 0.3% in the Euro-zone. In the same period, in Italy, it came to + 0.2% compared with the same month of the previous year. According to the forecasts made by the European Central Bank in September 2009, inflation in the Euro-zone should turn positive in the coming months and it is likely to remain positive in 2010 as well, as development costs and prices in general are subject to a slow recovery in demand for electricity, both in the Euro-zone and in other industrialised nations.

As regards the Euro/Dollar exchange rate, the third quarter of 2009 saw a significant rise in the Euro due to the continuing weakness of the US currency. The average exchange rate in the first nine months of 2009 was of 1.36.

ENERGY SECTOR

The Energy Sector includes the following activities:

Electricity generation: power plant management through a generation pool of hydroelectric and thermoelectric plants with installed power of 3.6 GW[1];

Energy Management: the purchase and sale of electricity and gaseous and non-gaseous fuels on national and international wholesale markets; it also handles the procurement of fuel needed to cover the requirements of the thermoelectric plants and customers; planning, programming and dispatching for the electricity generation plants;

Sale of electricity and gas: marketing of electricity and gas to the eligible customer market. It also includes the sale of electricity to customers eligible for "higher protection".

In addition to the activities carried on directly by A2A S.p.A., the Energy Sector also includes the following companies:


ENERGY
Thermoelectric and hydroelectric plants
Energy Management
Sale of electricity and gas
CONSOLIDATED COMPANIES OF THE A2A GROUP
- Abruzzoenergia
- A2A Energia
- A2A Trading
- A2A Produzione
- Asmea*
- Ostros Energia
- BAS-Omniservizi
- COGAS
- Plurigas
- Aspem Energia

(*) Holds 100% of Tidone Energia

[1] It includes 20% of Edipower's plants.

Recent regulatory changes in the power sector

Emissions trading

In accordance with EU Directive 2003/87/CE, from January 1, 2005 the operators of plants that emit CO_2 into the atmosphere have to have an authorisation from the competent national authority and cover their emissions with equivalent rights, part of which issued free of charge on the basis of the Emissions Allocation Plan adopted by each country.

The EU Plan 2020 approved by the European Parliament and Council was published in April. The plan includes three directives concerning the promotion of renewables with a view to satisfying 20% of end consumption by the year 2020; a revision of the ETS (Emissions Trading System) for after 2012; the legislative framework for CCS (Carbon Capture and Storage). The EC bill approved by the Chamber of Deputies at the end of September and currently being examined by the Senate contains a mandate for the government to incorporate EU directives into Italian law.

Production from renewable sources - Guidelines for the Single Authorisation
In accordance with art. 12 of Decree 387/03, the Ministry for Economic Development prepared a first draft of the Guidelines for authorising the construction and running of power generation plants fed by renewable sources (the so-called "Single Authorisation"), which was then submitted to operators for consultation; this process was completed on July 3, 2009. The final measure has not yet been adopted.

Green certificates

In February, GSE established the offer price of its Green Certificates for 2009. This price is 88.66 €/MWh, calculated as the difference between the reference value, established on the first adoption of article 2, para. 148, of the 2008 Budget Law, of 180.00 €/MWh and the average annual selling price of electricity in 2008 as per article 13, para. 3, of D.Lgs. 387/03, of 91.34 €/MWh, fixed by the Authority with resolution ARG/elt 10/09.

With resolution ARG/elt 66/09, following a specific request lodged by the operators, the Authority recognised to A2A Trading S.r.l. and A2A S.p.A. the charges deriving from the obligation laid down in art. 11 of Decree 79/99 (purchase of Green Certificates) for the year 2004, as regards the electricity produced by non-renewable sources for captive market customers in the first three months of 2003.
In particular:

1. A2A Trading S.r.l. was recognised costs amounting to 294,815.50 euro;
2. A2A S.p.A. was recognised costs amounting to 117,026.00 euro.

Part of the amounts have been credited to the two companies by CCSE at the beginning of October 2009.

Dispatching

Resolution ARG/elt no. 104/06 provided for an extraordinary intervention just for the month of June 2009 to minimise the financial exposure to which users of the dispatching service were subject following the application of CRPUs (coefficients for the allocation of the residual area withdrawal) that had been calculated wrongly, considering the size of the adjustments and the changes introduced by adopting CRPUs that are differentiated by hourly band.

With resolution ARG/elt no. 107/09 the AEEG adopted the Integrated Settlement Text, which codifies in a single regulation part of the rules contained in resolution no. 111/06 and the procedures relating to the Load Profiling mechanism.

With resolution ARG/elt no. 138/09 the Authority introduced a mechanism for the mutualisation of the residual quota of risk held by GME (*Gestore del Mercato Elettrico*, the electricity market manager) as part of running the system of guarantees in accordance with art. 10.3 of the decree issued by the Ministry for Economic Development. Under this measure, GME has to communicate immediately to the Authority any time costs emerge in relation to unrecoverable receivables due to insolvency on the part of operators on the MTE (the forward market with physical delivery) not covered by the specific system of guarantees and higher than the amount of GME's own funds which it is required to use. The AEEG will define the methods of recovering the charges that arise by means of a suitable fee.

Provisions concerning deregulation of the electricity market: sales to customers eligible for higher protection and safeguarding

With resolution VIS 35/09 the Authority closed the proceeding initiated with resolution VIS 68/08 to examine the reasons for anomalies in the provision of the protection service which sector operators, trade associations and end-customers have complained about ever since it was introduced.

The measure recognises that late communication of this data to Exergia by A2A Reti Elettriche may have made it harder for the operator to bill customers on the basis of an incomplete database, but also pointed out that the information that was lacking did not create an objective obstacle to billing.

The Authority launched a specific enquiry under resolution VIS N. 67/09 to investigate these circumstances at A2A Reti Elettriche. This process is still underway.

As regards the electricity supply conditions for the higher protection market, we would point out that as a result of introducing electronic meters, an increasing proportion of domestic customers will have a standard price by hourly band applied to them during 2010 (like the "*biorario*" dual-band system). With resolution ARG/elt 112/09 the AEEG has therefore foreseen a series of initiatives to inform and advise domestic customers as to the consequences of the change in price from single-band ("*monorario*") to dual-band ("*biorario*"). For example, the operators of the higher protection service will have to provide this information along with the invoices that they issue. The Authority has included an assurance that any additional costs incurred by the operators for this purpose will be covered.

Unfair trade practices

On June 24, 2009 the Lazio TAR rejected two appeals presented by A2A Energia and ASMEA against decision no. 19223 of November 13, 2008 with which the Competition Authority imposed on the two companies fines of Euro 140,000 and Euro 110,000 respectively for unfair trade practices.

In particular, the Competition Authority accused their method of presenting certain free market offers on their websites of misleading readers.

Recent regulatory changes in the natural gas sector

Wholesale and retail sales

Gas imports

With resolution ARG/gas 101/09 the AEEG recognised the charges incurred by Plurigas S.p.A. to import natural gas during the quarter January-March 2007, as per article 2 of resolution 134/06 of June 28, 2006, for an amount of Euro 241,804.00 .

With resolution ARG/gas no. 108/09, which lays down instructions for the economic methods of supplying quotas of imported gas on the regulated market for capacity and gas pursuant to the decree of the Ministry for Economic Development of March 19, 2008, the AEEG confirmed the provisions of its previous resolution ARG/gas no. 24/09 by defining not only such methods, but also the related criteria of assignment, quantification of the lots and the disclosure requirements of the importer.

Gas release

Decree no. 78 entitled "Anticrisis measures and extension of the terms and of Italy's participation in international missions" (converted with Law 102/90 of August 3, 2009) also contains some rules on gas release.
In particular, one rule says that in order to promote efficiency and competition in energy markets, with a view to a possible revision of the regulations on such matters, within forty days of the decree coming into force, should the Ministry for Economic Development (on the Authority's proposal) adopt binding measures for thermal year 2009-2010, each entity that in thermal year 2007-2008 injected into the national transport network a quota of more than 40% of the total volume of gas destined for the domestic market should offer for sale at the virtual exchange points a volume of gas equal to 5 billion Sm3 (standard cubic metres) through non-discriminatory competition procedures, at a price set by the Ministry on the Authority's proposal.

With resolution ARG/gas no. 114/09, as modified by resolution ARG/gas no. 118/09, the AEEG issued instructions regarding the conditions and methods for the competition procedures contained in Decree no. 78 of July 1, 2009 and the decree issued by the Ministry for Economic Development on August 7, 2009, laying down the methods, terms and conditions for participation in the gas release system.

No-change threshold

With resolution ARG/gas 106/09, issued as a result of consultation document DCO 14/09, the AEEG identified the systems for offsetting charges not otherwise recoverable incurred by the companies that sell natural gas as a consequence of applying arts. 1 and 2 of resolution ARG/gas 192/08 of December 19, 2008.

The Authority, with resolution ARG/gas no. 192/08, entitled "Urgent measures altering the criteria for updating the economic conditions for the supply of natural gas for customers under the protection system and update for the quarter January-March 2009", intervened again with regard to the criteria for updating the supply conditions. In this particular case, the Authority had:

1) removed the threshold below which no change is made, starting from the update relating to the first quarter of 2009 (January–March);
2) adopted a directive that requires all parties selling wholesale gas contracts outstanding at the date of the measure, for the quota directly or indirectly earmarked for supplying end-customers subject to protection, to propose to the buying counterparties the suppression of any contractual clauses that provide for such a threshold;

3) decided to define, with a subsequent provision, suitable methods of compensation of the charges not otherwise recoverable that are incurred by selling companies as a result of applying point 1) and 2) above, including wholesale selling companies for which the quarterly revenues do not cover all of the costs, excluding intercompany items.
For the recognition of charges incurred and not otherwise recoverable, each gas wholesaler or retailer is required to present an appropriate request for each procurement contract.

Protected gas customers

With resolution ARG/gas 64/09, the AEEG redefined the type of customers who can apply for the protection service, limiting them to redelivery points in the name of a domestic customer or a condominium's redelivery point for domestic use.

In particular, a procedure was defined for identifying those entitled to the protection service and certain transitional measures were introduced to accompany non-domestic customers gradually to the free market.

With the same measure, the Authority also defined the criteria for updating the CCI fee (the variable portion of the wholesale tariff for natural gas), which will be applied from October 1, 2009.
The algorithm for calculating the component that was proposed during the consultation process has been confirmed, while certain obsolete parameters have been updated and others that by this stage are barely representative have been replaced.
With reference to the element to cover retail selling costs (QVD), the Authority has foreseen that there should be one price for the whole of the country, split into a fixed element equal to 36.82 euro/year/redelivery point (previously it was 3.6 euro/year/redelivery point) and a variable element split into two consumption bands. The values will be updated every two years starting on January 1, 2011.

Quantitative data - electricity sector

Key quantitative data relating to the energy sector are summarised below.

3rd Qtr. 09	*3rd Qtr. 08*	*GWh*	*09.30.09*	*09.30.08*	*Change*	*% 09/08*
		SOURCES				
3,866	**2,887**	**Net production**	**9,503**	**8,731**	**772**	***8.8%***
3,001	2,088	-thermoelectric production	7,110	6,851	259	*3.8%*
865	799	-hydroelectric production	2,393	1,880	513	*27.3%*
5,535	**5,359**	**Purchases**	**16,685**	**17,003**	**(318)**	***-1.9%***
802	942	-Single Buyer	2,584	2,999	(415)	*-13.8%*
2,846	2,385	-Power Exchange	8,380	7,619	761	*10.0%*
1,417	1,347	-foreign markets	4,244	4,161	83	*2.0%*
470	685	-other purchases	1,477	2,224	(747)	*-33.6%*
9,401	**8,246**	**TOTAL SOURCES**	**26,188**	**25,734**	**454**	***1.8%***
		USES				
802	942	Protected market sales	2,584	2,999	(415)	*-13.8%*
3,602	3,103	Sales to eligible customers and wholesalers	10,711	9,761	950	*9.7%*
3,942	3,228	Sales on the Stock Exchange	9,737	10,118	(381)	*-3.8%*
1,055	973	Sales on foreign markets	3,156	2,856	300	*10.5%*
9,401	**8,246**	**TOTAL USES**	**26,188**	**25,734**	**454**	***1.8%***

Note: the sales figures are shown gross of any losses

In the first nine months of 2009, the Group's electricity output came to 9,503 GWh, to which has to be added purchases of 16,685 GWh, for a total availability of 26,188 GWh.

Electricity generation rose by 8.8% compared with the same period last year, mainly because of the contribution made by the E.ON power plants and the coming on stream of the Gissi thermoelectric plant. In particular, the increase in hydroelectric output is due to higher rainfall in the first nine months of the year and to the contribution made by the hydroelectric nucleus in Calabria.
Purchases of electricity came to 16,685 GWh, which was less than in the same period last year. Purchases on the Italian Power Exchange of 8,380 GWh were higher than in the first nine months of 2008, whereas sales on the Exchange came to 9,737 GWh (10,118 GWh at September 30, 2008). Purchases on foreign markets amounted to 4,244 GWh (4,161 GWh in 2008), whereas sales on foreign markets came to 3,156 GWh, 10.5% up on September 30, 2008.
Direct sales to eligible end customers and wholesalers went up by 9.7% from 9,761 GWh in the first nine months of 2008 to 10,711 GWh in the period under review.

Quantitative data - gas sector

3rd Qtr. 09	*3rd Qtr. 08*	*(millions of m3)*	*09.30.09*	*09.30.08*	*Change*	*% 09/08*
		SOURCES				
1,355	952	Procurement	3,957	3,867	90	2.3%
(329)	(190)	Withdrawals from warehouse	(186)	(169)	(17)	10.1%
(7)	(3)	Internal consumption/GNC	(10)	(20)	10	-50.0%
1,019	**759**	**TOTAL SOURCES**	**3,761**	**3,678**	**83**	**2.3%**
		USES				
152	179	End-customers	1,280	1,264	16	1.3%
432	366	Thermoelectric	1,147	1,224	(77)	-6.3%
3	(7)	Heat	29	34	(5)	-14.7%
432	221	Wholesalers	1,305	1,156	149	12.9%
1,019	**759**	**TOTAL USES**	**3,761**	**3,678**	**83**	**2.3%**

Quantities are shown in terms of standard cubic metres with an equivalent Gross Calorific Value (GCV) of 38100 MJ on redelivery

Volumes procured during the first nine months of 2009 rose by 90 Mcm, while withdrawals from storage increased by 17 Mcm. Total volumes for sale to end-customers amounted to 1,280 Mcm, an increase of 1.3% compared with September 30, 2008 mainly due to weather conditions during the first few months of the year. There has also been a 13% increase in sales to wholesalers.
As regards thermoelectric uses, on the other hand, the contraction in volumes is attributable to lower output on the part of the Group's plants.

Income statement

3rd Qtr. 09	3rd Qtr. 08	Millions of euro	01.01.09 09.30.09	01.01.08 09.30.08	Change
983	1,054	Revenues	3,423	3,438	(15)
112	111	Gross operating income - EBITDA	386	333	53
11.4%	*10.5%*	% of revenues	*11.3%*	*9.7%*	
(42)	(24)	Depreciation, amortization and provisions	(97)	(76)	(21)
70	87	Net operating income - EBIT	289	257	32
7.1%	*8.3%*	% of revenues	*8.4%*	*7.5%*	
12	27	Investments	57	49	8

During the first nine months of 2009, the Energy Sector made revenues of 3,423 million euro with a gross operating income (EBITDA) of 386 million euro (333 million euro at September 30, 2008).

The gross operating income (EBITDA) of the electricity sector of 295 million euro is in line with the same period of last year. The positive effects of higher hydroelectric output, the contribution made by the E.ON plants and the Gissi thermoelectric plant and the performance of environmental markets have been offset by a contraction in margins on the Ipex platform due to price trends during the first nine months of the year, which confirmed the hefty reduction already seen in the closing months of 2008. Activities on foreign markets also made a positive contribution.

The gas sector shows gross operating income (EBITDA) of 91 million euro (38 million euro at September 30, 2008). The growth in this result is due to an increase in unit margins brought about by a reduction in raw material prices on international markets. This contraction has led to an improvement in margins, given that the quantities sold on the end-market are stable. Moreover, we would also point out the positive impact during the quarter of the new structure of sales conditions applied to protected customers (resolution ARG/gas 64/09), which led to an increase in the fixed annual quota that covers selling costs against a reduction in the variable quota.

Depreciation, amortization and provisions amounted to 97 million euro (76 million euro in the first nine months of 2008).
As a result of these changes, net operating income (EBIT) amounts to 289 million euro (257 million euro in the same period last year).

Investments during the period amounted to 57 million euro, mainly involving completion works for the thermoelectric plant at Gissi (43 million euro), construction of the new 220 KW station at the Mincio plant (3.4 million euro), work on the new auxiliary steam generator at the Cassano thermoelectric plant (1.2 million euro) and revamping of the hydroelectric plant at Prevalle sul Chiese (1.3 million euro).

Note that the spin-off of the business from E.ON Produzione S.p.A. to A2A Produzione S.r.l. led to an increase in fixed assets of 879 million euro.

HEAT AND SERVICES SECTOR

The Heat and Services Sector includes the activities of cogeneration, district heating and the sale of heat, as well as other activities related to the heat and facility management services. The following is a short description of these activities:

Cogeneration and District Heating: production, distribution and sale of heat, production and sale of electricity, as well as operation and maintenance on the cogeneration plants and district heating networks;

Heat and other services: management of heating plants owned by third parties and facility management.

The companies listed below are part of the Heat and Services Sector:


HEAT & SERVICES
Cogeneration plants
District heating networks
Heat and other services
CONSOLIDATED COMPANIES OF THE A2A GROUP
- A2A Calore & Servizi
- Proaris
- Coriance Group
- Varese Risorse

Key quantitative and economic data of the sector are reported below.

Quantitative data

3rd Qtr. 09	*3rd Qtr. 08*	*Gwht*	*09.30.09*	*09.30.08*	*Change*	*% 09/08*
		SOURCES				
48	**27**	**Plants:**	**985**	**563**	**422**	***75.0%***
0	2	- Lamarmora	380	350	30	*8.6%*
0	0	- Famagosta	85	78	7	*9.0%*
6	6	- Tecnocity	44	46	(2)	*-4.3%*
19	0	- Coriance plants	325		325	*n.s.*
4	0	- Varese Risorse plants	41		41	*n.s.*
19	19	- Other plants	110	89	21	*23.6%*
70	**48**	**Purchases from:**	**688**	**522**	**166**	***31.8%***
25	2	. third parties	314	94	220	*234.0%*
45	46	. other sectors	374	428	(54)	*-12.6%*
118	**75**	**TOTAL SOURCES***	**1,673**	**1,085**	**588**	***54.2%***
		USES				
118	75	Sales to end-customers	1,673	1,085	588	*54.2%*
118	**75**	**TOTAL USES**	**1,673**	**1,085**	**588**	***54.2%***

** net of losses*

Note:

- These figures only refer to district heating. They do not include sales of heat.
- These include the quantities of heat purchased from the Environment Sector.

Group production, amounting to 1,673 Gwht rose by 54% compared with the same period of last year. This increase is mainly due to the contribution made by the plants belonging to the Coriance Group and to Varese Risorse, which is controlled by Aspem S.p.A. (acquired in August 2008 and January 2009, respectively), as well as to higher output by the Group's own plants thanks to increased demand from the market.

Income statement

3rd Qtr. 09	3rd Qtr. 08	Millions of euro	01.01.09 09.30.09	01.01.08 09.30.08	Changes
30	28	Revenues	230	157	73
(4)	(7)	Gross operating income - EBITDA	41	27	14
-13.3%	*-25.0%*	% of revenues	*17.8%*	*17.2%*	
(8)	(5)	Depreciation, amortization and provisions	(26)	(18)	(8)
(12)	(12)	Net operating income - EBIT	15	9	6
-40.0%	*-42.9%*	% of revenues	*6.5%*	*5.7%*	
23	15	Investments	47	43	4

In the period under review revenues came to 230 million euro (157 million euro at September 30, 2008). The increase of 73 million euro is mainly attributable to higher quantities sold of heat and electricity sold, in particular following the acquisition of the Coriance Group and of Varese Risorse (controlled by Aspem S.p.A.), and the activities relating to the running and maintenance of heat plants following the acquisition of new contracts in Northern Italy.

Gross operating income (EBITDA) came to 41 million euro, up 52 % compared with the same period of last year. This positive trend is mainly attributable to the consolidation of the results of the Coriance Group and Aspem and to higher sales of heat compared with the same period in 2008.

Depreciation, amortization and provisions amounted to 26 million euro and recorded an increase of 8 million euro compared with the same period last year.

As a result, the net operating income (EBIT) came to 15 million euro, which is up on the same period last year.

Capital expenditure during the period, 47 million euro, mainly involved development of the district heating networks (28 million euro), extraordinary maintenance and development on minor plants in the Milan and Varese area (8 million euro), as well as development investments by the Coriance Group (11 million euro in total).

Note that the acquisition of the Aspem Group entailed an increase in fixed assets of 13 million euro.

ENVIRONMENT SECTOR

The Environment Sector includes the activities relating to the entire waste management cycle. These activities are briefly described below:

Collection and street sweeping: cleaning streets and collecting refuse for transport to its final destination;

Treatment: an activity that is carried out in dedicated centres to recover or transform the waste in order to make it suitable for recycling, incineration and energy recovery or disposal in a refuse dump;

Disposal: this involves the final disposal of urban and special wastes in combustion plants or landfills, where possible recovering energy through incineration or exploitation of biogas.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Environment Sector also includes the following companies:


ENVIRONMENT
Waste collection & street-sweeping
Waste treatment
Waste disposal & energy recovery
CONSOLIDATED COMPANIES OF THE A2A GROUP
- Ecodeco Group
- Amsa Group
- Aprica*
- Montichiari ambiente
- Ecofert
- Partenope Ambiente

* Controls 100% of Bas Power

Recent regulatory changes in the environment sector

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector, which was revised during 2008 by the so-called "Unified Amendment". The new legislation (also known as the Environment Consolidation Act) has expressly abrogated the Ronchi Decree (Decree 22 of February 5, 1997) with regard to the regulation of waste.

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

Of the legislative provisions issued at the end of last year, the following are also of particular importance to the sector:

- the conversion into law of Decree 172/80 entitled "Extraordinary measures to cope with the emergency in the waste disposal sector in the Campania Region, as well as urgent measures for environmental protection" relating to the incentives for the construction of incinerators and other urgent environmental measures;
- the Decree of December 18, 2008 relating to incentives for the production of electricity from renewable sources, under which the energy to be injected into the power system to fulfil the obligation contained in art. 11 of the Bersani Decree can also be produced by plants:
  - for cogeneration combined with district heating;
  - fuelled by waste, including hybrid waste, that entered service by December 31, 2006.

Other waste legislation

Biological sludge and compost

With reference to the use of biological sludge and compost in agriculture, Directive 91/676 (the "Nitrates Directive") limits the maximum load of organic nitrate distributable in agriculture and this was introduced into Italian law by Decree. 152/06.

Articles 92 and 112 of Decree 152/06 delegate to the Regions the task of regulating the use in agriculture of the effluents from animal husbandry, as well as that of preparing obligatory plans of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates.

The action plans also identify the periods when it is prohibited to spread any kind of fertiliser on fields.

With DGR no. 5215 of August 2, 2007, the Lombardy Region adopted "the integration with changes to the plan of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates in vulnerable areas". Art.19 of this DGR established that the agricultural use of biological sludge during the period from November 1 to February 28 of each year should depend on the weather and detailed instructions issued day by day by the Region through suitable farming weather bulletins.

With DGR no. 8/9953 of July 29 2009 entitled “Instructions for the suspension of agricultural spreading of the sludge produced during the purification of drinking water", the Region put a time limit on the use of purification sludge by farmers (only two years for areas that are considered vulnerable and four years for those that are not).

Landfills

In implementation of EC Directive 1999/31/CE on waste landfills, Decree no. 36 of January 13, 2003 (to which art. 182.7 of Decree no. 152/06 makes specific reference) identifies specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of landfills into three categories: landfills for inert, non-dangerous and dangerous waste.

Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits.
The deadline for being able to dump the types of waste listed in Decree Law 36/2003 has been extended to December 31, 2009 with Decree Law 208 of 12/30/2008 (called "*Milleproroghe*" thousand extension decree).
Landfills for inert refuse and specialist dumps for asbestos cement are still excluded from the benefit of this extension.

Decree 208 of December 30, 2008, converted into Law 13 of February 27, 2009, provides for an extension to June 30, 2009 of the transitory regime, firstly for the application of the criteria for admission to landfills of the waste mentioned in the Decree of August 3, 2005, and an extension to December 31, 2009 of the maximum limit to the calorific power of waste.

With a circular dated June 30, 2009 entitled "Disposal of urban waste in landfills. General criteria for the evaluation of risk for the admissibility of waste in the landfill sub-categories as per art. 7 of DM 8/3/2005", the Environment Ministry gave operating clarifications regarding the disposal of waste in landfills in light of the introduction of new admissibility criteria as per DM 8/3/2005 and the evaluation of risk for the admissibility of waste in the landfill sub-categories.

With D.G.R. no. 8/10099 of August 7, 2009 entitled "Considerations regarding the admissibility in landfills of dangerous and non-dangerous wastes until the amendments to the Environment Ministry Decree of August 3, 2005 are adopted", the Lombardy Region launched experimental determination of the DOC parameter (Dissolved Organic Carbon) for information and statistical purposes.

Differentiated collection of urban waste

With a decree dated April 8, 2008, the Environment Ministry adopted regulations for differentiated urban waste collection centres, as amended by decree on May 13, 2009.

With a decree on June 30, 2009 entitled "Approval of the transport form" (for goods carried on behalf of third parties), the Infrastructure and Transport Ministry approved the contents of the transport form. Subsequent circulars have provided clarifications about how it should be implemented.

With resolution of July 20, 2009, entitled "Criteria and requisites for enrolment in the Register in category 1 for the management of refuse collection centres as per Decree of the Environment Minister of April 8, 2008, implementing art. 183.1.c) of Legislative Decree 152/2006 and subsequent amendments", the Register defined the methods of registration as a collection centre operator.

Key quantitative and economic data of the sector are reported below.

Quantitative data

3rd Qtr. 09	*3rd Qtr. 08*		*09.30.09*	*09.30.08*	*Change*	*% 09/08*
218	221	Waste collected (kton)*	715	725	(10)	*-1.4%*
638	699	Waste disposed of (kton)	1,977	2,142	(165)	*-7.7%*
289	275	Electricity sold (GWh)	766	859	(93)	*-10.8%*
74	73	Heat sold (Gwht)**	455	483	(28)	*-5.8%*

(*) Waste collected in Milan, Brescia, Bergamo and Varese
(**) Quantities at the plant entrance

In the period under review the quantity of waste collected amounted to 715 Mton, a decrease of 1.4% compared with the same period last year.
There was also a reduction in the amount of waste disposed of, mainly because of the stoppage of the Brescia incinerator for extraordinary maintenance and lower deliveries to certain Group facilities.
The quantity of electricity and heat produced by the incinerators went down compared with the same period last year, substantially because of the stoppage at the Brescia plant, as mentioned above.

Income statement

3rd Qtr. 09	*3rd Qtr. 08*	*Millions of euro*	*01.01.09 09.30.09*	*01.01.08 09.30.08*	*Change*
180	195	Revenues	551	606	(55)
66	83	Gross operating income - EBITDA	173	251	(78)
36.7%	*42.6%*	% of revenues	*31.4%*	*41.4%*	
(18)	(22)	Depreciation, amortization and provisions	(64)	(69)	5
48	61	Net operating income - EBIT	109	182	(73)
26.7%	*31.3%*	% of revenues	*19.8%*	*30.0%*	
17	12	Investments	47	32	15

In the first nine months of the year the Environment Sector recorded revenues of 551 million euro, a reduction of 55 million euro with respect to the same period in 2008 principally because of the expiry of the CIP6 incentive (in November 2008) and the stoppage for extraordinary maintenance of the Brescia incinerator.

Gross operating income (EBITDA) came to 173 million euro (251 million euro at September 30, 2008).
As mentioned above, the decrease is due to expiry of the CIP6 incentive and the stoppage of the Brescia incinerator for extraordinary maintenance (from February to mid-April 2009), as well as to a

decline in deliveries of industrial and urban waste to certain Group facilities. These negative effects were partially offset by the higher number of hours worked by the Silla 2 incinerator, which was closed down during the first three months of 2008 for works to reduce the level of polluting emissions, as well as by consolidation of the results of the Aspem Group and Partenope Ambiente.

Depreciation, amortization and provisions amounted to 64 million euro, down compared with the same period of the previous year.

As a result of these changes, net operating income (EBIT)amounted to 109 million euro, a decrease compared with the same period last year (182 million euro).

Capital expenditure during the period amounted to 47 million euro, mainly for works on the waste incineration plants (31 million euro), for development and maintenance work on other plants for the processing and disposal of waste (7 million euro) and on vehicles and collection containers (5 million euro).

NETWORKS SECTOR

The Networks Sector includes the activities regulated by a sector Authority, namely the management of electricity and gas networks and of the integrated water cycle. These activities are briefly described below:

Electricity Networks: the transmission and distribution of electricity.

Gas Networks: the transport and distribution of natural gas.

Integrated Water Cycle: water captation, aqueduct management, water distribution, sewer management and water purification; the sale of water to customers served by the distribution networks of Group companies operating in the provinces of Brescia and Bergamo.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Networks Sector also includes the following companies:

NETWORKS	CONSOLIDATED COMPANIES OF THE A2A GROUP	
Electricity Networks	- A2A Reti Elettriche	- Retragas
Gas Networks	- A2A Reti Gas	- Retrasm
Integrated Water Cycle	- Bas SII	- Seasm
	- Camuna Energia	- Aspem S.p.A.

Recent regulatory changes in the distribution sector

NATURAL GAS DISTRIBUTION DIVISION

Assignment of the gas distribution service

Law 99/2009, the so-called **"Development Law"** (Provisions for the development and internationalisation of companies and measures concerning energy), makes a change to art. 23-bis of Decree 112/2008 in the field of local public services of economic importance, designed to maintain for the natural gas sector the provisions on the assignment of the distribution services already adopted with Decree 164/2000 and with art. 46-bis (Provisions on competition and quality of essential services in the gas distribution sector) of Decree 157/2007. The minimum territorial ambits for the assignment of the natural gas distribution service will have to be determined by the Minister for Economic Development, also in consideration of the interconnections between the distribution plants and with reference to territorial specifics, as well as to the number of end-customers for each area of interest. In any case, the ambit cannot be smaller than the territory of the municipality.

Commercial quality and safety of the natural gas distribution service

With resolution ARG/gas no. 120/08 "Regulation of the Quality of Gas Distribution" (RQGD), the Authority lays down the rules for the commercial quality and safety of gas distribution and measurement services for the III regulatory period (2009-2012). The main novelties introduced by the Authority for the third regulatory period:

- obligatory membership of the incentive system to raise the level of safety for all distribution companies, gradually and at different speeds, starting in 2010. The incentives and penalties deriving from application of the safety incentive system are to be calculated by province;
- greater regulatory strictness with regard to the Emergency Intervention Service, intensifying the service obligations and the checks to be carried out at the distributors' premises so as to ensure that the distribution service is safe;
- obligation to replace or repair networks consisting of cast iron pipelines and hemp and lead joints by December 31, 2014;
- obligation to protect or replace steel networks without cathodic protection by December 31, 2015 (cathodic protection is a technique to control the corrosion of a metal surface by making it work as a cathode of an electrochemical cell);
- bringing the commercial quality of the gas distribution services into line with that of the electricity distribution service.

With its sentence of September 25, 2009, the Lombardy TAR accepted the appeal presented by AEM Distribuzione Gas e Calore SpA (now A2A Reti Gas) against the resolution of the AEEG VIS no. 46/08, which fined the distributor Euro 1,493,000 for non-compliance with the obligations laid down by AEEG for the Emergency Intervention Service for the year 2006.

Distribution tariffs

With resolution Arg/gas 159/08 (Code of regulations for the quality and tariffs of the gas distribution and measurement services for the period 2009-2012: approval of Part II "Tariff regulation of the gas distribution and measurement services for the period 2009-2012), the Authority established a new tariff system for the third regulatory period (2009-2011), superseding the previous system based on

tariff options by thermal year, calculated for each tariff ambit. The Authority has established an obligatory tariff, differentiated for only six tariff ambits, applied for the calendar year, to cover the costs relating to the distribution, measurement and selling service.
The measure provides for a general system of equalisation of tariff revenues (the difference between the revenues approved for each distribution company by means of the reference tariff and the revenues achieved by applying the obligatory tariff), through the Electricity Sector Equalisation Fund. The level of revenues of each operator is therefore linked only to the capital costs and operating costs recognised by the Authority; it no longer depends on the volumes that are distributed. The recognised capital employed is determined according to the revalued historical cost method, while depreciation is calculated on the basis of the conventional useful life laid down by the Authority; operating costs are determined on the basis of parameters established by the Authority.
The new tariff regime provides for a remuneration of the net capital employed of 7.6% for distribution and 8% for measurement.
Operating costs are updated through the application of a price cap. The price cap applied to distribution operating costs is differentiated according to the size of the company.

The tariff options for the distribution of natural gas and other types of gas approved for the thermal year 2007-2008 were applied during the first half of 2009.
With resolution ARG/gas 79/09, the Authority approved the amounts of the obligatory tariff for the gas distribution and measurement services in force during the half-year July-December 2009, to be applied from July 1 without cancelling the consumption to date.
For the purpose of applying the new obligatory tariffs, consumption has to be charged from July 1, 2009 applying the C coefficient defined with resolution 159/08. The same value will have to be used for the correction of volumes, also for allocation purposes.

At the same time, an enquiry was launched to check the figures sent in by companies to determine the reference tariffs.

With resolution ARG/gas 109/09, the Authority approved the reference tariffs for distribution companies for which the process of analysing the figures sent in was concluded positively and determined
a provisional amount of bimonthly equalisation on account for the year 2009 (equal to 80% of the amount that would derive from application of the instructions contained in art. 50.1 of the RTDG based on available data) until such time that the current checks are completed. For A2A Reti Gas Spa the provisional amount of the bimonthly equalisation on account came to Euro 2,532,914.53.

With resolution ARG/gas 139/09 the AEEG updated the standard profiles associated with the natural gas user categories for thermal year 2009-2010 in accordance with its resolution 17/07 of February 2, 2007.

Gas measurement
Resolution ARG/gas 69/09 introduced the definition of a measuring device with partial access. In particular, distribution companies will have to classify the accessibility of the measuring devices at all of the redelivery points in their network according to the new definitions.
Distribution companies are also now obliged to make available measurement data and the methods of managing self-meter reading have been defined introducing, until subsequent instructions are issued, a single national validation algorithm by which a measurement is not considered valid if it is lower than the previous measurement.

Other measures

Law no. 46 of March 5, 1990 on the rules for the safety of such systems was repealed in 2008: Ministerial Decree no. 37 of January 22, 2008, entitled "Regulations governing the installation of systems inside buildings" came into effect from that date.
Considering the contents of these regulations, the Authority issued resolution ARG/gas 32/09 which postponed to some unspecified future date the effectiveness of Section III of resolution 40/04 on the methods of carrying out documentary checks on the safety of modified or reactivated systems.

With resolution ARG/gas 128/09 the AEEG updated the standard network code for the gas distribution service in accordance with the resolution of the Authority for Electricity and Gas of 26 May 2009, ARG/gas 62/09, which deferred the introduction of the allocation with daily details to later.

TRANSPORT OF NATURAL GAS

Tariffs
Resolution no. 102/08 approved Retragas S.r.l.'s tariff proposals for the transport and dispatching of natural gas, in implementation of resolution no 166/05.

Resolution ARG/gas 64/09 changed for method of determining the QTI (the component relating to the transport service), so as to take account of the six new territorial ambits foreseen in the Integrated Text for the Regulation of Tariffs for the distribution and measurement of natural gas for the period 2009-2012 (RTDG). The QTI is to be calculated for each tariff ambit as defined by resolution ARG/gas 159/08.

In DCO 24/09 published on 27.07.2009, the AEEG explained its approach to defining the criteria for determining natural gas transport and dispatching tariffs for the third regulatory period (2010-2013) based on the calendar year. To this end, resolution ARG/gas no. 135/09 extended to 31.12.2009 the validity of the gas transport and dispatching tariffs currently in force, as approved by resolution ARG/gas no. 102/08. Subsequently, resolution ARG/gas no. 136/09 confirmed the current value of the element relating to the transport service (QTi).

Quality
With resolution ARG/gas141/09 the Authority approved part 1 of the Code of Regulations for the Quality and Tariffs of the natural gas transport and storage services, relating to the regulation of the quality of the transport service for the period January 1, 2010-December 31, 2013 (RQTG).
On the basis of the matters laid down for the distribution service by resolution ARG/gas 120/08, the RQTG defines the indicators and obligations of safety and continuity of the transport service and the indicators and obligations to provide a service of commercial quality with respect to specific and general levels.
From January 1, 2010 all transport companies that operate national or regional natural gas transport networks are subject to the regulations contained in the RQTG.

Decree Law no. 135 of September 25, 2009 – Gas measurement at points of the national transport network
Art. 7 of Decree Law no. 135 on EC obligations lays down rules for the measurement systems installed as part of national or regional gas transport networks in order to eliminate obstacles to their sale and use.

Under article 7 of the Decree:

- measurement systems relating to the stations used for injecting gas into the national transport network, for exporting gas through the national transport network, for the interconnection of gas pipelines belonging to the national and regional transport network with the distribution networks and the storage of natural gas and for the national production of hydrocarbons are not subject to the legal metrology rules. To guarantee safety and the correct functioning of the national gas transport system, they have to comply with methods laid down by the Ministry for Economic Development, with the advice of the Authority for Electricity and Gas, within three months of the Ministry's decree coming into effect;

- for the withdrawal points of end-customers directly connected to the national or regional gas transport network, there is provision for the Ministry for Economic Development, with the advice of the Authority for Electricity and Gas, to establish criteria for carrying out legal metrological controls on the measurement systems within three months of the decree coming into force. The measurement systems in use on the date when this decree comes into force have to comply with the rules on legal metrology within one year of that date. The same decrees also lay down criteria for the controls to be carried out on the measurement systems.

DISTRIBUTION OF ELECTRICITY

Tariff regime of the distribution service

With resolution 348/07, the Authority adopted the Integrated Text concerning the regulation of power transmission, distribution and measurement services for the third regulatory period 2008-2011 (Attachment A).

The purpose of this provision is to go beyond the system based on tariff options proposed by the distribution companies, foreseeing the application of a single tariff set by the Authority.

This measure provides for a general equalisation regime, as well as a specific company equalisation system, guaranteeing coverage of any variances in the costs incurred by companies for reasons outside their control.
In particular, there are equalisation mechanisms for V1 restricted revenues and equalisation mechanisms for the sales and marketing costs involved in distribution. With resolution ARG/elt 30/08, the Authority defined the equalisation mechanism for the sales and marketing costs incurred by distribution companies for low tension customers to protect their economic and financial equilibrium, as a result of the reorganisation of the sector that followed completion of the deregulation process.

In order to determine tariff levels:

- the recognised rate of return on capital employed has been set at 7% for the distribution service, including related commercial activities, and at 7.2% for the measurement service;
- as regards the portion of the tariff components designed to cover operating expenses, the provision sets a target annual increase in productivity (X-factor), which would make it possible to transfer to end-customers, within eight years for transmission and distribution and within six years for the measurement service, of higher efficiency recoveries already achieved by the companies in the second regulatory period, namely 1.9% for distribution and 5.0% for the measurement service (national averages);
- with reference to the annual updates, the depreciation charge is excluded from the field of application of the price-cap.

The Integrated Text also introduces tariff mechanisms designed to promote types of investments considered particularly useful for the development and efficiency of distribution network infrastructures, integrating the incentives provided by the quality regulations.
These investments will be selected be defining suitable effectiveness indices.

As regards the measurement service, the useful life of the low-tension meters has been revised, giving them a duration of 15 years.
Companies are also recognised an additional depreciation charge in connection with the meters eliminated prior to the end of their standard useful life (20 years).
With resolution ARG/elt 30/08, the Authority provided for a revenue equalisation mechanism for the measurement service at low-tension withdrawal points in order to guarantee that the remuneration of the investment in electronic meters and electronic measurement recording devices at low-tension withdrawal points and the depreciation on electromechanical meters that have been eliminated to replace them with electronic ones are attributed to the distribution companies that have effectively made such investments. There is also provision for a penalty system for non-compliance with the obligatory installation objectives laid down in resolution 292/06.

With resolution ARG/elt 87/09 the AEEG laid down a number of instructions for the Equalisation Fund in matters of advance payments on the amount of specific company equalisation (SCE) for the years 2008, 2009, 2010 and 2011 for which the SCE mechanism has not yet been activated.
The Electricity Equalisation Fund will pay the distribution companies admitted to the SCE mechanism during the period 2004-2007 amounts by way of advances, subject to adjustment, for the SCE relating to the years 2008, 2009, 2010 and 2011, to the extent of 80% of the definitive SCE awarded for 2006 and subsequent years.
The amounts will be paid to the beneficiary firms by June 30 of the year after the one to which the advance relates.

Service quality and continuity

With resolution ARG/elt no. 17/09, the Authority made obligatory a series of initiatives to promote the upgrade of medium tension user systems.
With resolution ARG/elt 76/09, the Authority changed the statistical method (known as PCP, for Periods of Perturbed Conditions) for the attribution of force majeur as the cause of blackouts brought about by events of particular intensity and duration as foreseen in the Integrated Text on the Quality of Electricity (ITQE).

The changes made to the method involve recalculating the trend levels of reference defined by resolution ARG/elt 168/08, and deferring the deadlines for calculating the continuity recoveries relating to 2008. The continuity recoveries for 2008 will be determined and published by the Authority by March 31, 2010.

With resolution VIS 84/09 the Authority closed the renewed procedure with resolution VIS no. 4/08 initiated in 2005 by a previous resolution no. 208/05, for the possible adoption of prescriptive measures against AEM Elettricità (now A2A Reti Elettriche) to protect Becromal in the dispute that arose between the two companies in connection with the distribution of electricity to Becromal's industrial plant.
As a result of what emerged from the investigation carried out by the Authorities during the years, the Authority decided that there were not the conditions to take such measures against the distributor in accordance with art. 2.20.d) of Law 481/95.

Aggregation of electricity measurements for dispatching purposes
With resolution ARG/elt 74/09 the AEEG extended to 2010 Terna's use of the distributors' work on the measurement aggregation service, reducing the fees envisaged for this activity from July 2009.

RULES COMMON TO THE POWER AND GAS SECTORS

Social tariff

With resolution 117/08 the AEEG implemented the social tariff, which is a mechanism for offsetting the expense of supplying electricity to low income families or to persons with physical disabilities.
The electricity distributors and ANCI (the national association of Italian municipalities) have worked together to introduce SGATE, which is a system for managing electricity subsidies. This allows Italian municipalities to fulfil their legislative obligations by providing compensation for the cost of electricity supplied to low income domestic customers.

With resolution ARG/gas no. 88/09 the AEEG defined the application methods and economic quantification of the compensation regime for the cost of supplying natural gas incurred by economically disadvantaged domestic customers (the so-called "gas bonus"), in accordance with Decree no. 185 of November 29, 2008, converted into law with amendments by art. 1 of Law no. 2 of January 28, 2009.
The social bonus will run retroactively from January 1, 2009 and applications will have to be made according to the procedure laid down for the electricity bonus.

ENERGY EFFICIENCY
Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005-2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the amount of energy distributed.
In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

On December 21, 2007 the Ministry for Economic Development issued a decree revising and updating the decrees issued on July 20, 2004. In particular, the decree revises upwards the national energy savings objectives previously determined in 2004 for the electricity and gas sector for the years 2008 and 2009 and establishes new objectives for the three-year period 2010 – 2012.

Tariff grant

With resolution 345/07, the Authority confirmed the value of 100 euro per toe for each type I and II certificate cancelled in May 2009 in order to achieve the specific saving targets for 2008.

With resolution EEN 1/09 the Authority adjusted the Guidelines, laying down that the value of the unit tariff contribution recognised for each year (t+1) obligatory after 2008 is to be defined by the Authority by November 30 of the previous year (t).

Energy savings objectives for the year 2009

With resolution EEN no. 35/08 and subsequent amendments, the Authority determined the specific objectives for primary energy savings in the year 2009 for each of the electricity and natural gas distributors.
The objectives laid down for the distribution companies of the A2A Group, based on the data transmitted in accordance with resolution no. 344/07, are as follows:
- A2A Reti Gas S.p.A: 86,950 toe (tons of oil equivalent);
- A2A Reti Elettriche S.p.A.: 79,349 toe (tons of oil equivalent).

INSTRUCTIONS ON ACCOUNTING AND FUNCTIONAL UNBUNDLING

With resolution no. 11/07, partially amended by resolution no. 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures (including electricity distribution, measurement and transmission and gas transport) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the various sectors.

To this end, the activities subject to unbundling have been given decision-making and organisational autonomy by assigning the administration to an "Independent Manager".

With resolution ARG/com 145/09 the Authority launched a procedure to draw up provisions following changes in the legislative framework as a result of recent pronouncements of jurisprudence relating to the instructions on functional unbundling. It published a consultation document to agree with operators the changes to be made to the instructions, which were adopted by resolution 11/07 and Appendix A to it (TIU).

INTEGRATED WATER SERVICE

Brescia O.T.A.

After Decree 152 of April 3, 2006 “Rules on environmental matters” and Regional Law 18 of August 8, 2006 came into force, the Ambit Conference of the Optimal Territorial Ambit (O.T.A.) for the province of Brescia passed resolution 7 of December 21, 2006 which approved the preliminary steps needed to set it up in the form of a consortium under art. 31 of Decree 267/2000 and subsequent amendments.

On June 15, 2007, the local government agencies included in the OTA signed an Agreement which set up a Consortium entitled "Ambit Authority for the Province of Brescia".

Details of the tariff plan for the integrated water service in the Province of Brescia are contained in the "Ambit Plan" approved by resolution 2 of June 14, 2006. The Ambit Plan is the tool used by the Ambit Authority to define the objectives and methods of managing the aqueduct, sewer, catchment and purification services and to regulate dealings with the various operators.

At the beginning of 2009 the Lombardy Region approved Law 1/09 entitled "Amendments to the General Provisions for the Integrated Water Service as per Regional Law 26/03" published in the Official Bulletin of the Lombardy Region on January 30, 2009. This rule was impugned by the Council of Ministers before the Constitutional Court for the parts regarding the determination of tariffs and verification of the ambit plans, alleging that the rules were in contrast with the provisions of the Environment Code, which reserves these functions exclusively to the State.

With resolution 3/09 the Consortium General Meeting approved the "Integrated Water Service Charter" which came into effect from June 1, 2009, superseding all other regulations previously applied by water service operators.

In June, the AATO announced that the Board of Directors had given its definitive approval to the integrated water service investment plan for 2009.

Bergamo O.T.A.

Art. 7 "Existing management teams" of the service contract between the Bergamo O.T.A. and Uniacque provides for the involvement of existing management teams interested in protecting their own activities up to the expiry of outstanding delegations.

BAS SII S.p.A. sent a formal request for protection to the Bergamo O.T.A.

At the end of the preliminary investigation, with resolution 19/2008, the OTA authorised this protection up until December 31, 2010 for management of the water service only in the City of Bergamo. It also declared protection of the water service in the Municipality of Valnegra up to the natural expiry on June 27, 2026. The cessation of all operations in the other 32 municipalities from January 1, 2007 was also announced. BAS SII S.p.A. impugned the measure. In the meantime, it was decided not to take any action with regard to taking over the role of single operator of the OTA and to continue providing the service to ensure continuity of supply until such time that the appeal is accepted, as is probable.

At present, BAS SII is operating within its own catchment area:

- with tariff systems that were in place prior to the setting up of the O.T.A. (CIPE provision 131 of December 19, 2002 Official Gazette no. 79 of April 4, 2003) starting on July 1, 2002;
- with maintenance investments;
- with investments on behalf of the proprietor entities or third-party customers to upgrade the infrastructures to satisfy their service requirements according to the programme as per art. 141 of Law 388/2000 approved by the Provincial Administration with resolution no. 726 of December 23, 2001.

On March 26, 2009, the Official Gazette no. 71 published CIPE resolution no. 117 of December 18, 2008, which provides for the possibility for operators under the transitional systems of aqueduct, sewer and water purification services to ask for:

- a tariff increase up to a maximum of 5% running from the date of publication of the resolution in question, complying with certain prerequisites, to compensate for inflation during the years from 2003 to 2007;
- a subsequent increase for 2008 running from July 1, 2009 using the price-cap method;
- a similar increase to that of 2008 for 2009 running from July 1, 2010.

BAS-SII filed the required documentation to obtain the following increases:

- for the period 2002-2007 an increase of 5% (starting from 03/26/09);
- for 2008 an increase of 3.87% (starting from 07/01/09).

At present, the documentation is being reviewed by the offices of the former UPICA.

Quantitative data

3rd Qtr. 09	*3rd Qtr. 08*		*09.30.09*	*09.30.08*	*Change*	*% 09/08*
2,832	3,016	Electricity distributed (GWh)	8,493	9,194	(701)	-7.6%
132	143	Gas distributed (Mm3)	1,294	1,244	50	4.0%
40	46	Gas transported (Mm3)	237	265	(28)	-10.6%
23	23	Water distributed (Mm3)	75	67	8	11.9%

Electricity distributed in the first nine months of the year came to 8,493 GWh, in decrease compared with the same period of last year principally to the reduction in consumption of industrial customers in line with the national statistic.
The quantities of gas distributed came to 1.294 Mcm, 4% up on the same period last year because of the low temperatures during the first three months of the year, which affected the demand for gas for heating purposes, and the contribution made by the Aspem Group.
The amount of gas transported came to 237 Mcm, down by 11% compared with September 30, 2008.
The water distributed rose by 12%, going from 67 Mcm in the first nine months of 2008 to 75 Mcm in the first nine months of the current year, substantially due to the contribution of the Aspem Group. Net of this contribution, the quantities of water distributed are in line with those of the same period last year.

Income statement

3rd Qtr. 09	*3rd Qtr. 08*	*Millions of euro*	*01.01.09 09.30.09*	*01.01.08 09.30.08*	*Change*
122	156	Revenues	404	430	(26)
47	81	Gross operating income - EBITDA	170	203	(33)
38.5%	*51.9%*	% of revenues	*42.1%*	*47.2%*	
(29)	(27)	Depreciation, amortization and provisions	(91)	(82)	(9)
18	54	Net operating income - EBIT	79	121	(42)
14.8%	*34.6%*	% of revenues	*19.6%*	*28.1%*	
33	36	Investments	101	98	3

In the first nine months of the year the Networks Sector reported revenues of 404 million euro, a decrease of 26 million euro compared with the same period of last year and a Gross operating income (EBITDA) of 170 million euro (203 million euro at September 30, 2008).

The Gas Sector recorded revenues amounting to 109 million euro, up 6 million euro compared with the same period last year. This increase is attributable mainly to higher distribution revenues, particularly following the acquisition of the Aspem Group. Gross operating income came in at 37.8 million euro, slightly down (-2.3 million euro) on the first nine months of the previous year, mainly because of lower connection contributions.

The electricity sector is showing a decline in revenues of 26 million euro compared with the first nine months of last year, essentially because of a reduction in other revenues and income. The 2008 result did in fact benefit from recognition on the part of the AEEG of the specific company equalisation to cover the effective costs incurred by the company in the period 2004-2007.
As a result of these movements, gross operating income came to 114 million euro, down on the same period last year.

The result of the Water Sector, 11.4 million euro, is down on the first nine months of 2008 (19 million euro). The effect of higher volumes following the acquisition of new municipalities has been more than offset, in terms of margins, by lower revenues from connection contributions because of the reduction in fees from the Optimal Territorial Ambit (OTA).

Depreciation, amortization and provisions amounted to 91 million euro, with a slight increase on the first nine months of last year.

As a result of these changes, the net operating income (EBIT) amounts to 79 million euro (121 million euro at September 30, 2008).

Capital expenditure during the period amounted to 101 million euro, involving:

- development and maintenance work on the electricity distribution networks, mainly connecting new users, maintaining secondary cabins, expansion and refurbishment of the medium and low voltage network, installation of new electronic meters and maintenance and upgrading of primary plants (57 million euro);
- development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure tubes (26 million euro);
- works on the water transport and distribution network, as well as on the sewer networks (18 million euro).

Note that the acquisition of the Aspem Group entailed an increase in fixed assets of 17 million euro.

OTHER SERVICES AND CORPORATE SECTOR

The following is a brief description of the activities carried on by this sector:
Corporate[2]: supervision, coordination and control activities, such as business development, strategic direction, planning and control, financial management and the coordination of the Group's activities; central services to support the business and operating activities (e.g. administrative and accounting services, legal services, procurement, personnel management, information technology, telecommunications etc.) provided by the Parent Company under specific intercompany service contracts.
Other services: activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries, as well as data transmission, telephony and internet access services and systems design services.
In addition to the activities carried on directly by A2A S.p.A., this area also includes the following companies:

OTHER SERVICES AND CORPORATE	CONSOLIDATED COMPANIES OF THE A2A GROUP
Other services Corporate	- Selene* - Aprica studi - A2A Servizi al Cliente

* Controls 100% of Itradeplace

[2] This includes the General Manager's Office (Corporate and Market Area), the General Manager's staff (Technical and Operations Area) and the staff in the Office of the Chairman of the Board of Management and Supervisory Board.

Income statement

3rd Qtr. 09	3rd Qtr. 08	*Millions of euro*	01.01.09 09.30.09	01.01.08 09.30.08	Change
65	66	Revenues	195	192	3
(7)	(1)	Gross operating income - EBITDA	(17)	(17)	0
-10.8%	*-1.5%*	% of revenues	*-8.7%*	*-8.9%*	
(7)	(9)	Depreciation, amortization and provisions	(7)	(25)	18
(14)	(10)	Net operating income - EBIT	(24)	(42)	18
-21.5%	*-15.2%*	% of revenues	*-12.3%*	*-21.9%*	
5	3	Investments	16	48	(32)

In the first nine months of the year, the other services and corporate sector showed revenues of 195 million euro and a gross loss from operations of 17 million euro.

Net of depreciation, amortization and provisions, net operating income (EBIT) is negative for 24 million euro.

Capital expenditure of the period, amounting to 16 million euro, mainly involved work on the information system (11 million euro) and on buildings (2.5 million euro).

Outlook for operations

The fourth quarter of 2009 will benefit from the consolidation of the assets transferred from E.ON Produzione S.p.A. (the Monfalcone thermoelectric plant and the hydroelectric nucleus in Calabria) as well as from the contribution of the new thermoelectric plant at Gissi (Ch) which entered commercial production at the start of the year. Compared with the last quarter of 2008, these positive facts of an industrial nature will help offset the end of the CIP 6/92 grant for the electricity output of the Brescia incinerator and the considerable contraction in margins on power markets.

Risks and uncertainties

Financial risks

Market risk and interest rate risk

Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate. In fact, if the loan is floating rate, the interest rate risk relates to the volatility of the cash flows, whereas if it is fixed rate, the risk relates to the gap between the fixed rate paid and the level of market rates.
The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans by transforming them into fixed rate loans or stipulating collar contracts, and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry ").
A structured model for interest rate risk analysis and management has been developed in-house. The method used for calculating exposure to this risk is based on the Montecarlo Method, which measures the impact that fluctuations in interest rates have on prospective financial flows. The method simulates at least ten thousand scenarios for each important variable, depending on the volatility and correlations associated with each of them, using forward market rate curves as prospective levels. Having obtained in this way a distribution of the probability of results, it is possible to extrapolate the maximum negative variance expected (worst case scenario) and the maximum positive variance expected (best case scenario), with a confidence interval of 97.5%

Exchange rate risk not related to commodities

As regards the exchange rate risk on purchases and sales other than those of commodities, A2A does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.
The only case of hedging exchange rate risk that was not related to commodities is the fixed-rate bullet bond of 14 billion yen with maturity 2036 issued by ASM S.p.A. in 2006.
A cross currency swap contract was stipulated for the entire duration of this loan, which transform the principal and interest payments from yen into euro. This derivative is accounted for as a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.

Liquidity risk

The Group is not currently exposed to short-term liquidity risk, having at the balance sheet date more than 1,175 million euro of committed lines of credit that expire between 2011 and 2013. These lines are mainly to cover temporary liquidity requirements.

Credit risk

For the Group, exposure to credit risk is principally linked to its growing commercial activity. In order to control this risk, which is handled by the Credit Management function, which is located centrally as part of the Administration Department, for some time now a credit policy has been implemented by head office to regulate the assessment of customers' credit standing, monitor expected collection flows, issue suitable reminders, grant extended credit terms if necessary, possibly backed by adequate guarantees, and take suitable recovery measures. Depending on the customers' credit worthiness, the Credit Policy requires the company to ask customers to give bank

or insurance guarantees of prime credit standing, collectable on first request and without any chance of raising objections. As regards regulatory changes and the consequent evolution of the markets involved in the Group's activity, there is currently in progress a process of review and update of the credit policy for the entire A2A Group considering, among other things, additional types of guarantees such as credit insurance. Counterparties for the management of temporary cash surpluses and for the stipulation of financial hedging contracts (using derivatives) always have a high international credit standing.
The payment terms generally applied to customers provide for various due dates in line with applicable regulations and market standards. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (application of the default rate as per D. Lgs. 231/2002).
Trade receivables are shown in the balance sheet net of any write-downs; management is of the opinion that the figure shown is a correct representation of the fair value of total trade receivables

Equity risk

At September 30, 2009 the A2A Group is not exposed to equity risk.

At September 30, 2009 A2A S.p.A. held 26,917,609 treasury shares, equal to 0.859% of the share capital which consists of 3,132,905,277 shares.
As laid down in IFRS, own shares do not constitute an equity risk as their purchase cost is deducted from equity and even if they are sold, any gain or loss on the purchase cost does not have any effect on the income statement.

Default risk and covenants

In October 2003 and in May 2004, A2A S.p.A. issued a bond loan of nominal value 500 million euro each with a 10-year maturity.

A2A S.p.A.'s bank debt, originally of 100 million euro at floating rate with maturity September 2012 and originally of 85 million euro at floating rate with maturity June 2018, has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100 million euro loan, while for the 85 million euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan.
If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial expenses ratio. These covenants are evaluated by the Company every twelve months based on the consolidated financial statements.

There is also a Credit Rating clause in the EIB loan originally of 100 million euro, maturity 2014-2016 (rating of less than BBB), on the EIB originally of 200 million euro, maturity 2023 (rating of less than BBB) and on the bond loan in yen, maturity 2036, and relating to the cross currency swap with CSA ("put right" with a rating of less than BBB-).

A2A S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 3,105 million euro which are not subject to any covenants, not even having to maintain a specific level of rating.

As regards the bond loans, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which A2A S.p.A. undertakes not to set up real guarantees on

the assets of A2A S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain direct subsidiaries.

Moreover, for the committed lines of credit, A2A S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*).

Note that the A2A Group has not stipulated any loan contracts with a change of control clause, except for the bridge loan up to a maximum of 235 million euro, with maturity at the end of 2009.

In addition, the loan of the subsidiary Abruzzoenergia S.p.A., for a maximum of 220 million euro, is secured by a mortgage of up to 264 million euro.

As matters stand, there is no situation of default on the part of companies of the A2A Group nor any infringement of the covenants mentioned above.

Energy Risk Management

Commodity price risk, i.e. the market risk linked to changes in the price of energy raw materials such as electricity, natural gas, coal, fuel oil as well as the by-products of these raw materials, is handled as part of the Risk Management function.
The rising volatility of these commodities entailed a considerable increase in the risks associated with any change in the value of the assets and of the cash flows of the companies in this sector.

Risk Management therefore has the specific objective of stabilising the cash flows generated by the asset portfolio and outstanding contracts to ensure the Group's economic and financial equilibrium.
The market risk involved in fluctuations in energy commodity prices and the exchange rates associated with them is managed centrally by means of a netting process for the entire exposure of the Group's portfolio, which is constantly monitored against a risk limit expressed in terms of economic capital.
Each year, A2A's Management Board lays down the Group's commodity risk limits. The Risk Management Committee supervises the situation to ensure compliance with these limits and defines the hedging strategies designed to bring risk within the set limits.

Risks linked to the external environment

Legislative and regulatory risk

One potential source of significant risk is the constant - and not always predictable - evolution in the legislative and regulatory context for the electricity and natural gas sector. Of the main topics involved in the current legislative evolution, we would point out in particular:

- the provisions of art. 19 of the Ronchi Decree no. 135/09 on EC obligations, published in the Official Gazette of September 25, 2009 and until such time that it is converted into law, relating to the recovery of the state aid in favour of public utilities with a public sector majority holding (as the outcome of the Decision of the European Commission no. 2003/193/CE of June 5, 2002);

- the rules on the regulation of local public services, principally in light of the amendments and integrations made to art. 23-bis of Law no. 133/08 on the duration of the transition period for current mandates.

- the rules governing large hydroelectric concessions;

- the reform of the electricity wholesale market provided for in D.L. 185/08, converted into law on January 28, 2009;

- the evolution in the rules of CIP 6/92 conventions 6/92;

- the evolution of the market rules on Green Certificates;

- approval of the Third Energy Packet by the EU.

Recovery of state aid in favour of public utilities with a public sector majority holding

Paragraph 19 of the Ronchi Decree, which amends art. 24 of Decree Law no. 185/08, converted into Law no. 2/2009, allows the Tax Authorities to make new assessments on public utilities that became joint-stock companies during the period 1996-99 and that took advantage of a specific tax treatment, in order to redetermine their tax base, which will inevitably result in higher tax charges. As already explained in the paragraph "Other information - EC infringement procedure", the A2A Group has already paid the entire amount in question, while reserving the right to claim it back on appeal.

The regulation of local public services

Following the publication of Decree no. 135/09 (the so-called "EC Obligations Decree"), in force from September 25, 2009, with particular reference to the provisions of art. 15, which again amend and integrate the provisions of art. 23 bis of Law 133/08, the government is currently working on the regulations to implement the provisions of this article regarding the mandate given to public entities responsible for local public services of economic importance, which will be included in it. These regulations will have to completed by December 31, 2009.

We would also point out that the Ronchi Decree has amended the transitional rules on the duration of current mandates, laying down in particular that:

- direct mandates approved as of October 1, 2003 and given to companies with public sector participation, already listed on the stock exchange as of that date and those controlled by them pursuant to art. 2359 of the Italian Civil Code, come to an end on the expiry date foreseen in the service contract, on condition that the public participation is reduced, also gradually, by means of public procedures or forms of private placement with qualified investors or industrial operators, to not more than 30% by December 31, 2012; otherwise, the mandates will come to an end on December 31, 2012, without any possibility of extension and without any need for a specific decision on the part of the entity that gave the mandate;
- mandated operations that do not match these circumstances will in any case come to an end by and not beyond December 31, 2010, without any need for a specific decision on the part of the entity that gave the mandate.

Law no. 99/2009 (the so-called "Development Law", containing instructions for the development and internationalisation of companies, and on energy matters), in force from August, had previously introduced another amendment to art. 23-bis, designed to maintain the provisions of Decree 164/2000 for the gas sector and art. 46-bis (Instructions on competition and quality of essential services in the gas distribution sector) of Decree 157/2007 on the distribution of natural gas. Based on this amendment, the minimum territorial ambits mentioned in paragraph 2 of art. 46-bis are determined by the Minister for Economic Development together with the Minister for Relations with the Regions, after hearing the opinion of the Joint Conference as per art. 8 of Decree 281/1997 and subsequent amendments, and the Authority for Electricity and Gas, also taking account of the interconnections of the distribution networks and with reference to the specific characteristics of the various territories and the number of end-customers living there. In any case, the ambit cannot be smaller than the territory of the municipality.

Large hydroelectric concessions

As regards the rules currently in force for the assignment of major water concessions, the 2006 Budget Law provided for a 10-year extension of all such concessions, in exchange for adequate investment in the modernisation of the installations. (This 10-year extension was based on the expiry dates laid down in art. 12.6, 7 & 8 of Decree 79/99, the "Bersani Decree"). Based on separate appeals against this measure by certain Regional Authorities, sentence 1/2008 of the Constitutional Court declared that part of the law was unconstitutional as it violated the regions power to make decisions in energy matters, which comes before that of the state. This sentence by the Court led to a situation where it was no longer possible to extend the concessions, whereas it did not entirely reinstate the rules contained in art. 12 of the Bersani Decree (paras. 3 and 5 remain abrogated, para. 2 has been abrogated and para. 1 has been replaced by the first part of art. 1.483 of the 2006 Budget Law). Given that it has been declared unconstitutional, among other things, the tender parameters contained in the Budget Law (minimum organisational and financial requisites; parameters for the increase in power and energy generated) remain in doubt. Seeing as there is no longer sufficient time to hold competitive tenders for the large concessions that are due to expire on December 31, 2010, it is hoped that the Regional Authorities concerned will themselves extend the duration of the existing concessions.

The reform of the electricity wholesale market

Decree Law 185/08, converted into law on January 28, 2009, introduced measures to reform the power market. These could radically alter certain functional mechanisms, creating serious interruptions and impacts on the operational dynamics of current players in this market.
Generally speaking, the rules introduced are intended to guarantee lower charges for households and businesses and to reduce the price of electricity, taking account of the exceptional international economic crisis and its effects on the market for raw materials. Particular emphasis is put on the need to develop more liquid and transparent markets, both spot and forward, overcoming the problems of the exercise of power in a local market (both in geographical terms and in terms of the service provided).
The new power markets envisaged by the reform (the Intraday Market and the Forward Market) ought to be activated by October 31 of this year.

Evolution of the CIP 6/92 rules

The "Development Law" (no. 99/09) establishes that it is up to the Ministry for Economic Development to define the criteria for the annual update of the Avoided Fuel Cost (AFC) and that mechanisms are proposed to producers for the advance resolution of the CIP 6/92 conventions in order to reduce the costs of maintaining these special arrangements.

Evolution of the market rules on Green Certificates

With a view to protecting the acquired rights of plant owners, the "Development Law" proposes a one year extension for the December 31, 2008 deadline for art. 14 of Decree 20/07 for the introduction of cogeneration plants combined with district heating network for the purpose of issuing Green Certificates for subsidised energy in accordance with art. 1, para. 71, of the Marzano Law.
Based on the reform of the market for Green Certificates contained in that law, the calculation of the obligatory quota of energy produced from renewables no longer will be carried out on the output, but on the energy used. In order to make the renewables incentive system more efficient, the obligation mentioned in art. 11.1 of the Bersani Decree has been transferred to those that sign one or more withdrawal dispatching contracts with Terna under resolution 111/06. It is not all clear how it will be established what the source was of the energy used by these operators for delivery to the end-customers. The rule also requires a implementation decree from the Ministry of Economic Development.
Green Certificates will also be granted to plants that generate electricity by means of steam coming from processes of industrial cooling.

Approval of the Third Energy Packet by the EU

The European Parliament definitively approved the "Third Packet" of measures affecting electricity markets on April 21, 2009.
The Packet contains the revision of the two Directives (2003/54 and 55) and the regulations on access to the networks (1228/2003 and 1775/2005), as well as a new Regulation that sets up the Agency for Cooperation among National Regulatory Authorities.
The following topics are worth mentioning in particular:

- Unbundling networks: it has been decided not to impose the unbundling of ownership of networks, preferring a choice between three alternative models: 1) TSO - Transmission System Operator - unbundling of the enterprise that owns the network from the one that

operates on the market - as in the case of Terna; 2) ISO - Independent System Operator – creation of independent network operators while leaving bare ownership of the network with the vertically integrated enterprise and entrusting management of the system to a third party, as in the case of the old GRTN; 3) ITO (Independent Transmission Operator) - obligation to unbundle the transmission infrastructure. Dealings between the ITO and the parent company of the vertically integrated enterprise should be tightly controlled (the model seems to be very close to the unbundling scheme already adopted by the Italian Energy Authority with resolution 11/07).

- Reinforcement of the powers of the Regulatory Authorities: the principle is affirmed that the Authority is independent from the Government and the powers of the Authority are redefined following the example of those attributed to the most powerful ones, such as in Italy. For Italy, the new elements would be in certain functions regarding interconnection, the approval and verification of operators' investment plans, and access to consumption data on the part of end-customers. This standardisation of the powers of European Energy Authorities could facilitate the integration of the Italian energy market with the rest of Europe.
- Consumer protection: the packet introduces a series of rules for the protection of consumers, including the possibility to change supplier within three weeks at zero cost, the right to receive adequate information on consumption, the creation of organisations designed to resolve disputes (as already introduced into Italy with the Dispute Settlement Procedure) and compensation in the event of inadequate service. At least 80% of European consumers will have to have electronic meters by the end of 2020 (once again, the rules in force in Italy apply more stringent obligations, envisaging meter replacement completed by the end of 2016); Less well-off customers will have special guarantees and benefits (the social tariff introduced in Italy for electricity and gas customers could already be included in this ambit).

Process risk

Operational risk

The main operational risk to which A2A is exposed is linked to the ownership and management of power stations, cogeneration plants and distribution networks and plants.
These plants are naturally exposed to risks that that cause significant damage to the assets themselves and, in more serious cases, production capacity may be compromised.
However, the presence and continuous monitoring of adequate systems of prevention and protection within each operating area, which act on the frequency and gravity of the events, the adoption of maintenance plans, the availability of strategic spare parts and the use of tools for transferring risk to the insurance market enable us to mitigate the economic consequences of adverse events.

Information Technology

The 2009 saw the launch of a programme to implement the Group's new ICT Model with a view to allocating resources, skills and assets to two hubs: one geared to Telecommunications and the other geared to Information Technology.
Once it is up and running, the new structure will permit a more agile management of resources and more targeted renewal of IT systems for the entire Group, at the same time ensuring economic benefits and better quality service.
During the transition period, measures will be put in place to contain all of the potential problems that could arise as a result of technical and organisational modifications linked to the restructuring.

one of the areas of rising complexity is that of information security, which will be the object of interventions aimed at improving safety procedures and safety management and control tools.

06. CERTIFICATION BY THE MANAGER IN CHARGE OF PREPARING ACCOUNTING DOCUMENTS

Certification by the Manager in charge of preparing accounting documents

The Manager in charge of preparing the Company's accounting documents, Stefano Micheli, declares pursuant to art. 154 bis, 2 of the Finance Consolidation Act that the information disclosed in this consolidated quarterly report agrees with the supporting documentation, books of account and accounting entries.